        Filed pursuant to Rule 424(b)(5)
Registration No. 333-122226

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT	SUBJECT TO COMPLETION	MARCH 11, 2005
(To Prospectus dated March 8, 2005)
3,665,000 Shares
Common Stock

        We and the selling shareholders identified in this prospectus supplement are offering 3,665,000 shares of our common stock. We are offering 1,560,622 shares and the selling shareholders are offering 2,104,378 shares. We will not receive any proceeds from the sale of our common stock by the selling shareholders under this prospectus supplement.
      Our common stock is quoted on The Nasdaq National Market under the symbol “NUCO.” On March 10, 2005, the last reported sale price of our common stock on The Nasdaq National Market was $23.32 per share.
       Investing in our common stock involves a high degree of risk. Before buying any shares, you should read carefully the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page S-10.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling shareholders	$	$
      The underwriters may also purchase up to an additional 549,750 shares of common stock from us and certain of our executive officers at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days from the date of this prospectus supplement. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $          , and the total proceeds, before expenses, to us will be $          .
      The underwriters are offering the shares of our common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about                     , 2005.
Joint-Book Running Managers

Bear, Stearns & Co. Inc.	UBS Investment Bank

First Analysis Securities Corporation
The date of this prospectus supplement is                     , 2005.

      You should rely only on the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters and selling shareholders have not, authorized anyone to provide you with additional or different information. We are not, and the underwriters and selling shareholders are not, offering to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
      NuCO2 and AccuRoute are registered trademarks of NuCO2 Inc. This prospectus supplement and the accompanying prospectus also contain trademarks and service marks of other companies.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
      This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined.
      If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the shares being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying prospectus as well as additional information described under “Where You Can Find More Information” in the accompanying prospectus before investing in our common stock.
      All references to “NuCO2,” the “Company,” “us” and “we” in this prospectus supplement and the accompanying prospectus mean, unless the context indicates otherwise, NuCO2 Inc. All references in this prospectus supplement to our financial statements include, unless the context indicates otherwise, the related notes. All references to fiscal year in this prospectus supplement and the accompanying prospectus mean our fiscal year ended on June 30 of each respective calendar year. All references to our financial results for a particular year mean our financial results for the fiscal year ended on June 30 of that particular year.
INDUSTRY AND MARKET DATA
      We also use market data and industry forecasts and projections throughout this prospectus supplement, which we have obtained from market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and the projected amounts may not be achieved. Similarly, although we believe that the surveys and market research others have performed are reliable, we have not independently verified this information.
      When we refer to bulk CO2, we are referring to bulk carbon dioxide, or CO2, for carbonating fountain beverages. When we refer to our market share, we are referring to our share of the bulk CO2 systems and bulk CO2 market for carbonating fountain beverages.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY
      This summary highlights selected information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including “Risk Factors” and the financial statements included in this prospectus supplement and the accompanying prospectus, before making an investment decision. Except where we state otherwise, the information we present in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.
Our Company
      We believe we are the leading provider of bulk CO2 systems and bulk CO2 for carbonating fountain beverages in the United States and the only company in our industry to operate a national network of bulk CO2 service locations. We provide a comprehensive range of services, including bulk CO2 system installation and maintenance, bulk CO2 delivery and dedicated in-house technical support on a nationwide basis. We are the only national provider of beverage-grade bulk CO2, a premium grade CO2, which is increasingly required by our customers for carbonating fountain beverages. Many of our customers are major national and regional restaurant and convenience store chains, movie theater operators, theme parks, resorts and sports venues, including McDonald’s, Burger King, Subway, Taco Bell, Pizza Hut, 7-Eleven, Loews Cineplex, Six Flags, Walt Disney World and Madison Square Garden.
      Bulk CO2 systems store CO2 in liquid form and convert the liquid product to gaseous CO2 on demand. Gaseous CO2 is the necessary ingredient for beverage carbonation, which is a critical component of our customers’ fountain beverage product. We install bulk CO2 systems at the customer’s site, refill them on a regular basis and perform periodic maintenance to provide a constant supply of bulk CO2 with consistent quality. Prior to the commercial introduction of bulk CO2 systems in 1986, high pressure cylinders were the primary method for carbonating fountain beverages. High pressure cylinders containing gaseous CO2 can weigh up to 155 pounds, require specialized handling skills and must be returned to the supplier when empty. Bulk CO2 systems typically store sufficient CO2 to replace at least 10 high pressure cylinders, and have clear advantages over high pressure cylinders, including:

•	consistent and improved beverage quality;

•	increased product yields;

•	no cylinder handling or storage requirements;

•	elimination of downtime and product waste during high pressure cylinder changeovers; and

•	enhanced safety for both the supplier and the customer.
      Since 1990, we have expanded our service area from one service location and 19 customers in Florida to 114 service locations supporting approximately 93,000 customer locations in 45 states as of December 31, 2004. We have grown our revenues from $58.0 million in 2000 to $87.7 million for the twelve months ended December 31, 2004, while at the same time increasing our EBITDA at a compound annual growth rate of 15.8%. In line with our growth, our net income improved from a loss of $9.4 million in 2000 to a profit of $7.1 million for the twelve months ended December 31, 2004. Our operating momentum has continued with revenues increasing 17.3% and EBITDA increasing 28.0% for the six months ended December 31, 2004 as compared to the same period in 2003.
      We offer our customers two principal services:

•	we lease, install and maintain stationary bulk CO2 systems; and

•	we routinely refill bulk CO2 systems with beverage-grade bulk CO2.

      We generally provide these services through long-term contracts of five to six years in duration. The following table provides a summary of our service plans, which are tailored to individual customers’ needs:

	% of 2004
	Service
	Plan
Service Plan	Revenue	Description

Budget Plan	75%	Customer pays a flat monthly fee for bulk CO 2 system rental and bulk CO 2
Equipment Lease and Product Purchase Plan	15%	Customer rents bulk CO 2 system and pays a per-pound rate for bulk CO 2
Fill Plan	10%	Customer owns bulk CO 2 system and pays a per-pound rate for bulk CO 2
Competitive Strengths
      Our competitive strengths position us to benefit from continued growth in bulk CO2 usage.
      Market Leadership in a Growing Market. We believe we are the leading provider of bulk CO2 systems and beverage-grade bulk CO2 to the fountain beverage market, with an estimated market share of approximately 60%. Our market leadership and nationwide service and distribution capabilities uniquely position us to benefit from the conversion of high pressure cylinders to bulk CO2 systems. This conversion is primarily driven by the numerous benefits of bulk CO2 systems as compared to high pressure cylinders. We estimate that approximately 600,000 of the approximately 900,000 food service establishments in the United States use fountain beverage carbonation systems. Of these 600,000 fountain beverage users, we estimate that approximately 440,000, or 75% of the market, currently use high pressure cylinders and represent potential organic growth targets.
      Sole National Provider of Bulk CO2. We are the only bulk CO2 provider with nationwide service and distribution capabilities, enabling us to establish service agreements with multi-location customers such as major national and regional restaurant and convenience store chains and movie theater operators. Increasingly, these customers seek providers who can offer consistent product quality, high levels of local service and centralized support on a nationwide basis. As the only bulk CO2 provider with these capabilities, we expect to achieve increasing market share and growth that outpaces our competition. In addition, our national service and distribution capabilities have enabled us to negotiate master service agreements with many restaurant and convenience store chains as well as agreements with franchisees who own multiple locations. These master service agreements generally provide for a commitment on the part of the customer for all of its currently owned locations and may also include future locations.
      Unique and Comprehensive Service Platform. We provide a comprehensive range of services nationwide, including bulk CO2 system installation and maintenance, bulk CO2 delivery and dedicated in-house technical support. We believe our responsiveness and the breadth and quality of our service offerings differentiate us from our competition, and influence our customers’ decision to choose and continue using our services. Our service platform enables us to offer our customers a “one-stop-shop” for their bulk CO2 needs:

•	We supply and install a complete range of bulk CO2 systems customized to meet the specific needs of our customers. Complementing this service is our in-house technical expertise in maintaining and refurbishing bulk CO2 tanks. As a result of this expertise, we have a sufficient supply of bulk CO2 tanks readily available for our customers’ use and are able to minimize service interruptions and downtime for bulk CO2 tank maintenance.

•	We provide bulk CO2 delivery utilizing our AccuRoute distribution system, which relies on computer algorithms to analyze our proprietary database of usage history, tank size, seasonality and customer promotions for each of our individual accounts to determine the optimal bulk CO2 delivery schedule. Our AccuRoute distribution system minimizes service interruptions and the need for customers to schedule bulk CO2 deliveries.

•	We operate a 24 hours a day, 7 days a week customer service call center. Our in-house customer service representatives provide access to experienced technical personnel who are able to answer customer queries, identify problems and dispatch service personnel as required.

•	At December 31, 2004, we had a fleet of 295 delivery and technical service vehicles operated by 321 drivers and 93 technicians to maintain our installed base of bulk CO2 systems and respond to service calls allowing us to provide on-site service to any customer generally within a matter of hours, minimizing service interruptions. As carbonated fountain beverages represent a highly profitable product for our customers, our ability to respond quickly can minimize costly downtime due to lack of carbonation.
      Scalable Business Model with Operating Leverage. We have established a network of service locations which allows us to service virtually all of the fountain beverage providers in the continental United States. We can leverage our network and operating efficiencies to service incremental customer locations with minimal incremental investment. We are able to expand our base of customer locations without significantly increasing our distribution network, thereby increasing our profitability and cash flow. As a result, we have been able to increase our return on invested capital, or ROIC, by 10.9 percentage points since 2000, and anticipate continued improvement in returns as our customer base increases.
      Highly Visible Revenue Stream Supported by Strong Backlog and Long-Term Customer Contracts. As of December 31, 2004, we had a signed contractual backlog of approximately 5,900 new customer accounts awaiting activation. Our contracts are typically five to six years in duration, providing stability and visibility to our revenue base. We have established long-term relationships with our customers’ organizations and have experienced strong renewal rates under our existing contracts, with customer cancellations in 2004 of less than 2%. In 2004, total customer attrition was less than 5%. In addition, we are not overly dependent on the business of any one customer. For the six months ended December 31, 2004, no single customer accounted for more than 4% of our revenues.
      Long-Standing Relationships with Blue-Chip Suppliers. We have long-standing relationships with our suppliers who are leaders in their respective industries including: The BOC Group, Inc., which supplies our bulk CO2; Ryder System Inc., from whom we lease our delivery vehicles; and Chart Industries, Inc. and Harsco Corporation, which provide our bulk CO2 tanks. As one of the largest purchasers of both bulk CO2 and bulk CO2 tanks for carbonating fountain beverages, we believe we are able to negotiate agreements with our suppliers at favorable terms and to secure priority delivery.
      Strong Operating Cash Flow. Since 2000, we have maintained EBITDA margins in excess of 25% on average while generating cash from operations totaling $70.0 million. We have invested this cash in the future growth of our business by purchasing bulk CO2 tanks and equipment and expanding our network of service locations. Since 2000, our investments have enabled us to increase our customer locations served by 27.4%, to approximately 93,000 accounts currently, while servicing debt and reducing leverage by $50.0 million. We plan to use the increased cash generated by our improving profitability to invest in the future growth of our business both through direct investment in revenue generating equipment and acquisitions, and through debt repayment to increase our balance sheet flexibility.
      Proven Management Team. Our senior management team members have an average of approximately 15 years of experience in the industrial gas, food service and distribution industries. This management team has been assembled over the last four years and has significantly improved the levels of quality and service we provide, while increasing our profitability. Under this leadership team, we have achieved consecutive year-over-year revenue growth at a compound annual growth rate of 9.6% and a gross profit margin improvement of 10.5% since 2000. We have also improved our profitability from a loss of $9.4 million in 2000 to a profit of $7.1 million for the twelve months ended December 31, 2004.

Business Strategy
      Our business and strategic plan focuses on the continued growth of our bulk CO2 business due to conversion of high pressure cylinder users, increased penetration of the existing bulk CO2 market and growth in the United States fountain beverage market. Our unique competitive strengths position us to leverage our existing national distribution and service network to grow our business.
      Accelerate Penetration and Expansion of Customer Accounts Through Master Service Agreements. We have entered into master service agreements with 32 of the 100 largest restaurant and convenience store chains that serve fountain beverages. We currently service approximately 34,000 chain and franchisee locations with chains that have signed existing master service agreements. In addition, we are the only supplier of bulk CO2 capable of offering comprehensive master service agreements due to our established national distribution and service network. By negotiating terms with the customer on a national or regional level, we are generally able to offer a customer’s franchisees more favorable terms than they could achieve on their own, with the added benefit of avoiding the expense and time spent negotiating contract terms and testing our capabilities. In 2004, we added approximately 2,800 franchisee locations with chains with which we have master service agreements.
      Maintain Focus on Fountain Beverage Bulk CO2 Market. We believe there is significant potential for growth in our business as a result of continued conversion from high pressure cylinders, competitive share capture and organic growth in the fountain beverage market. The sale of fountain beverages is a business not subject to significant fluctuations, which has historically experienced stable growth. We have focused our marketing efforts on educating fountain beverage providers about the improved safety, quality and potential cost benefits of bulk CO2 systems. By operating exclusively in bulk CO2 distribution, we are better equipped to focus our resources, minimize overhead costs and maintain high levels of customer support and service. As a result, we believe we have significant opportunity to grow our business by increasing market share in an expanding market.
      Increase Density at Existing Operations to Improve Profitability. We maintain a highly efficient route structure and establish additional service locations as service areas expand through geographic growth. Our strategy is to increase the density of our customer base for our existing service locations in order to lower the average time and distance between stops and allow for increased absorption of fixed costs. For the six months ended December 31, 2004, approximately 75% of our service locations operated at over 50% gross margin and approximately 41% of our service locations operated at over 60% gross margin. We have sufficient capacity in our distribution system to accommodate increased customer levels without significant incremental investment. For example, in our recent acquisition of Pain Enterprises, Inc.’s bulk CO2 beverage carbonation business, we were able to consolidate approximately 9,400 customer locations and leverage our existing network with minimal increases in service locations and delivery and technical staffing.
      Selectively Pursue Customer Account Acquisition Opportunities While Maintaining High Levels of Service. The fountain beverage CO2 distribution market is fragmented, which provides numerous opportunities for continued growth in our business through selective customer account acquisitions. Our competitors range from small, local companies in the fountain beverage industry to larger companies that generally consider bulk CO2 a non-core business. It may be increasingly difficult for our competitors to match the breadth, cost-effectiveness and quality of our nationwide services and therefore they may be motivated to consider alternatives to continued participation in the fountain beverage CO2 distribution industry. For example, in October 2004, we acquired Pain Enterprises’ bulk CO2 beverage carbonation business, and we will continue to selectively evaluate customer account acquisitions that will expand our customer base, increase our existing route density and which are immediately accretive to earnings and ROIC. In addition, we believe that our superior nationwide customer service capabilities enable us to attract and retain customers. We intend to continue our disciplined approach to growth while maintaining our high level of service.

Our Corporate Information
      We are a Florida corporation, incorporated in 1990. Our principal executive offices are located at 2800 S.E. Market Place, Stuart, Florida 34997, and our telephone number is (772) 221-1754. We maintain our corporate web site at www.nuco2.com. We have not incorporated by reference into this prospectus supplement or the accompanying prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock we are offering	1,560,622 shares

Common stock offered by the selling shareholders	2,104,378 shares

Common stock to be outstanding after this offering	14,320,845 shares

Use of proceeds	We estimate that the net proceeds to us from this offering after expenses will be approximately $34.4 million, or approximately $42.3 million if the underwriters exercise their over-allotment option in full, assuming a public offering price of $23.32 per share.

We intend to use the net proceeds from this offering to redeem all of our outstanding 16.3% senior subordinated notes due February 27, 2009. See “Use of Proceeds.”

We will not receive any proceeds from the sale of common stock by the selling shareholders.

Nasdaq National Market symbol	NUCO

Risk factors	Investing in our common stock involves risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement for a discussion of material risks that you should consider before investing in our common stock.
      The number of shares of our common stock outstanding immediately after the closing of this offering is based on 12,760,223 shares of our common stock outstanding as of February 25, 2005 and excludes:

•	1,636,401 shares of our common stock issuable upon the exercise of stock options outstanding as of February 25, 2005 at a weighted-average exercise price of $10.45 per share, of which options to purchase 1,178,725 shares were exercisable as of that date at a weighted-average exercise price of $9.40 per share;

•	301,211 shares of our common stock available for future issuance under our stock option plans as of February 25, 2005; and

•	500,000 shares of our common stock issuable upon the exercise of warrants outstanding as of February 25, 2005 at a weighted-average exercise price of $15.36 per share, all of which warrants are exercisable as of that date.
      Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase up to 549,750 additional shares of our common stock to cover over-allotments, if any.

SUMMARY FINANCIAL DATA
      The following summary financial data for 2002 through 2004 is derived from our audited financial statements. The following summary financial data as of December 31, 2004 and for the six-month periods ended December 31, 2004 and 2003 is derived from our unaudited interim financial statements on a basis consistent with our audited financial statements and include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and the results of operations for these periods. Operating results for the six-month period ended December 31, 2004 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 2005 or for any other future period. On July 1, 2003, we adopted EITF Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables,” which addresses certain accounting aspects of multiple revenue generating activities. Accordingly, the summary financial data for 2002 and 2003 have been conformed to the current presentation for 2004.
      This information is only a summary and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” the financial statements, the related notes and other financial information, included elsewhere in this prospectus supplement.

				Six Months Ended
				December 31,
	Fiscal Year Ended June 30,			(Unaudited)

	2002	2003	2004	2003	2004

	(In thousands, except per share amounts and Operating Data)
Income Statement Data:
Total revenues	$72,312	$74,409	$80,836	$39,692	$46,561
Cost of products sold and equipment rentals, excluding depreciation and amortization	35,498	35,560	36,228	18,220	20,591
Selling, general and administrative expenses	17,614	17,484	15,722	7,782	8,711
Depreciation and amortization	16,319	17,167	15,234	7,705	7,937
Loss on asset disposal	4,654	1,650	1,242	719	657

Operating income (loss)	(1,773)	2,548	12,410	5,266	8,665
Other(1)	796	—	2,141	1,964	—
Interest expense	8,402	7,487	7,947	3,947	4,268

Net income (loss) before income taxes	(10,971)	(4,939)	2,322	(645)	4,397
Provision for income taxes	—	—	142	—	106

Net income (loss)	$(10,971)	$(4,939)	$2,180	$(645)	$4,291

Net income (loss) per basic common share	$(1.32)	$(0.54)	$0.13	$(0.10)	$0.35
Net income (loss) per diluted common share	$(1.32)	$(0.54)	$0.12	$(0.10)	$0.31
Weighted average shares outstanding — basic	8,742	10,396	10,689	10,643	11,599
Weighted average shares outstanding — diluted	8,742	10,396	11,822	10,643	13,171
Cash Flow Data:
Cash flows provided by (used in):
Operating activities	$10,858	$15,826	$21,657	$7,392	$9,928
Investing activities	(12,817)	(13,891)	(16,595)	(7,684)	(24,702)
Financing activities	2,895	(3,042)	(5,012)	39	14,317

				Six Months Ended
				December 31,
	Fiscal Year Ended June 30,			(Unaudited)

	2002	2003	2004	2003	2004

	(In thousands, except per share amounts and Operating Data)
Other Data:
EBITDA(2)	$14,546	$19,715	$27,644	$12,971	$16,602
Operating Data:
Company owned bulk CO 2 systems serviced	61,000	63,000	68,000	65,000	77,000
Customer owned bulk CO 2 systems serviced	9,000	11,000	12,000	11,000	15,000

Total bulk CO 2 systems serviced	70,000	74,000	80,000	76,000	92,000
Total high pressure CO 2 customers	1,000	1,000	1,000	1,000	1,000

Total customers	71,000	75,000	81,000	77,000	93,000

	As of December 31, 2004
	(Unaudited)

	Actual	As Adjusted(3)

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$48	$48
Total assets	148,924	148,201
Total debt (including current maturities)	80,802	50,259
Total shareholders’ equity	56,481	86,618

(1)	Represents loss on early extinguishment of debt and unrealized loss on financial instrument. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(2)	Reconciliation of GAAP and EBITDA
Earnings before interest, taxes, depreciation and amortization, or EBITDA, is one of the principal financial measures by which we measure our financial performance. EBITDA is a widely accepted financial indicator used by many investors, lenders and analysts to analyze and compare companies on the basis of operating performance, and we believe that EBITDA provides useful information regarding our ability to service our debt and other obligations. However, EBITDA does not represent cash flow from operations, nor has it been presented as a substitute to operating income or net income as indicators of our operating performance. EBITDA excludes significant costs of doing business and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America. In addition, our calculation of EBITDA may be different from the calculation used by our competitors, and therefore comparability may be affected. In addition, our lenders also use EBITDA to assess our compliance with debt covenants. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. The following table reconciles net income (loss) to EBITDA.

				Six Months Ended
				December 31,
	Fiscal Year Ended June 30,			(Unaudited)

	2002	2003	2004	2003	2004

Net income (loss)	$(10,971)	$(4,939)	$2,180	$(645)	$4,291
Interest expense	8,402	7,487	7,947	3,947	4,268
Depreciation and amortization	16,319	17,167	15,234	7,705	7,937
Provision for income taxes	—	—	142	—	106
Unrealized loss on financial instrument	—	—	177	—	—
Loss on early extinguishment of debt	796	—	1,964	1,964	—

EBITDA	$14,546	$19,715	$27,644	$12,971	$16,602

(3)	As adjusted to give effect to the sale of 1,560,622 shares of common stock we are offering pursuant to this prospectus supplement at an assumed public offering price of $23.32 per share, after deducting underwriting discounts and commissions to be paid by us, and the application of these proceeds on December 31, 2004. See “Use of Proceeds.”

RISK FACTORS
      Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus supplement and the accompanying prospectus, including our financial statements and the related notes included, and incorporated by reference, into this prospectus supplement and the accompanying prospectus. Any of the risks described below could result in a material adverse effect on our business, financial condition or results of operations. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.
Risks Related to Our Business and Our Industry

Our inability to manage our growth may overextend our management and other resources, causing inefficiencies, which may adversely affect our operating results.
      We intend to continue to expand our operations aggressively. We may be unable to:

•	manage effectively the expansion of our operations;

•	implement and develop our systems, procedures or controls;

•	adequately support our operations;

•	achieve and manage the currently projected installations of bulk CO2 systems; or

•	maintain our superior level of customer service.
      If we are unable to manage our growth effectively, our business, financial condition and results of operations and our ability to service our indebtedness could be seriously harmed. The growth in the size and scale of our business has placed, and we expect it will continue to place, significant demands on our personnel and operating systems. Any additional expansion may further strain management and other resources. Our ability to manage our growth effectively will depend on our ability to:

•	improve our operating systems;

•	expand, train and manage our employee base; and

•	develop additional service capacity.

Our future operating results are uncertain despite the growth rate in our revenues and strong backlog.
      You should not consider growth rates in our revenues to be indicative of growth rates in our operating results. In addition, you should not consider prior growth rates in our revenues to be indicative of future growth rates in our revenues. The timing and amount of future revenues will depend almost entirely on our ability to obtain agreements with new customers to install bulk CO2 systems and use our services, and on our ability to increase the density of our customer base for our existing service locations in order to allow for increased absorption of our fixed costs. Our future operating results will depend on many factors, including:

•	the level of product and price competition;

•	our ability to manage growth;

•	our ability to hire additional employees; and

•	our ability to control costs.
      As of December 31, 2004, we had a signed contractual backlog of approximately 5,900 new customer accounts awaiting activation. However, this backlog is not necessarily indicative of future growth rates in our operating results, which will depend in part on our ability to implement new customer agreements. Additionally, these agreements may be subject to modification or termination prior to implementation or may not be implemented for a significant period of time due to customers’ prior contractual commitments.

We lack product diversity, and our business depends on continued market acceptance by the fountain beverage market of our bulk CO2 systems and consumer preference for carbonated beverages.
      We depend on continued market acceptance of our bulk CO2 systems by the fountain beverage market, which accounts for substantially all of our revenues. Unlike many of our competitors for whom bulk CO2 is a secondary business, we have no material lines of business other than the leasing of bulk CO2 systems and the sale of bulk CO2. We currently do not anticipate diversifying into other product or service lines. Although conversion from high pressure cylinders to bulk CO2 systems represents a continued opportunity for growth in the bulk CO2 market, total demand for CO2 is limited because the fountain beverage market is mature. Our ability to grow is dependent upon the success of our marketing efforts to acquire new customers and their acceptance of bulk CO2 systems as a replacement for high pressure cylinders. While the fountain beverage market to date has been receptive to bulk CO2 systems, we cannot be certain that the operating results of our installed base of bulk CO2 systems will continue to be favorable or that past results will be indicative of future market acceptance of our services. In addition, any recession experienced by the fountain beverage market or any significant shift in consumer preferences away from carbonated beverages to other types of beverages would result in a loss of revenues, which would adversely affect our financial condition and results of operations and our ability to service our indebtedness.

We have substantial indebtedness and our obligation to service that indebtedness could divert funds from operations and limit our ability to obtain additional funding to expand our business.
      As of March 8, 2005, we had outstanding indebtedness of approximately $80.7 million, which included $48.7 million under our senior credit facility and approximately $32.0 million of our 16.3% senior subordinated notes due 2009.
      If we are unable to generate sufficient cash flow to service our indebtedness, we will have to:

•	reduce or delay planned capital expenditures;

•	sell assets;

•	restructure or refinance our indebtedness; or

•	seek additional equity capital.
      We are uncertain whether any of these strategies can be effected on satisfactory terms, if at all, particularly in light of our high levels of indebtedness. In addition, the extent to which we continue to have substantial indebtedness could have significant consequences, including:

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and other general corporate purposes may be materially limited or impaired;

•	a substantial portion of our cash flow from operations may need to be dedicated to the payment of principal and interest on our indebtedness and therefore may not be available to finance our business; and

•	our high degree of indebtedness may make us more vulnerable to economic downturns, limit our ability to withstand competitive pressures or reduce our flexibility in responding to changing business and economic conditions.
      Our agreements with our lenders require that we comply with financial and business covenants. If we fail to maintain these covenants, our lenders could declare us in default. They could demand the repayment of our indebtedness to them if this default were not cured or waived. At various times in the past, we have been unable to meet certain covenants and have had to obtain waivers or modifications of terms from our lenders. In addition, the conditions that these agreements place on the amount of debt we can incur, our level of liquidity and our cash flows may have a negative effect on our ability to grow our business.

Implementing our acquisition strategy involves risks and our failure to successfully implement this strategy could have a material adverse effect on our business.
      One of our key strategies is to grow our business by selectively pursuing acquisitions of bulk CO2 customer accounts. Since 1995, we have acquired more than 24,100 bulk CO2 customer accounts, and we are continuing to actively pursue additional customer account acquisition opportunities. Acquisitions involve risks, including those relating to:

•	identification of appropriate acquisition candidates or negotiation of acquisitions on favorable terms and valuations;

•	integration of acquired bulk CO2 customer accounts;

•	implementation of proper business and accounting controls;

•	ability to obtain financing, on favorable terms or at all;

•	diversion of management attention;

•	retention of bulk CO2 customers;

•	maintaining our superior level of customer service as we continue to grow; and

•	unexpected costs, expenses and liabilities.
      Our growth strategy may affect short-term cash flow and net income as we expend funds, increase indebtedness and incur additional expenses in connection with pursuing acquisitions of bulk CO2 customer accounts. We experienced some of the risks described above following prior acquisitions of bulk CO2 customer accounts. As a result, we were unable to manage our growth effectively and our customer service levels declined. As a result, our business suffered. If we are not able to identify or acquire bulk CO2 customer accounts consistent with our growth strategy or if we fail to integrate any acquired bulk CO2 customer accounts into our operations successfully, we may not achieve anticipated increases in revenue, costs savings and economies of scale, and our operating results may be adversely affected.

The fountain beverage carbonation market is highly competitive, and our inability to respond to various competitive factors may result in a loss of current customers and a failure to attract new customers.
      The fountain beverage carbonation market is highly competitive. We primarily compete on a regional and local basis with several direct competitors. We cannot be certain that these competitors will not substantially increase their installed base of bulk CO2 systems and expand their service nationwide, provide customer service superior to ours or reduce the price of their services below our prices. As there are no major barriers to entry with respect to the delivery of bulk CO2 on a local or regional basis, we also face the risk of a well-capitalized competitor’s entry into our existing or future local or regional markets. In addition, we compete with numerous distributors of bulk and high pressure CO2, including:

•	industrial gas and welding supply companies;

•	specialty gas companies;

•	restaurant and grocery supply companies; and

•	fountain supply companies.
      These suppliers vary widely in size. Some of our competitors may have significantly greater financial, technical or marketing resources than we do. Our competitors might succeed in developing technologies, products or services that are superior, less costly or more widely used than those that we have or are developing or that would render our technologies or products obsolete or uncompetitive. In addition, competitors may have an advantage over us with customers who prefer dealing with one company that can supply bulk CO2 as well as fountain syrup. We cannot be certain that we will be able to compete effectively with current or future competitors.

We depend on the continued contributions of our executive officers and other key management, each of whom would be difficult to replace.
      Our future success depends to a significant degree upon the continued contributions of our senior management and our ability to attract and retain other highly qualified management personnel. We face competition for management from other companies and organizations. Therefore, we may not be able to retain our existing management personnel or fill new management positions or vacancies created by expansion or turnover at our existing compensation levels. We have entered into executive employment agreements with key members of senior management. The employment agreements with our chief executive officer, chief financial officer and chief operating officer expire in June 2007, October 2006 and May 2006, respectively. We do not have “key-person” insurance on the lives of any of our key officers or management personnel to mitigate the impact to our company that the loss of any of them would cause. Specifically, the loss of any of our executive officers would disrupt our operations and divert the time and attention of our remaining officers. Additionally, failure to attract and retain highly qualified management personnel would damage our business prospects.

As we are dependent on third-party suppliers, we may have difficulty finding suitable replacements to meet our needs if these suppliers cease doing business with us.
      We do not conduct manufacturing operations and depend, and will continue to depend, on outside parties for the manufacture of bulk CO2 systems and components. We intend to significantly expand our installed base of bulk CO2 systems. Our expansion may be limited by the manufacturing capacity of our third-party manufacturers. Manufacturers may not be able to meet our manufacturing needs in a satisfactory and timely manner. If there is an unanticipated increase in demand for bulk CO2 systems, we may be unable to meet such demand due to manufacturing constraints. We purchase bulk CO2 systems from Chart Industries, Inc. and Harsco Corporation, the two major manufacturers of bulk CO2 systems. Should either manufacturer cease manufacturing bulk CO2 systems, we would be required to locate additional suppliers. We may be unable to locate alternate manufacturers on a timely basis or negotiate the purchase of bulk CO2 systems on favorable terms. A delay in the supply of bulk CO2 systems could cause potential customers to delay their decision to purchase our services or to choose not to purchase our services. This would result in delays in or loss of future revenues.
      In addition, we purchase CO2 for resale to our customers. In May 1997, we entered into an exclusive bulk CO2 requirements contract with The BOC Group, Inc. In the event that BOC is unable to fulfill our requirements, we would have to locate additional suppliers. A delay in locating additional suppliers or our inability to locate additional suppliers would result in loss of revenues, which would adversely affect our financial condition and results of operations and our ability to service our indebtedness.

We are dependent on the pricing and availability of CO2 and shortages or increases in the price of CO2 or other raw materials could increase our costs of goods sold, reduce our profits and margins and adversely affect our operations.
      Our principal raw material is CO2, which is a commodity product. We purchase our CO2 for resale from The BOC Group, Inc. under an exclusive requirements contract expiring in 2011 which provides for annual adjustments in the purchase price for bulk CO2 based upon changes in the Producer Price Index for Chemical and Allied Products or increases in the price of bulk CO2 purchased by BOC’s large, multi-location beverage customers in the United States, whichever is less.
      Steel is used in the manufacture of our bulk CO2 tanks. We purchase our tanks from manufacturers under agreements, the terms of which are renegotiated on an annual basis. Hot rolled steel prices increased by an average of 83% during 2004. Future increases in steel prices may result in higher prices for the CO2 tanks we must purchase.
      Our business also depends on our ability to deliver CO2 to our customers through specialized CO2 delivery vehicles. There have been significant increases in fuel costs in recent years. Continued high fuel costs or further increases and our inability to pass on increases to our customers could reduce our profits and margins.
      Increases in the prices of CO2, bulk CO2 tanks and fuel, including increases that may occur as a result of shortages, duties or other restrictions, could increase our cost of sales and reduce profits and margins. We cannot assure you that shortages or increases in the prices of our raw materials or fuel will not have an adverse effect on our financial condition and results of operations.

Our operating results may fluctuate due to seasonality because consumers tend to drink fewer quantities of carbonated beverages during the winter months.
      Demand for CO2 in times of cold or inclement weather is lower than at other times. Based on historical data and expected trends, we anticipate that revenues from the delivery of CO2 will be highest in our first quarter and lowest in our third quarter. As a result, we expect our quarterly results of operations to continue to experience variability from quarter to quarter in the future.

Our operating results are affected by rising interest rates since more of our cash flow will be needed to service our indebtedness.
      The interest rate on our credit facility fluctuates with market interest rates, resulting in greater interest costs in times of rising interest rates. Consequently, our earnings, cash flows and profitability are sensitive to changes in interest rates. High interest rates could also affect our ability to service our indebtedness. To the extent that we cannot generate sufficient cash flows to make interest payments on time, our lenders could declare us in default and demand repayment of our indebtedness, which could have a negative effect on our financial condition.

Our insurance policies may not cover all operating risks, and a casualty loss beyond our coverage could negatively impact our business.
      Our operations are subject to all of the operating hazards and risks normally incidental to handling, storing and transporting CO2. CO2 is classified as a hazardous material and can cause serious injuries such as frostbite and asphyxiation that may result in, and have in the past resulted in, serious injury or death to our employees and other persons. We maintain insurance policies in such amounts and with such coverages and deductibles that we believe are reasonable and prudent. However, we cannot assure you that our insurance will be adequate to protect us from all liabilities and expenses that may arise from claims for personal injury or death or property damage arising in the ordinary course of business or that current levels of insurance will be maintained or available at economical prices. If a significant liability claim is brought against us that is not covered by insurance, we may have to pay the claim with our own funds and our financial condition and ability to service our indebtedness could be seriously harmed.

Our business and facilities are subject to extensive governmental regulation, which may increase our cost of doing business. In addition, failure to comply with these regulations may subject us to fines, penalties and/or injunctions that may adversely affect our operating results.
      Our business and facilities are subject to federal, state and local laws and regulations adopted for the use, storage and handling of CO2, the protection of the environment, the health and safety of our employees and users of our products and services. Among these environmental laws are rules by which a current or previous lessee may be liable for the costs of investigation, removal or remediation of hazardous materials at such property. In addition, these laws typically impose liability regardless of whether the lessee knew, or was responsible for, the presence of any hazardous materials. Persons who arrange for the disposal or treatment of hazardous materials may be liable for the costs of investigation, removal or remediation of such substances at the disposal or treatment site, regardless of whether the affected site is owned, leased or operated by them.
      As we lease a number of service locations that may store, handle or arrange for the disposal of various hazardous materials, we may incur costs for investigation, removal and remediation, as well as capital costs, associated with compliance with environmental laws. Although environmental costs have not been material in the past, we cannot be certain that these matters, or any similar liabilities that arise in the future, will not exceed our resources, nor can we completely eliminate the risk of accidental contamination or injury from these materials. The transportation of bulk CO2 is also subject to regulation by various federal, state and local agencies, including the U.S. Department of Transportation. These regulatory authorities have broad powers, and we are subject to regulatory and legislative changes that can affect the economics of our industry by requiring changes in operating practices or influencing the demand for and the cost of providing services. A significant increase in the cost of our operations resulting from changing governmental regulations could adversely affect our profitability.

We may be limited in our ability to offset future taxable income with our net operating loss carryforwards.
      We have net operating loss carryforwards for federal and state income tax purposes. If we undergo an ownership change in the future as described in Section 382 of the Internal Revenue Code, our ability to use those net operating losses to offset future taxable income may be limited. This may have the effect of reducing our after-tax cash flow in future years.
Risks Related To This Offering and Our Common Stock

The market price of our common stock has been and may continue to be volatile and may decline regardless of our operating performance.
      Our common stock price has fluctuated substantially since our initial public offering in December 1995 and has recently increased significantly. From March 10, 2004 to March 10, 2005 the closing sales price of our common stock as reported on The Nasdaq National Market increased from $15.56 per share to $23.32 per share. Our common stock closing sales price reached a 52-week high of $24.80 on November 30, 2004. There can be no assurance that the market price for our common stock will remain at its current level and a decrease in the market price could result in substantial losses for investors.
      The market price of our common stock may be significantly affected by the following factors:

•	announcements of technological innovations or new products or services by us or our competitors;

•	trends and fluctuations in the use of bulk CO2 systems;

•	timing of bulk CO2 systems installations relative to financial reporting periods;

•	release of securities analysts’ reports;

•	operating results below expectations;

•	changes in, or our failure to meet, financial estimates by securities analysts;

•	our business prospects as perceived by others;

•	market reaction to any acquisitions, joint ventures, strategic investments or alliances announced by us or our competitors;

•	industry developments;

•	market acceptance of bulk CO2 systems;

•	decrease in the safety record in the use of bulk CO2 systems;

•	economic and other external factors; and

•	period-to-period fluctuations in our financial results.
      The volatility in our share price as a result of any of the factors described above, many of which are beyond our control, could result in substantial or total losses for investors.

      The securities markets have also experienced significant price and volume fluctuations from time to time that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock. In addition, because the daily trading volume in our common stock has from time to time been light, investors may not be able to sell our common stock on favorable terms or in the volume and at the times desired.

We do not intend to pay dividends for the foreseeable future.
      We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth. In addition, the payment of cash dividends is restricted by financial covenants in our loan agreements. Therefore, we do not expect to pay any dividends in the foreseeable future.

We may issue preferred stock which could limit investors’ ability to acquire our common stock and affect our market price.
      Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock. Our articles of incorporation currently authorize 5,000 shares of Series A 8% cumulative convertible preferred stock, 2,500 shares of Series B 8% cumulative convertible preferred stock and 200,000 shares of Series C participating preferred stock. As of the date of this prospectus, no shares of preferred stock are issued and outstanding. If we designate or issue a series of preferred stock, it will create additional securities that will have dividend and liquidation preferences over the common shares. If we issue convertible preferred stock, a subsequent conversion may dilute the current shareholders’ interest. Without any further vote or action on the part of the shareholders, our board of directors will have the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. Although issuing preferred stock could provide us with flexibility in connection with possible acquisitions and other corporate purposes, the issuance may make it more difficult for a third party to acquire a majority of our outstanding voting stock, which could limit the price investors are willing to pay for our common stock.

Our charter’s anti-takeover provisions and Florida law could restrict an investor’s ability to purchase our common stock at a favorable price and affect our market value.
      We have adopted a shareholder rights plan that may prevent a change in control or sale of us in a manner or on terms not approved by the board of directors. In addition, our articles of incorporation provide for a classified board of directors. This structure may significantly extend the time required to effect a change in control of the board of directors and may discourage hostile takeover bids for us. It could take at least two annual meetings for even a majority of shareholders to make a change in control of the board of directors because only a minority of the directors is scheduled to be elected at each meeting. Without the ability to easily obtain immediate control of the board of directors, a takeover bidder may not be able to take action to remove other impediments to acquiring us.
      We are also subject to several anti-takeover provisions that apply to public corporations organized under Florida law. These provisions generally require that certain transactions between a corporation and a holder of more than 10% of its outstanding voting securities must be approved by a majority of disinterested directors or the holders of two-thirds of the voting shares not beneficially owned by an “interested shareholder.” Additionally, “control shares” (shares acquired in excess of certain specified thresholds) acquired in specified control share acquisitions have voting rights only to the extent conferred by resolution approved by shareholders, excluding holders of shares defined as “interested shares.”
      A Florida corporation may opt out of the Florida anti-takeover laws if its articles of incorporation or, depending on the provision in question, its bylaws so provide. We have not opted out of the provisions of the anti-takeover laws. Consequently, these laws could prohibit or delay a merger or other takeover or change of control and may discourage attempts by other companies to acquire us.

Future sales of shares may adversely affect our stock price since any increase in the amount of outstanding shares may have a dilutive effect on our stock.
      If our shareholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. These sales could be due to shares issued upon exercise of outstanding options and warrants. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. At February 25, 2005, we had granted options to purchase an aggregate of 1,636,401 shares of common stock at a weighted-average exercise price of $10.45 per share and outstanding warrants to purchase an aggregate of 500,000 shares of common stock at an average exercise price of $15.36 per share. In addition, certain of our shareholders have registration rights which could allow those holders to sell their shares freely through a future registration statement filed under the Securities Act. We cannot assure you that substantial sales of our common stock resulting from the exercise of stock options, warrants or registration rights will not dilute our common stock or lower our share price.
      Following the completion of this offering, we will have 14,320,845 shares of common stock outstanding (or 14,858,809 shares if the over-allotment is exercised in full), based on the number of shares of common stock outstanding as of February 25, 2005. Of this amount, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless the shares are purchased by persons who are our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. Immediately upon completion of this offering, existing shareholders will hold 861,461 shares of our common stock as “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, including exemptions under Rule 144 or Rule 144(k) under the Securities Act.
      We, our executive officers and directors and each selling shareholder have agreed not to, without the prior written approval of Bear, Stearns & Co. Inc. and UBS Securities LLC, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of 90 days (which 90-day period may be extended for up to 37 additional days under certain circumstances), except in the case of The BOC Group, Inc., JPMP Capital Corp. and certain entities affiliated with JPMP Capital Corp. for a period of 45 days after the date of this prospectus supplement. Bear, Stearns & Co. Inc. and UBS Securities LLC may, however, at any time and without public notice, in their sole discretion, release all or some of the securities from these lock-up restrictions.
      Immediately upon completion of this offering, 16,319 shares will be eligible for sale under Rule 144, excluding shares eligible for sale under Rule 144(k). We cannot estimate the number of shares of common stock our existing shareholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the shareholder and other factors.
      In addition to the 14,320,845 shares of common stock outstanding immediately after this offering, as of February 25, 2005, there are outstanding options to purchase 1,636,401 shares of our common stock and 301,211 shares of our common stock which are reserved for issuance under our stock option plans which have been registered under the Securities Act and which will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions and/or contractual lock-up restrictions.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.
      Keeping abreast of, and in compliance with, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules, will require an increased amount of management attention and external resources. We intend to continue to invest all reasonably necessary resources to comply with evolving standards, which may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

If we are unable to favorably assess the effectiveness of our internal controls over financial reporting, or if our independent auditors are unable to provide an unqualified attestation report on our assessment our stock price could be adversely affected.
      Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and beginning with our Annual Report on Form 10-K for the fiscal year ending June 30, 2005, our management will be required to report on, and our independent auditors to attest to, the effectiveness of our internal controls over financial reporting as of June 30, 2005. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are new and complex, and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal controls over financial reporting, which has and will likely continue to result in increased expenses and the devotion of significant management and other internal resources. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal controls over financial reporting. In addition, in connection with the attestation process by our independent auditors, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot favorably assess the effectiveness of our internal controls over financial reporting, or if our independent auditors are unable to provide an unqualified attestation report on our assessment, investor confidence and our stock price could be adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference in this prospectus supplement contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995 that are not historical facts but rather are based on current expectations, estimates and projections about our business and industry, our beliefs and assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in “Risk Factors” and elsewhere in this prospectus supplement and the accompanying prospectus and documents that are incorporated by reference in this prospectus supplement and the accompanying prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date on which they were made. We undertake no obligation to update these statements or publicly release the results of any revisions to the forward-looking statements that we may make to reflect events or circumstances after the date of this prospectus supplement, the date of the accompanying prospectus or the date of any documents incorporated by reference in this prospectus supplement and the accompanying prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS
      We estimate that the net proceeds to us will be approximately $34.4 million from the sale of 1,560,622 shares of common stock we are offering, assuming a public offering price of $23.32 per share and after deducting underwriting discounts and commissions. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us will be approximately $42.3 million.
      We will not receive any proceeds from the sale of common stock by the selling shareholders or from the sale of common stock by certain of our executive officers in the over-allotment option, if exercised.
      We intend to use the net proceeds from the offering to redeem all of our outstanding senior subordinated notes due 2009. Interest on our senior subordinated notes due 2009 accrues at the rate of 16.3% per annum and is payable quarterly on February 28, May 31, August 31 and November 30. The redemption will be effected under provisions of the senior subordinated notes due 2009 that permit us to redeem at any time beginning February 25, 2005, at 106% of the principal amount plus accrued interest, up to 100% of the principal amount of the senior subordinated notes due 2009.
      Pursuant to the terms of our senior credit facility, we will use any additional net proceeds to reduce the principal amount of the A Term Loan and the B Term Loan of our senior credit facility. The A Term Loan matures on August 25, 2007 and the B Term Loan matures on August 25, 2008. We are entitled to select either Eurodollar loans or base rate loans, plus applicable margin, for principal borrowings under our senior credit facility, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2004:

•	on an actual basis; and

•	on an adjusted basis to give effect to the sale of 1,560,622 shares of our common stock we are offering at an assumed public offering price of $23.32, after deducting underwriting discounts and commissions and the application of these proceeds on December 31, 2004. See “Use of Proceeds.”

	As of December 31, 2004

	Actual	As Adjusted

	(Unaudited)
	(In thousands, except
	share and per share data)
Cash and cash equivalents	$48	$48

Debt:
Long-term debt, including current maturities	$50,755	$50,259
16.3% senior subordinated notes due February 27, 2009	30,047	0

Total debt	80,802	50,259

Shareholders’ equity:
Common stock, $.001 par value per share; 30,000,000 shares authorized; 12,755,431 shares issued and outstanding, actual; 14,316,053 shares issued and outstanding, as adjusted	13	14
Preferred stock, no par value per share; 5,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—
Additional paid-in capital	107,594	141,985
Accumulated deficit	(51,413)	(55,668)

Accumulated other comprehensive income	287	287

Total shareholders’ equity	56,481	86,618

Total capitalization	$137,283	$136,877

      The table above should be read in conjunction with “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and related notes included elsewhere in this prospectus supplement. This table excludes:

•	1,641,193 shares of our common stock issuable upon exercise of stock options outstanding as of December 31, 2004 at a weighted-average exercise price of $10.46 per share, of which options to purchase 1,140,893 shares were exercisable as of that date at a weighted-average exercise price of $9.30 per share;

•	301,211 shares of our common stock available for future issuance under our stock option plans as of December 31, 2004; and

•	500,000 shares of our common stock issuable upon exercise of warrants outstanding as of December 31, 2004 at a weighted-average exercise price of $15.36 per share, all of which warrants are exercisable as of that date.

MARKET PRICE OF COMMON STOCK
      Our common stock is traded publicly through The Nasdaq National Market under the symbol “NUCO.” The following table presents quarterly information on the price range of our common stock. This information indicates the high and the low sales prices reported by The Nasdaq National Market. These prices do not include retail markups, markdowns or commissions.

	High	Low

Fiscal year ended June 30, 2003
First quarter	$13.85	$7.00
Second quarter	10.56	7.00
Third quarter	8.21	3.90
Fourth quarter	9.78	4.99
Fiscal year ended June 30, 2004
First quarter	$11.48	$8.50
Second quarter	13.20	10.94
Third quarter	18.70	11.80
Fourth quarter	20.17	16.70
Fiscal year ended June 30, 2005
First quarter	$20.58	$15.28
Second quarter	25.00	18.58
Third quarter (through March 10, 2005)	24.30	20.70
      As of March 10, 2005, there were approximately 200 holders of record of our common stock, although there is a much larger number of beneficial owners. On March 10, 2005, the last reported sale price reported on The Nasdaq National Market for our common stock was $23.32 per share.
DIVIDEND POLICY
      We have never declared or paid cash dividends on our common stock and we do not anticipate declaring any cash dividends on our common stock in the foreseeable future. We intend in the foreseeable future to retain all future earnings for use in the expansion of our business. In addition, the payment of cash dividends is restricted by financial covenants in our loan agreements.

SELECTED FINANCIAL DATA
      The following selected financial data for 2000 through 2004 is derived from our audited financial statements. The following selected financial data as of December 31, 2004 and for the six-month periods ended December 31, 2004 and 2003 is derived from our unaudited interim financial statements on a basis consistent with our audited financial statements and include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and the results of operations for these periods. Operating results for the six-month period ended December 31, 2004 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 2005 or for any other future period. On July 1, 2003, we adopted EITF Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables,” which addresses certain accounting aspects of multiple revenue generating activities. Accordingly, the selected financial data for 2000 through 2003 have been conformed to the current presentation for 2004.
      The selected financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” the financial statements, the related notes and other financial information, included elsewhere in this prospectus supplement.

						Six Months Ended
						December 31,
	Fiscal Year Ended June 30,					(Unaudited)

	2000	2001	2002	2003	2004	2003	2004

	(In thousands, except per share amounts and Operating Data)
Income Statement Data:
Product sales	$38,344	$43,909	$46,209	$45,833	$49,900	$24,215	$29,141
Equipment rentals	19,607	23,724	26,103	28,576	30,936	15,477	17,420

Total revenues	57,951	67,633	72,312	74,409	80,836	39,692	46,561
Cost of products sold, excluding depreciation and amortization	26,457	28,921	31,903	32,047	33,859	17,011	19,471
Cost of equipment rentals, excluding depreciation and amortization	2,138	4,270	3,595	3,513	2,369	1,209	1,120
Selling, general and administrative expenses	12,352	17,368	17,614	17,484	15,722	7,782	8,711
Depreciation and amortization	15,501	17,475	16,319	17,167	15,234	7,705	7,937
Loss on asset disposal	871	4,877	4,654	1,650	1,242	719	657

Operating income (loss)	632	(5,278)	(1,773)	2,548	12,410	5,266	8,665
Loss on early extinguishment of debt	—	—	796	—	1,964	1,964	—
Unrealized loss on financial instrument	—	—	—	—	177	—	—
Interest expense	10,015	10,207	8,402	7,487	7,947	3,947	4,268

Net income (loss) before income taxes	(9,383)	(15,485)	(10,971)	(4,939)	2,322	(645)	4,397
Provision for income taxes	—	—	—	—	142	—	106

Net income (loss)	$(9,383)	$(15,485)	$(10,971)	$(4,939)	$2,180	$(645)	$4,291

Net income (loss) per basic common share	$(1.30)	$(2.01)	$(1.32)	$(0.54)	$0.13	$(0.10)	$0.35
Net income (loss) per diluted common share	$(1.30)	$(2.01)	$(1.32)	$(0.54)	$0.12	$(0.10)	$0.31
Weighted average shares outstanding — basic	7,238	7,926	8,742	10,396	10,689	10,643	11,599
Weighted average shares outstanding — diluted	7,238	7,926	8,742	10,396	11,822	10,643	13,171

						Six Months Ended
						December 31,
	Fiscal Year Ended June 30,					(Unaudited)

	2000	2001	2002	2003	2004	2003	2004

	(In thousands, except per share amounts and Operating Data)
Cash Flow Data:
Cash flows provided by (used in):
Operating activities	$6,559	$5,213	$10,858	$15,826	$21,657	$7,392	$9,928
Investing activities	(20,694)	(11,761)	(12,817)	(13,891)	(16,595)	(7,684)	(24,702)
Financing activities	12,835	6,895	2,895	(3,042)	(5,012)	39	14,317
Other Data:
EBITDA(1)	$16,133	$12,197	$14,546	$19,715	$27,644	$12,971	$16,602
Operating Data:
Company owned bulk CO 2 systems serviced	58,000	60,000	61,000	63,000	68,000	65,000	77,000
Customer owned bulk CO 2 systems serviced	10,000	9,000	9,000	11,000	12,000	11,000	15,000

Total bulk CO 2 systems serviced	68,000	69,000	70,000	74,000	80,000	76,000	92,000
Total high pressure CO 2 customers	5,000	2,000	1,000	1,000	1,000	1,000	1,000

Total customers	73,000	71,000	71,000	75,000	81,000	77,000	93,000
Stationary depots	70	74	76	91	97	91	98
Mobile depots	21	19	22	10	11	10	16
Bulk CO 2 trucks	158	157	161	168	173	169	205
Technical service vehicles	95	87	76	73	83	73	90
High pressure cylinder delivery trucks	7	2	—	—	—	—	—

							As of December 31, 2004
							(Unaudited)

							Actual	As Adjusted(2)

							(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$279	626	$1,562	$455	$505	$202	$48	$48
Total assets	148,549	138,016	132,638	125,846	128,536	127,965	148,924	148,201
Total debt (including current maturities)	92,082	87,346	87,660	70,529	66,173	71,924	80,802	50,259
Redeemable preferred stock	5,050	5,466	8,552	9,258	10,021	9,632	—	—
Total shareholders’ equity	38,240	33,982	25,219	34,936	40,756	36,483	56,481	86,618

(1)	Reconciliation of GAAP and EBITDA
Earnings before interest, taxes, depreciation and amortization, or EBITDA, is one of the principal financial measures by which we measure our financial performance. EBITDA is a widely accepted financial indicator used by many investors, lenders and analysts to analyze and compare companies on the basis of operating performance, and we believe that EBITDA provides useful information regarding our ability to service our debt and other obligations. However, EBITDA does not represent cash flow from operations, nor has it been presented as a substitute to operating income or net income as indicators of our operating performance. EBITDA excludes significant costs of doing business and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America. In addition, our calculation of EBITDA may be different from the calculation used by our competitors, and therefore comparability may be affected. In addition, our lenders also use EBITDA to assess our compliance with debt covenants. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. The following table reconciles net income (loss) to EBITDA.

						Six Months Ended
	Fiscal Year Ended June 30,					December 31,

	2000	2001	2002	2003	2004	2003	2004

							(Unaudited)
Net income (loss)	$(9,383)	$(15,485)	$(10,971)	$(4,939)	$2,180	$(645)	$4,291
Interest expense	10,015	10,207	8,402	7,487	7,947	3,947	4,268
Depreciation and amortization	15,501	17,475	16,319	17,167	15,234	7,705	7,937
Provision for income taxes	—	—	—	—	142	—	106
Unrealized loss on financial instrument	—	—	—	—	177	—	—
Loss on early extinguishment of debt	—	—	796	—	1,964	1,964	—

EBITDA	$16,133	$12,197	$14,546	$19,715	$27,644	$12,971	$16,602

(2)	As adjusted to give effect to the sale of 1,560,622 shares of common stock we are offering pursuant to this prospectus supplement at an assumed public offering price of $23.32 per share, after deducting underwriting discounts and commissions to be paid by us, and the application of these proceeds on December 31, 2004. See “Use of Proceeds.”

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
      We believe we are the leading supplier of bulk CO2 systems and bulk CO2 for carbonating fountain beverages in the United States based on the number of bulk CO2 systems leased to customers. As of December 31, 2004, we operated a national network of 114 service locations servicing approximately 93,000 customer locations in 45 states. Currently, virtually all fountain beverage users in the continental United States are within our present service area. On October 1, 2004, we purchased the bulk CO2 beverage carbonation business of Pain Enterprises, Inc. The transaction involved the acquisition of approximately 9,400 customer accounts, including approximately 6,500 tanks in service, vehicles, parts, and supplies. The acquisition of Pain Enterprises’ bulk CO2 beverage carbonation business in 12 Midwestern and Southeastern states: Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Michigan, Missouri, Minnesota, Ohio, Tennessee and Wisconsin, provides further penetration into markets in which we operate.
      We market our bulk CO2 products and services to large customers such as restaurant and convenience store chains, movie theater operators, theme parks, resorts and sports venues. Our customers include many of the major national and regional chains throughout the United States. Our success in reaching multi-unit placement agreements is due in part to our national delivery system. We typically approach large chains on a corporate or regional level for approval to become the exclusive supplier of bulk CO2 products and services on a national basis or within a designated territory. We then direct our sales efforts to the managers or owners of the individual or franchised operating units. Our relationships with chain customers in one geographic market frequently help us to establish service with these same chains when we expand into new markets. After accessing the chain accounts in a new market, we attempt to rapidly build route density by leasing bulk CO2 systems to independent restaurants, convenience stores and theaters.
      We have entered into master service agreements with 32 of the largest 100 restaurant and convenience store chains that provide fountain beverages. These master service agreements generally provide for a commitment on the part of the operator for all of its currently owned locations and may also include future locations. We currently service approximately 34,000 chain and franchisee locations with chains that have signed existing master service agreements. We are actively working on expanding the number of master service agreements with numerous restaurant chains, including some of the largest operators.
      We believe that our future revenue growth, gains in gross margin and profitability will be dependent upon (1) increases in route density in our existing markets and the expansion and penetration of bulk CO2 system installations in new market regions, both resulting from successful ongoing marketing, (2) improved operating efficiencies and (3) price increases. New multi-unit placement agreements combined with single-unit placements will drive improvements in achieving route density. We maintain a highly efficient route structure and establish additional service locations as service areas expand through geographic growth. Our entry into many states was accomplished largely through the acquisition of customer accounts from businesses that had thinly developed route networks. We expect to benefit from route efficiencies and other economies of scale as we build our customer base in these states through intensive regional and local marketing initiatives. Greater density should also lead to enhanced utilization of vehicles and other fixed assets and the ability to spread fixed marketing and administrative costs over a broader revenue base.
      Generally, our experience has been that as our service locations mature their gross profit margins improve as a result of business volume growth while fixed costs remain essentially unchanged. New service locations typically operate at low or negative gross margins in the early stages and detract from our highly profitable service locations in more mature markets. During the last two years, we have experienced a significant improvement in gross margin due to net new customer activations and operating improvements, including efficiencies in delivery of product to our customers. We have achieved reductions in unscheduled deliveries, total miles driven, miles driven between stops and improvements to our safety record.

Accordingly, we believe that we are in position to build our customer base while maintaining and improving upon our superior levels of customer service, with minimal changes required to support our infrastructure. We continue to focus on improving operating effectiveness, increasing prices for our services and strengthening our workforce, and anticipate that these initiatives will contribute positively to all areas of our company.
General
      Substantially all of our revenues have been derived from the rental of bulk CO2 systems installed at customers’ sites, the sale of bulk CO2 and high pressure cylinder revenues. Revenues have grown from $58.0 million in 2000 to $80.8 million in 2004. We believe that our revenue base is stable due to the existence of long-term contracts with our customers, which generally rollover with a limited number expiring without renewal in any one year. Revenue growth is largely dependent on (1) the rate of new bulk CO2 system installations, (2) the growth in bulk CO2 sales and (3) price increases.
      Cost of products sold is comprised of purchased CO2 and vehicle and service location costs associated with the storage and delivery of CO2. Cost of equipment rentals is comprised of costs associated with customer equipment leases. Selling, general and administrative expenses consist of wages and benefits, dispatch and communications costs, as well as expenses associated with marketing, administration, accounting and employee training. Consistent with the capital intensive nature of our business, we incur significant depreciation and amortization expenses. These expenses stem from the depreciation of our bulk CO2 systems and related installation costs, amortization of deferred lease acquisition costs, and amortization of deferred financing costs and other intangible assets. With respect to bulk CO2 systems, we capitalize installation costs based on a standard amount per installation that is associated with specific installations of such systems with customers under non-cancelable contracts and which would not be incurred but for a successful placement. Costs incurred in excess of the standard amount per installation, if any, are expensed in the statement of operations. All other service, marketing and administrative costs are expensed as incurred.
      Since 1990, we have devoted significant resources to building a sales and marketing organization, adding administrative personnel and developing a national infrastructure to support the rapid growth in the number of our installed base of bulk CO2 systems. The costs of this expansion and the significant depreciation expense recognized on our installed network have resulted in accumulated net losses of $51.4 million at December 31, 2004.

Results of Operations
      The following table sets forth, for the periods indicated, the percentage relationship which the various items bear to total revenues:

				Six Months
				Ended
	Fiscal Year Ended June 30,			December 31,

	2002	2003	2004	2003	2004

Income Statement Data:
Product sales	63.9%	61.6%	61.7%	61.0%	62.6%
Equipment rentals	36.1	38.4	38.3	39.0	37.4

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of products sold, excluding depreciation and amortization	44.1	43.1	41.9	42.9	41.8
Cost of equipment rentals, excluding depreciation and amortization	5.0	4.7	2.9	3.0	2.4
Selling, general and administrative expenses	24.4	23.5	19.4	19.6	18.7
Depreciation and amortization	22.6	23.1	18.8	19.4	17.0
Loss on asset disposal	6.4	2.2	1.6	1.8	1.5

Operating income (loss)	(2.5)	3.4	15.4	13.3	18.6
Loss on early extinguishment of debt	1.1	—	2.5	4.9	—
Unrealized loss on financial instrument	—	—	0.2	—	—
Interest expense	11.6	10.0	9.8	9.9	9.2

Income (loss) before income taxes	(15.2)	(6.6)	2.9	(1.6)	9.4
Provisions for income taxes	—	—	0.2	—	0.2

Net income (loss)	(15.2)%	(6.6)%	2.7%	(1.6)%	9.2%

Six Months Ended December 31, 2004 Compared to Six Months Ended December 31, 2003

Total Revenues
      Total revenues increased by $6.9 million, or 17.3%, from $39.7 million in 2003 to $46.6 million in 2004. Revenues derived from our bulk CO2 service plans increased by $5.8 million, of which $5.1 million was due to an increase in the number of customer locations and $0.7 million was primarily due to an increase in CO2 sold to the average customer. During the year, the number of customer locations utilizing our bulk CO2 services increased from a period average of approximately 76,000 customers in 2003 to 88,000 in 2004, due to strong organic growth and the purchase of approximately 9,400 customer locations from Pain Enterprises, Inc. on October 1, 2004, which generated revenues of $2.6 million in 2004. In addition, revenues derived from the sale of high pressure cylinder products, fuel surcharges, and other revenues increased by $1.1 million.

      The following table sets forth, for the periods indicated, the percentage relationship which our service plans bear to total revenues:

	Six Months
	Ended
	December 31,

Service Plan	2003	2004

Bulk budget plan(1)	62.2%	58.3%
Equipment lease/product purchase plan(2)	11.6	14.6
Product purchase plan(3)	8.6	9.4
High pressure cylinder(4)	6.1	5.8
Other revenues(5)	11.5	11.9

	100.0%	100.0%

(1)	Combined fee for bulk CO2 tank and bulk CO2.

(2)	Fee for bulk CO2 tank and, separately, bulk CO2 usage.

(3)	Bulk CO2 only.

(4)	High pressure CO2 cylinders and non-CO2 gases.

(5)	Surcharges and other charges.

During fiscal 2002, we adopted a plan to phase out those customers that use only high pressure cylinders and who do not utilize one of our bulk CO2 service plans. Revenues derived from our stand-alone high pressure cylinder customers may not be fully eliminated from our ongoing revenues inasmuch as our goal is to convert these customers to a bulk CO2 service plan. Accordingly, the expected declining revenues derived from stand-alone high pressure cylinder customers is not expected to have a material impact on our results of operations.
      Product Sales — Revenues derived from the product sales portion of our service plans increased by $4.9 million, or 20.3%, from $24.2 million in 2003 to $29.1 million in 2004. The increase in revenues is primarily due to a 15.2% increase in the average number of customer locations serviced combined with an increase in CO2 sold to the average customer. In addition, the sales of products and services other than bulk CO2 increased by $1.2 million due in large part to an increase in revenues derived from cylinder products, fuel surcharges and other revenues.
      Equipment Rentals — Revenues derived from the lease portion of our service plans increased by $1.9 million, or 12.6%, from $15.5 million in 2003 to $17.4 million in 2004, primarily due to a 14.6% increase in the average number of customer locations leasing equipment from us and price increases to a significant number of our customers consistent with the Consumer Price Index, partially offset by incentive pricing provided to multiple national restaurant organizations utilizing our equipment under the bulk budget plan and equipment lease/product purchase plans pursuant to master service agreements. The average number of customer locations renting equipment from us increased from 64,000 in 2003 to 73,000 in 2004, due to strong organic growth and the purchase of approximately 6,500 customer locations utilizing equipment rental plans from Pain Enterprises, Inc. on October 1, 2004.

Cost of Products Sold, Excluding Depreciation and Amortization
      Cost of products sold, excluding depreciation and amortization, increased from $17.0 million in 2003 to $19.5 million in 2004, while decreasing as a percentage of product sales revenue from 70.3% to 66.8%. Product costs increased by $1.2 million from $6.2 million in 2003 to $7.4 million in 2004. The base price with our primary supplier of CO2 increased by the Producer Price Index, while the volume of CO2 sold by us increased by 21.7%, primarily due to a 15.2% increase in our average customer base and a 5.3% increase in CO2 sold to these customers.

      Operational costs, primarily wages and benefits related to cost of products sold, increased from $6.7 million in 2003 to $7.5 million in 2004, primarily due to an increase in route driver costs associated with an increased customer base. As of December 31, 2004, we had 321 drivers as compared to 267 at the same point last year. However, some of the headcount increase in drivers was offset by a reduction in depot and regional management headcount. In addition, while we have realized savings in workers’ compensation costs, we continue to experience higher health care costs, generally due to market conditions.
      Truck delivery expenses increased from $2.5 million in 2003 to $3.0 million in 2004 primarily due to the increased customer base and fuel costs. We have been able to minimize the impact of increased fuel costs and variable lease costs associated with truck usage by continuing to improve efficiencies in the timing and routing of deliveries. While total miles driven increased by 11.2% on an average customer base that increased by 15.2%, miles driven per average customer decreased 3.6%.
      Occupancy and shop costs related to cost of products sold increased from $1.5 million in 2003 to $1.6 million in 2004.

Cost of Equipment Rentals, Excluding Depreciation and Amortization
      Cost of equipment rentals, excluding depreciation and amortization, decreased by $0.1 million from $1.2 million in 2003 to $1.1 million in 2004, while decreasing as a percentage of equipment rentals revenue from 7.8% to 6.4%. The reduction in cost of equipment rentals is primarily attributable to the increased efficiency of our technical installers and the number of new activations.

Selling, General and Administrative Expenses
      Selling, general and administrative expenses increased by $0.9 million from $7.8 million in 2003 to $8.7 million in 2004, while decreasing as a percentage of total revenues from 19.6% in 2003 to 18.7% in 2004.
      Selling related expenses increased by $0.3 million, from $1.5 million in 2003 to $1.8 million in 2004, primarily the result of expenses directed towards training, marketing and growth opportunities.
      General and administrative expenses increased by $0.6 million, or 10.3%, from $6.3 million in 2003 to $6.9 million in 2004. This increase was the result of acquisition integration, incentive plans, wage increases, an increase in public company expense, and expenses associated with the four hurricanes that impacted the southeastern United States in August and September

Depreciation and Amortization
      Depreciation and amortization increased from $7.7 million in 2003 to $7.9 million in 2004. As a percentage of total revenues, depreciation and amortization expense decreased from 19.4% in 2003 to 17.0% in 2004.
      Depreciation expense remained constant at $6.7 million in both 2003 and 2004. An increase of approximately $0.2 million due to the purchase of tanks and equipment from Pain Enterprises, Inc., was offset by a $0.3 million decrease in depreciation associated with the shortened lives of certain small tanks that were partially impaired and scheduled to be phased out over a three to four year period commencing June 30, 2002.
      Amortization expense increased from $1.0 million in 2003 to $1.2 million in 2004. This increase is due in large part to a $0.2 million increase in amortization expense associated with customer accounts and other intangible assets acquired from Pain Enterprises, Inc.

Loss on Asset Disposal
      Loss on asset disposal remained constant at $0.7 million in both 2003 and 2004, while decreasing as a percentage of total revenues from 1.8% to 1.5%.

Operating Income
      For the reasons previously discussed, operating income increased by $3.4 million from $5.3 million in 2003 to $8.7 million in 2004. As a percentage of total revenues, operating income improved from 13.3% in 2003 to 18.6% in 2004.

Loss on Early Extinguishment of Debt
      In 2003, we accelerated the recognition of $1.5 million in deferred financing costs associated with the refinancing of our long-term debt. In addition, we accelerated the recognition of the unamortized portion of the original issue discount associated with our 12% Senior Subordinated Promissory Notes, $0.4 million, and paid $0.1 million in conjunction with the early termination of an interest rate swap agreement.

Interest Expense
      Interest expense increased from $3.9 million in 2003 to $4.3 million in 2004, while decreasing as a percentage of total revenues from 9.9% in 2003 to 9.2% in 2004. The effective interest rate of our debt increased from 11.0% to 11.3% per annum.

Income (Loss) Before Income Taxes
      See discussion of Net Income (Loss).

Provision for Income Taxes
      As of June 30, 2004, we had net operating loss carryforwards for federal income tax purposes of approximately $102.5 million and for state purposes in varying amounts, which are available to offset future taxable income, if any, in varying amounts through June 2024. If an “ownership change” for federal income tax purposes were to occur in the future, our ability to use our pre-ownership change federal and state net operating loss carryforwards (and certain built-in losses, if any) would be subject to an annual usage limitation, which under certain circumstances may prevent us from being able to utilize a portion of such loss carryforwards in future tax periods and may reduce our after-tax cash flow. In addition, a portion of our taxable income is subject to the alternative minimum tax (“AMT”), which is reflected in our statements of operations for 2004 along with a provision for state income taxes. Our provision for income taxes in 2004 was $0.1 million. No provision was made for income tax expense in 2003 due to our net loss.
      We continue to evaluate the deferred tax asset valuation allowance. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Substantially all of our deferred tax assets represent the benefit of loss carryforwards that arose prior to fiscal year 2004. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Among other matters, realization of the entire deferred tax asset is dependent on our ability to generate sufficient taxable income prior to the expiration of the carryforwards. While we attained profitability during fiscal year 2004, based on the available objective evidence and the recent history of losses, we cannot conclude that it is more likely than not that the net deferred tax assets will be fully realizable. Accordingly, we have recorded a valuation allowance equal to the amount of our net deferred tax assets.

Net Income (Loss)
      For the reasons described above, net income improved by $4.9 million from a net loss of $(0.6) million in 2003 to a net income of $4.3 million in 2004.

EBITDA
      Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is one of the principal financial measures by which we measure our financial performance. EBITDA is a widely accepted financial indicator used by many investors, lenders and analysts to analyze and compare companies on the basis of operating performance, and we believe that EBITDA provides useful information regarding our ability to service our debt and other obligations. However, EBITDA does not represent cash flow from operations, nor has it been presented as a substitute to operating income or net income as indicators of our operating performance. EBITDA excludes significant costs of doing business and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America. In addition, our calculation of EBITDA may be different from the calculation used by our competitors, and therefore comparability may be affected. In addition, our lenders also use EBITDA to assess our compliance with debt covenants. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined) as modified by certain defined adjustments.
      EBITDA, as set forth in the table below (in thousands), increased by $3.6 million, or 28.0%, from $13.0 million in 2003 to $16.6 million in 2004 and increased as a percentage of total revenues from 32.7% to 35.7%.

	Six Months Ended
	December 31,

	2003	2004

Net income (loss)	$(645)	$4,291
Interest expense	3,947	4,268
Depreciation and amortization	7,705	7,937
Provision for income taxes	—	106
Loss on early extinguishment of debt	1,964	—

EBITDA	$12,971	$16,602

Cash flows provided by (used in):
Operating activities	$7,329	$9,928
Investment activities	$(7,685)	$(24,702)
Financing activities	$39	$14,317
Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003

Total Revenues
      Total revenues increased by $6.4 million, or 8.6%, from $74.4 million in 2003 to $80.8 million in 2004. Revenues derived from our bulk service plans increased by $7.2 million, or 10.0%, of which $5.8 million was due to an increase in the number of accounts and $1.4 million was due to an increase in the sale of gases and services other than CO2. These increases were partially offset by the net impact of a $0.8 million decrease in revenue derived from a slight decrease in pricing of CO2. This decrease in pricing was due in large part to incentive pricing provided to multiple national restaurant organizations utilizing both our equipment lease/product purchase and product only purchase plans.

      The following table sets forth, for the periods indicated, the percentage relationship which our service plans bear to total revenues:

	Fiscal Year
	Ended June 30,

Service Plan	2003	2004

Bulk budget plan(1)	65.5%	61.5%
Equipment lease/product purchase plan(2)	8.7	12.0
Product purchase plan(3)	8.4	8.8
High pressure cylinder(4)	6.1	6.0
Other revenues(5)	11.3	11.7

	100.0%	100.0%

(1)	Combined fee for bulk CO2 tank and bulk CO2.

(2)	Fee for bulk CO2 tank and, separately, bulk CO2 usage.

(3)	Bulk CO2 only.

(4)	High pressure CO2 cylinders and non-CO2 gases.

(5)	Surcharges and other charges.

During 2002, we adopted a plan to phase out those customers that use only high pressure cylinders and who do not utilize one of our bulk CO2 service plans. Revenues derived from our stand-alone high pressure cylinder customers may not be fully eliminated from our ongoing revenues notwithstanding our goal is to convert these customers to a bulk CO2 service plan. Accordingly, the expected declining revenues derived from stand-alone high pressure cylinder customers is not expected to have a material impact on our results of operations.
      Product Sales — Revenues derived from the product sales portion of our service contracts increased by $4.1 million, or 8.9%, from $45.8 million in 2003 to $49.9 million in 2004. The increase in revenues is due to an 8.2% increase in the average number of customer locations serviced and a 1.0% increase in CO2 used by the average customer. In addition, sales of gases and services other than CO2, increased by $1.4 million or 11.0% compared to last year. All of this was partially offset by a 1.7% decrease in pricing of CO2. This decrease in pricing was due in large part to incentive pricing provided to multiple national restaurant organizations utilizing both our equipment lease/product purchase and product only purchase plans.
      Equipment Rentals — Revenues derived from the lease portion of our service contracts increased by $2.3 million, or 8.3%, from $28.6 million in 2003 to $30.9 million in 2004, primarily due to a 7.3% increase in the average number of customers leasing equipment from us and price increases to a significant number of our customers, consistent with the Consumer Price Index, partially offset by incentive pricing provided to multiple national restaurant organizations utilizing our equipment under the equipment lease/product purchase plan.

Cost of Products Sold, Excluding Depreciation and Amortization
      Cost of products sold, excluding depreciation and amortization, increased from $32.0 million in 2003 to $33.9 million in 2004, while decreasing as a percentage of product sales from 69.9% to 67.9%. Product costs increased by $1.4 million from $10.9 million in 2003 to $12.3 million in 2004. The base price with our primary supplier of CO2increased by the Producer Price Index, while the volume of CO2 sold by us increased by 10.2%, primarily due to an 8.2% increase in our average customer base.
      Operational costs, primarily wages and benefits related to cost of products sold, increased from $12.4 million in 2003 to $13.3 million in 2004, primarily due to an increase in route driver costs. As of June 30, 2004, we had 270 drivers as compared to 249 last year, primarily representing the filling of open positions. However, some of the headcount increase in drivers was offset by a reduction in depot and regional management headcount. In addition, while we have realized a substantial savings in workers’ compensation costs due to a reduction in claims and severity, we continue to experience higher health care costs, generally due to market conditions.
      Truck delivery expenses decreased from $5.5 million in 2003 to $5.2 million in 2004. Increases in lease related costs were more than offset by a decrease in insurance and repair costs. In addition, we have been able to minimize the impact of increased fuel costs and variable lease costs associated with truck usage by continuing to improve efficiencies in the timing and routing of deliveries. Unscheduled deliveries in 2004 improved over the same period in 2003 by 16.3% while total miles driven increased by just 1.4% on an average customer base that increased by 8.2%. In addition, improvements in our safety record during 2004 have resulted in a significant reduction in the amount of workers’ compensation and vehicle accident claims expense.
      Occupancy and shop costs related to cost of products sold decreased from $3.2 million in 2003 to $3.1 million in 2004. The improvement is primarily the result of strategic relocation of targeted depots, improved insurance and communication costs.

Cost of Equipment Rentals, Excluding Depreciation and Amortization
      Cost of equipment rentals, excluding depreciation and amortization, decreased by $1.1 million from $3.5 million in 2003 to $2.4 million in 2004, while deceasing as a percentage of equipment rental revenue from 12.3% to 7.7%. The reduction in cost of equipment rentals reflected in expense is primarily attributable to a greater percentage of costs being capitalized in connection with our bulk CO2 systems due to increased efficiency of our technical installers and the number of new activations. In addition, occupancy and shop costs related to cost of equipment rentals decreased from $2.0 million in 2003 to $1.6 million in 2004, as we continue to realize savings in tank refurbishment and repair costs.

Selling, General and Administrative Expenses
      Selling, general and administrative expenses decreased by $1.8 million from $17.5 million in 2003 to $15.7 million in 2004, while decreasing as a percentage of total revenues from 23.5% in 2003 to 19.4% in 2004.
      Selling related expenses decreased by $0.2 million, from $3.5 million in 2003 to $3.3 million in 2004, primarily the result of a decrease in wages and related benefits due to a reduction in the headcount of our sales organization in February 2003. During the fourth quarter of 2004, we began to increase our sales force, primarily adding independent sales representatives, to take advantage of opportunities for growth in the market place.
      General and administrative expenses decreased by $1.6 million, or 10.8%, from $14.0 million in 2003 to $12.4 million in 2004. This improvement is due to a $0.8 million reduction in executive wages, a $0.5 million reduction in expenses related to uncollectible accounts receivable, a $0.2 million reduction in outside contract labor, and a $0.7 million reduction in consulting and professional fees. These were offset by a $0.3 million increase in administrative wages, primarily related to achieving incentive related targets, and $0.3 million in other general expenses. During 2003, we initiated numerous procedures to improve our review and collection of outstanding accounts receivable. Consulting fees decreased, primarily due to non-recurring fees incurred during the first seven months of 2003 for repairs of certain systems, improvements in our processes to track and collect customer receivables, and other process improvements.

Depreciation and Amortization
      Depreciation and amortization decreased from $17.2 million in 2003 to $15.2 million in 2004. As a percentage of total revenues, depreciation and amortization expense decreased from 23.1% in 2003 to 18.8% in 2004.
      Depreciation expense decreased from $13.8 million in 2003 to $13.2 million in 2004. As we continue with our plan to replace all 50 and 100 lb. tanks over the next two years, depreciation expense from these tanks, whose expected useful lives were shortened to coincide with the replacement plan, resulted in depreciation expense of $0.9 million in 2004, down from $1.2 million in 2003. In addition, certain costs associated with the initial direct placement of bulk CO2 customer sites, which are capitalized, are fully depreciated upon the completion of the initial contract term, and upon contract renewal, no such costs are incurred.
      Amortization expense decreased from $3.4 million in 2003 to $2.0 million in 2004. This decrease is due to a reduction in the amortization of deferred charges from our current financing arrangements effective August 25, 2003 as compared to the amortization of fees related to our previous financing arrangements, and to the amortization of customer lists, many of which were fully amortized as of March 31, 2003.

Loss on Asset Disposal
      Loss on asset disposal decreased from $1.7 million in 2003 to $1.2 million in 2004, while decreasing as a percentage of total revenues from 2.2% to 1.6%.

Operating Income
      For the reasons previously discussed, operating income increased by $9.9 million from $2.5 million in 2003 to $12.4 million in 2004. As a percentage of total revenues, operating income improved from 3.4% in 2003 to 15.4% in 2004.

Loss on Early Extinguishment of Debt
      In the first quarter of 2004, we accelerated the recognition of $1.5 million in deferred financing costs associated with the refinancing of our long-term debt. In addition, we accelerated the recognition of the unamortized portion of the original issue discount associated with our 12% Senior Subordinated Promissory Notes, $0.4 million, and paid $0.1 million in conjunction with the early termination of an interest rate swap agreement.

Unrealized Loss on Financial Instrument
      In order to reduce our exposure to increases in Eurodollar interest rates, and consequently to increases in interest payments, on October 2, 2003, we entered into an interest rate swap transaction (the “Swap”) in the amount of $20.0 million (the “Notional Amount”) with an effective date of March 15, 2004. Pursuant to the Swap, we pay a fixed interest rate of 2.12% per annum and receive a Eurodollar-based floating rate. The effect of the Swap is to neutralize any changes in Eurodollar rates on the Notional Amount. As the Swap was not effective until March 15, 2004 and no cash flows were exchanged prior to that date, the Swap did not meet the requirements to be designated as a cash flow hedge until such date. As such, an unrealized loss of $177,000 was recognized in our results of operations during the nine months ended March 31, 2004, reflecting the change in fair value of the Swap from inception to the effective date. As of March 15, 2004, the Swap met the requirements to be designated as a cash-flow hedge and is deemed a highly effective transaction.

Interest Expense
      Interest expense increased from $7.5 million in 2003 to $7.9 million in 2004, while decreasing as a percentage of total revenues from 10.0% in 2003 to 9.8% in 2004. The effective interest rate of our debt increased from 9.8% to 11.4% per annum, primarily due to the terms of our refinancing in August 2003.

Income (Loss) Before Income Taxes
      See discussion of Net Income (Loss).

Provision for Income Taxes
      As of June 30, 2004, we had net operating loss carryforwards for federal income tax purposes of approximately $102.5 million and for state purposes in varying amounts, which are available to offset future taxable income, if any, in varying amounts through June 2024. If an “ownership change” for federal income tax purposes were to occur in the future, our ability to use our pre-ownership change federal and state net operating loss carryforwards (and certain built-in losses, if any) would be subject to an annual usage limitation, which under certain circumstances may prevent us from being able to utilize a portion of such loss carryforwards in future tax periods and may reduce our after-tax cash flow. In addition, a portion of our taxable income is subject to the AMT, which is reflected in our statements of operations for 2004 along with a provision for state income taxes. Our provision for income taxes in 2004 was $0.1 million. No provision was made for income tax expense in 2003 due to our net loss.

Net Income (Loss)
      For the reasons described above, net income (loss) improved by $7.1 from a $(4.9) million net loss in 2003 to net income of $2.2 million in 2004.

EBITDA
      EBITDA, as set forth in the table below, increased by $7.9 million, or 40.2%, from $19.7 million in 2003 to $27.6 million in 2004 and increased as a percentage of total revenues from 26.5% to 34.2%.

	Fiscal Year Ended
	June 30,

	2003	2004

	(In thousands)
Net income (loss)	$(4,939)	$2,180
Interest expense	7,487	7,947
Depreciation and amortization	17,167	15,234
Provision for income taxes	—	142
Unrealized loss on financial instrument	—	177
Loss on early extinguishment of debt	—	1,964

EBITDA	$19,715	$27,644

Cash flows provided by (used in):
Operating activities	$15,826	$21,657
Investing activities	$(13,891)	$(16,595)
Financing activities	$(3,042)	$(5,012)

Fiscal Year Ended June 30, 2003 Compared to Fiscal Year Ended June 30, 2002

Total Revenues
      Total revenues increased by $2.1 million, or 2.9%, from $72.3 million in 2002 to $74.4 million in 2003. Sales derived from our service plans increased by $3.3 million, or 4.6%, due to an increase in the number of accounts, partially offset by the net impact of a $0.6 million decrease in revenue derived from changes in the amount of CO2 sold to the average customer under our variable product purchase plans, which includes our equipment lease and product purchase plans, and a $0.6 million decrease in revenue from rental of high pressure cylinders and the sale of gases other than CO2.
      The following table sets forth, for the periods indicated, the percentage relationship which our service plans bear to total revenues:

	Fiscal Year
	Ended June 30,

Service Plan	2002	2003

Bulk budget plan(1)	65.6%	65.5%
Equipment lease/product purchase plan(2)	7.1	8.7
Product purchase plan(3)	8.6	8.4
High pressure cylinder(4)	7.1	6.1
Other revenues(5)	11.6	11.3

	100.0%	100.0%

(1)	Combined fee for bulk CO2 tank and bulk CO2.

(2)	Fee for bulk CO2 tank and, separately, bulk CO2 usage.

(3)	Bulk CO2 only.

(4)	High pressure CO2 cylinders and non-CO2 gases.

(5)	Surcharges and other charges.

During 2002, we adopted a plan to phase out those customers that use only high pressure cylinders and who do not utilize one of our bulk CO2 service plans. Revenues derived from our stand-alone high pressure cylinder customers may not be fully eliminated from our ongoing revenues notwithstanding our goal is to convert these customers to a bulk CO2 service plan. Accordingly, the expected declining revenues derived from stand-alone high pressure cylinder customers is not expected to have a material impact on our results of operations.
      Product Sales — Revenues derived from the product sales portion of our service contracts decreased by $0.4 million, or 0.8%, from $46.2 million in 2002 to $45.8 million in 2003. The decrease in revenues is due to a decrease in the amount of CO2 used by the average customer from 2,311 lbs. to 2,283 lbs., and a $0.7 million decrease in revenues derived from cylinder products, primarily due to the reduction of stand-alone high pressure cylinder customers, and pricing. These were partially offset by a 4.0% increase in the average number of customers utilizing bulk CO2 products. The decrease in pricing was due in large part to incentive pricing provided to multiple national restaurant organizations utilizing both our equipment lease/product purchase, and product only purchase plans.
      Equipment Rentals — Revenues derived from the lease portion of our service contracts increased by $2.5 million, or 9.5%, from $26.1 million in 2002 to $28.6 million in 2003, primarily due to a 3.6% increase in the average number of customers leasing equipment from us and price increases to a significant number of our customers. As part of our pricing initiatives, we were able to obtain an average price increase of 2.1% on tank rentals from approximately 80% of our customers under contract. In addition, we were able to achieve significant price increases from 4,200 of our renewal customers; however, these improvements were partially offset by incentive pricing provided to multiple national restaurant organizations using our equipment under the equipment lease/product purchase plan.

Cost of Products Sold, Excluding Depreciation and Amortization
      Costs of products sold, excluding depreciation and amortization, increased from $31.9 million in 2002 to $32.0 million in 2003, while increasing as a percentage of product sales from 69.0% to 69.9%. Product costs increased by $0.1 million, from $10.8 million in 2002 to $10.9 million in 2003. The base price with our primary CO2 supplier decreased by 2.0%, while the volume of CO2 sold by us increased by 3.5%.
      Operational costs, primarily wages and benefits related to cost of products sold, decreased from $12.8 million in 2002 to $12.4 million in 2003, primarily due to a decrease in operational wages, specifically non-route driver related.
      Truck delivery expenses increased from $5.3 million in 2002 to $5.5 million in 2003. Increases in fuel costs and insurance were partially offset by a reduction in net lease costs. We were able to minimize the impact of increased fuel costs and variable lease costs associated with truck usage by reducing overall miles driven by 14% compared to 2002.
      Occupancy and shop costs related to cost of products sold increased from $2.9 million in 2002 to $3.2 million in 2003, primarily due to increased occupancy costs attributable to an increase in the number of service depots.

Cost of Equipment Rentals, Excluding Depreciation and Amortization
      Cost of equipment rentals, excluding depreciation and amortization, decreased by $0.1 million from $3.6 million in 2002 to $3.5 million in 2003, while deceasing as a percentage of equipment rental revenue from 13.8% to 12.3%. The reduction in cost of equipment rentals reflected in expense is primarily attributable to a greater percentage of costs being capitalized in connection with our bulk CO2 systems due to increased efficiency of our technical installers and the number of new activations, offset by increased costs related to tank repairs.

Selling, General and Administrative Expenses
      Selling, general and administrative expenses decreased by $0.1 million, or 0.7%, from $17.6 million in 2002 to $17.5 million in 2003, while decreasing as a percentage of total revenues from 24.4% in 2002 to 23.5% in 2003.
      Selling expenses increased by $0.5 million, from $3.0 million in 2002 to $3.5 million in 2003. Wages and related benefits increased by $0.4 million.
      General and administrative expenses decreased by $0.6 million, or 4.6%, from $14.6 million in 2002 to $14.0 million in 2003. This improvement is due to a $1.9 million reduction of expense related to uncollectible accounts receivable. During 2003, we initiated numerous procedures to improve our review and collection of our outstanding receivable accounts. This improvement was partially offset by an increase in wages and benefits of $0.5 million, which is primarily attributable to severance and accrued incentives. Professional and consulting fees also increased by $0.6 million, primarily due to non-recurring fees incurred during the first six months of 2003 for repairs of certain software, improvements in our processes to track and collect customer receivables, and other process improvements. Finally, other general and administrative expenses increased $0.2 million, the result of increased insurance costs and other general expenses.

Depreciation and Amortization
      Depreciation and amortization increased from $16.3 million in 2002 to $17.2 million in 2003. As a percentage of total revenues, depreciation and amortization expense increased from 22.6% in 2002 to 23.1% in 2003. Depreciation expense increased from $12.6 million in 2002 to $13.8 million in 2003 due in part to our plan to replace all 50 and 100 lb. tanks over a three to four year period, resulting in accelerated depreciation expense of $1.2 million in 2003 related to the shortened lives of these assets.
      Amortization expense decreased from $3.7 million in 2002 to $3.4 million in 2003, primarily due to a decrease in amortization related to the acquisition of customer lists, many of which were almost fully amortized as of March 31, 2003, partially offset by an increase in the amortization of financing charges primarily related to amendments to our loan agreements in February 2003.

Loss on Asset Disposal
      Loss on asset disposal decreased from $4.7 million in 2003 to $1.7 million in 2003, while decreasing as a percentage of total revenues from 6.4% to 2.2%. During 2002, we adopted a plan to replace all 50 and 100 lb. tanks still in service at customer sites over a three to four year period (see Note 2 to the Financial Statements). The decision to replace these tanks was based on an evaluation of the general economic viability of the asset class. Such conclusion was achieved by examining undiscounted cash flow generation, contribution to depot fixed overhead, pricing and targeted margins. As a result of our decision, the 50 and 100 lb. tanks at customer sites as of June 30, 2002 were written down by $1.8 million to their estimated net realizable value of $2.8 million, and the useful lives of these assets were shortened to not exceed a period of four years. In connection with the decision to replace the 50 and 100 lb. asset class, we recognized an additional loss of $1.1 million during the year ended June 30, 2002 relating to the 50 and 100 lb. tanks removed from service during the year, all of which were subsequently disposed of in the first quarter of 2003.

Operating Income (Loss)
      For the reasons previously discussed, operating income increased by $4.3 million from an operating loss of $(1.8) million in 2002 to an operating income of $2.5 million in 2003. As a percentage of total revenues, operating income (loss) improved from (2.5)% in 2002 to 3.4% in 2003.

Loss on Early Extinguishment of Debt
      We accelerated the recognition of $0.8 million in deferred financing costs in 2002 associated with the refinancing of our long-term debt.

Interest Expense
      Interest expense decreased by $0.9 million, from $8.4 million in 2002 to $7.5 million in 2003, and decreased as a percentage of total revenues from 11.6% in 2002 to 10.1% in 2003, due to a decrease in the average level of outstanding debt. This reduction of debt is primarily due to $15.1 million generated from the private placement of 1,663,846 shares of our common stock in August 2002, which was used to reduce the outstanding balance of our senior credit facility. The effective interest rate of all debt outstanding during 2003 was 9.6%, as compared to 9.7% in 2002.

Net Income (Loss)
      For the reasons described above, net income (loss) improved from $(11.0) million in 2002 to $(4.9) million in 2003. No provision for income tax expense has been made due to historical net losses. At June 30, 2003, we had net operating loss carryforwards for federal income tax purposes of $99.0 million, which are available to offset future federal taxable income, if any, in varying amounts through June 2023.

EBITDA
      EBITDA, as set forth in the table below, increased by $5.2 million, or 35.5%, from $14.5 million in 2002 to $19.7 million in 2003 and increased as a percentage of total revenues from 20.1% to 26.5%.

	Fiscal Year Ended
	June 30,

	2002	2003

	(In thousands)
Net (loss)	$(10,971)	$(4,939)
Interest expense	8,402	7,487
Depreciation and amortization	16,319	17,167
Loss on early extinguishment of debt	796	—

EBITDA	$14,546	$19,715

Cash flows provided by (used in):
Operating activities	$10,858	$15,826
Investing activities	(12,817)	(13,891)
Financing activities	2,895	(3,042)

Recent Accounting Pronouncements
      In April 2002, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). Among other things, SFAS 145 rescinds the provisions of SFAS No. 4 that require companies to classify certain gains and losses from debt extinguishments as extraordinary items. The provisions of SFAS 145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002. Gains and losses from extinguishment of debt will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30 (“APB 30”); otherwise such losses will be classified as a component of continuing operations. We adopted SFAS 145 during the quarter ended September 30, 2002. In accordance with APB 30 and SFAS 145, we have reclassified the $796,000 extraordinary loss on the early extinguishment of debt for 2002 to a component of continuing operations.
      In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). The principal difference between SFAS 146 and EITF 94-3 relates to SFAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, but early application is encouraged. The adoption of SFAS 146 during the first quarter of 2003 had no impact on our financial position, results of operations or cash flow for the period presented.
      In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The provisions of SFAS 148 are effective for financial statements for fiscal years ending after December 15, 2002. The adoption of

SFAS 148 had no impact on our financial position, results of operations or cash flows for the periods presented.
      In the first quarter of 2003, we adopted SOP 01-06, “Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others” (“SOP 01-06”). SOP 01-06 addresses disclosures on accounting policies relating to trade accounts receivable and is effective prospectively for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SOP 01-06 had no impact on our financial position, results of operations or cash flows for the periods presented.
      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and designated hedges after June 30, 2003, except for those provisions of SFAS 149 which relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003. For those issues, the provisions that are currently in effect should continue to be applied in accordance with their respective effective dates. In addition, certain provisions of SFAS 149, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The adoption of SFAS 149 had no material impact on our financial position, results of operations or cash flows.
      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within the scope of SFAS 150 as a liability. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is originally effective for the first interim period beginning after June 15, 2003. The adoption of SFAS 150 had no material impact on our financial position, results of operations or cash flows.
      On July 1, 2003, we adopted EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. As of June 30, 2004, approximately 55,000 of our customer locations utilized a plan agreement that provides for a fixed monthly payment to cover the use of a bulk CO2 system and a predetermined maximum quantity of CO2 (“budget plan”). Prior to July 1, 2003, as lessor, we recognized revenue from leasing CO2 systems under our budget plan agreements on a straight-line basis over the life of the related leases. We have developed a methodology for the purpose of separating the aggregate revenue stream between the rental of the equipment and the sale of the CO2. Effective July 1, 2003, revenue attributable to the lease of equipment, including equipment leased under the budget plan, is recorded on a straight-line basis over the term of the lease and revenue attributable to the supply of CO2 and other gases, including CO2 provided under the budget plan, is recorded upon delivery to the customer.
      We have elected to apply EITF 00-21 retroactively to all budget plan agreements in existence as of July 1, 2003. Based on our analysis, the aggregate amount of CO2 actually delivered under budget plans during the quarter ended June 30, 2003 is not materially different than the corresponding portion of the fixed charges attributable to CO2. Accordingly, we believe the cumulative effect of the adoption of EITF 00-21 as of July 1, 2003 is not significant.
      Under the budget plan, each customer has a maximum CO2 allowance that is measured and reset on the contract anniversary date. At that date, it is appropriate to record revenue for contract billings in excess of actual deliveries of CO2. Because of the large number of customers under the budget plan and the fact that the anniversary dates for determining maximum quantities are spread throughout the year, our methodology involves the use of estimates and assumptions to separate the aggregate revenue stream derived from equipment rentals to budget plan customers, and also to approximate the recognition of revenue from CO2 sales to budget plan customers when earned. We believe that the adoption of EITF 00-21 has the most impact on the recognition of revenue on a quarterly basis as CO2 usage fluctuates during a fiscal year based on factors such as weather, and traditional summer and holiday periods. Over a twelve-month period, we believe that the effect is less significant since seasonal variations are largely eliminated and CO2 allowances under budget plan agreements are measured and reset annually.
      In December 2003, the FASB revised FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” Application of this Interpretation is required in a company’s financial statements for interests in variable interest entities for reporting periods ending after March 15, 2004. FASB Interpretation No. 46 did not effect our financial position, results of operations, or cash flows.
      In December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS 132”). SFAS 132 requires additional disclosures regarding the assets, obligations, cash flows, and net periodic benefit cost of defined benefit plans and other defined benefit postretirement plans. SFAS 132 requires that this information be provided separately for pension plans and other postretirement benefit plans. The adoption of the revised SFAS No. 132, effective January 1, 2004, did not affect our financial position, results of operations, or cash flows.
      In December 2004, the FASB revised SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123-R”). SFAS 123-R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. SFAS 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair value and vesting schedule. However, SFAS 123-R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” The Company will adopt SFAS 123-R effective with the fiscal quarter beginning July 1, 2005, at which time, pro forma disclosure of net income and earnings per share will no longer be an alternative to recognition in the statement of operations.

Liquidity and Capital Resources
      Our cash requirements consist principally of (1) capital expenditures associated with purchasing and placing new bulk CO2 systems into service at customers’ sites; (2) payments of principal and interest on outstanding indebtedness; and (3) working capital. Whenever possible, we seek to obtain the use of vehicles, land, buildings and other office and service equipment under operating leases as a means of conserving capital. We anticipate making cash capital expenditures of approximately $22.0 million for internal growth over the next twelve months, primarily for purchases of bulk CO2 systems for new customers, the replacement with larger bulk CO2 systems of 50 and 100 lb. bulk CO2 systems in service at existing customers and replacement units for our truck fleet. In June 2002, we adopted a plan to replace all 50 and 100 lb. bulk CO2 systems in service at customers over a three to four year period. While this decision may not increase revenues generated from these customers, it is expected to improve operating efficiencies, gross margins and profitability. Once bulk CO2 systems are placed into service, we generally experience positive cash flows on a per unit basis, as there are minimal additional capital expenditures required for ordinary operations.
      In addition to capital expenditures related to internal growth, we review opportunities to acquire bulk CO2 service accounts, and may require cash in an amount dictated by the scale and terms of any such transactions. On October 1, 2004, we purchased the bulk CO2 beverage carbonation business of privately-owned Pain Enterprises, Inc., of Bloomington, Indiana, for total cash consideration of $15.7 million. The transaction involved the acquisition of approximately 9,400 customer accounts, including approximately 6,500 tanks in service, vehicles, parts, and supplies. Pain Enterprises’ bulk CO2 beverage carbonation business operated in 12 Midwestern and Southeastern states: Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Michigan, Missouri, Minnesota, Ohio, Tennessee and Wisconsin.

      On September 24, 2001, we entered into a $60.0 million second amended and restated revolving credit facility with a syndicate of banks (“Amended Credit Facility”). Prior to June 30, 2002, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended March 31, 2002 and prospectively, and non-compliance with the minimum EBITDA covenant for the three months ended March 31, 2002 was waived. As of June 30, 2002, we were not in compliance with certain of the financial covenants. On September 27, 2002, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended June 30, 2002, and prospectively, and the maturity of the Amended Credit Facility was extended to November 17, 2003. As of September 30, 2002, we were in compliance with all of the financial covenants under the Amended Credit Facility. On February 7, 2003, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended December 31, 2002 and prospectively, non-compliance with the minimum EBITDA covenant for the three months ended December 31, 2002 was waived, the maturity of the Amended Credit Facility was extended to April 29, 2004, and the Amended Credit Facility was reduced to $45.0 million. As of March 31, 2003 and June 30, 2003, we were in compliance with all of the financial covenants under the Amended Credit Facility.
      On August 22, 2002, we completed the private placement of 1,663,846 shares of our common stock to 24 accredited investors at a price of $9.75 per share realizing net cash proceeds of approximately $15.1 million after $1.1 million of issuance costs. Pursuant to the requirements of the Amended Credit Facility, we used $14.5 million of the proceeds to pay down outstanding debt under the Amended Credit Facility.
      On August 25, 2003, we terminated the Amended Credit Facility and entered into a $50.0 million senior credit facility with a syndicate of banks (the “Senior Credit Facility”). The Senior Credit Facility consists of a $30.0 million A term loan facility (the “A Term Loan”), a $10.0 million B term loan facility (the “B Term Loan”), and a $10.0 million revolving loan facility (the “Revolving Loan Facility”). On October 1, 2004 in conjunction with the Pain Enterprises, Inc. transaction, the Senior Credit Facility was amended to, among other things, increase the B Term Loan to $23.0 million and to modify certain financial covenants. The A Term Loan and Revolving Loan Facility mature on August 25, 2007, while the B Term Loan matures on August 25, 2008. We are entitled to select either Eurodollar Loans (as defined) or Base Rate Loans (as defined), plus applicable margin, for principal borrowings under the Senior Credit Facility. Applicable margin is determined by a pricing grid based on our Consolidated Total Leverage Ratio (as defined) as follows:

			B Term	Revolving	A Term	B Term	Revolving
	Consolidated	A Term Loans	Loans	Loans	Loans	Loans	Loans
	Total	maintained as	maintained	maintained	maintained as	maintained as	maintained as
	Leverage	Base Rate	as Base Rate	as Base Rate	Eurodollar	Eurodollar	Eurodollar
Level	Ratio	Loans	Loans	Loans	Loans	Loans	Loans

1	Less than 2.50:1.00	2.50%	2.75%	2.50%	3.50%	3.75%	3.50%
2	Greater than or equal to 2.50:1.00 but less than 3.00:1.00	2.75%	3.00%	2.75%	3.75%	4.00%	3.75%
3	Greater than or equal to 3.00:1.00	3.00%	3.25%	3.00%	4.00%	4.25%	4.00%
      However, from October 1, 2004 until delivery to the lenders of our financial statements for the quarter ending December 31, 2004, Level 2 pricing applies. Interest is payable periodically on borrowings under the Senior Credit Facility. In addition, on December 31, 2003 and on the last day of each quarter thereafter, we are required to make principal repayments on the A Term Loan in increasing amounts and on December 31, 2004 and on the last day of each quarter thereafter, we are required to make principal payments on the B Term Loan in the amount of $57,500 until August 25, 2008 when we are required to make a payment in the amount of $22,137,500. The Senior Credit Facility is collateralized by all of our assets. Additionally, we are precluded from declaring or paying any cash dividends, except we may accrue and accumulate, but not pay, cash dividends on its outstanding redeemable preferred stock. As of December 31, 2004, $24.0 million was outstanding under the A Term Loan, $22.9 million was outstanding under the B Term Loan and $3.7 million was outstanding under the Revolving Loan Facility with a weighted average interest rate of 6.3% per annum.
      We are also required to meet certain affirmative and negative covenants, including but not limited to financial covenants. We are required to assess our compliance with these financial covenants under the Senior Credit Facility on a quarterly basis. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined), as modified by certain defined adjustments. The failure to meet these covenants, absent a waiver or amendment, would place us in default and cause the debt outstanding under the Senior Credit Facility to immediately become due and payable. The Senior Credit Facility also includes certain cross-default provisions to our 16.3% senior subordinated notes due February 27, 2009. We were in compliance with all covenants under the Senior Credit Facility as of September 30, 2003 and all subsequent quarters up to and including December 31, 2004.
      In connection with the termination of the Amended Credit Facility, during the first quarter of 2004, we recognized a loss of $0.9 million from the write-off of unamortized financing costs associated with the Amended Credit Facility and recorded $2.2 million in financing costs associated with the Senior Credit Facility. Such costs are being amortized over the life of the Senior Credit Facility.
      In October 1997, we issued $30.0 million of our 12% senior subordinated promissory notes (“1997 Notes”) with interest only payable semi-annually on April 30 and October 31, due October 31, 2004. On May 4, 1999, we sold an additional $10.0 million of our 12% senior subordinated promissory notes (“1999 Notes”). Except for their October 31, 2005 maturity date, the 1999 Notes were substantially identical to the 1997 Notes. As of June 30, 2002 and at various dates in the past we had been unable to meet certain covenants under the 1997 Notes and 1999 Notes and have had to obtain waivers or modifications. On September 27, 2002, concurrently with the amendment to the Amended Credit Facility, certain financial covenants of the 1997 Notes and 1999 Notes were amended to adjust certain financial covenants for the quarter ended June 30, 2002, and prospectively. As of December 31, 2002, we were in compliance with all the financial covenants under the 1997 Notes and 1999 Notes. On February 7, 2003, the interest coverage ratio governing the 1997 Notes and 1999 Notes was amended for the quarter ending March 31, 2003 and prospectively. As of March 31, 2003 and June 30, 2003, we were in compliance with all of the financial covenants under the 1997 Notes and 1999 Notes.
      On August 25, 2003, concurrently with the closing of the Senior Credit Facility, we prepaid the 1997 Notes and 1999 Notes and issued $30.0 million of our 16.3% senior subordinated notes due February 27, 2009 (the “New Notes”) with interest only payable quarterly in arrears on February 28, May 31, August 31 and November 30 of each year, commencing November 30, 2003. Interest on the New Notes is 12% per annum payable in cash and 4.3% per annum payable “in kind” by adding the amount of such interest to the principal amount of the New Notes then outstanding. Ten-year warrants to purchase an aggregate of 425,000 shares of our common stock at an exercise price of $8.79 per share were issued in connection with the New Notes. Utilizing the Black-Scholes Model, the warrants issued in connection with the New Notes were valued at $3.70 per warrant, or an aggregate value of $1,573,000. In addition, the maturity date of 665,403 existing warrants, 335,101 due to expire in 2004 and 330,302 due to expire in 2005, was extended to February 2009, resulting in additional value of $1.31 and $0.97 per warrant, respectively, or an aggregate value of $760,090. At the date of issuance, in accordance with APB 14, “Accounting for Convertible Debt and Debt Issued with Purchase Warrants,” we allocated proceeds of $27.7 million to the debt and $2.3 million to the warrants, with the resulting discount on the debt referred to as the original issue discount. The original issue discount is being amortized as interest expense over the life of the debt. As with the Senior Credit Facility, we are required to meet certain affirmative and negative covenants under the New Notes, including but not limited to financial covenants. We were in compliance with all covenants under the New Notes as of September 30, 2003 and all subsequent quarters up to and including December 31, 2004.

      In connection with the early repayment of the 1997 Notes and 1999 Notes, during the first quarter of 2004 we recognized a loss of $1.1 million attributable to the unamortized financing costs and original issue discount associated with the 1997 Notes and 1999 Notes, and recorded $0.6 million of financing costs and original issue discount associated with New Notes. Such fees are being amortized over the life of the New Notes. The weighted average effective interest rate of the New Notes, including the amortization of deferred financing costs and original issue discount, is 18.0% per annum.
      In May 2000, we sold 5,000 shares of Series A 8% Cumulative Convertible Preferred Stock, no par value (the “Series A Preferred Stock”), for $1,000 per share. Shares of the Series A Preferred Stock were convertible into shares of common stock at any time subsequent to issuance at a current conversion price of $9.28 per share. In addition, in November 2001, we sold 2,500 shares of Series B 8% Cumulative Convertible Preferred Stock, no par value (the “Series B Preferred Stock”), for $1,000 per share. Shares of the Series B Preferred Stock were convertible into shares of common stock at any time at a conversion price of $12.92 per share. Effective August 18, 2004, the holder of the Series A Preferred Stock converted its shares into 754,982 shares of our common stock. Effective December 7, 2004, the holder of the Series B Preferred Stock converted its shares into 247,420 shares of our common stock.
      During the six months ended December 31, 2004, our capital resources included cash flows from operations and available borrowing capacity under the Senior Credit Facility. We believe that cash flows from operations and available borrowings under the Senior Credit Facility will be sufficient to fund proposed operations for at least the next twelve months.
      The table below sets forth our contractual obligations as of December 31, 2004:

		Less than
Contractual obligations	Total	1 Year	2-3 Years	4-5 Years	Thereafter

	(in thousands)
Senior Credit Facility
Principal	$50,569	$7,659	$20,657	$22,253	$—
Interest	7,233	2,688	3,748	797	—

Total Senior Credit Facility	57,802	10,347	24,405	23,050	—

Subordinated debt
Principal	30,000	—	—	30,000	—
Interest**	25,510	3,862	8,237	13,411	—

Total subordinated debt	55,510	3,862	8,237	43,411	—

Other debt, including interest	217	65	130	22	—
Employment agreements	1,894	950	944	—	—
Operating leases	16,756	4,748	7,638	4,210	160

Total obligations	$132,179	$19,972	$41,354	$70,693	$160

** includes paid-in-kind interest paid upon loan termination
      As discussed above, on October 1, 2004, we purchased the bulk CO2 beverage carbonation business of Pain Enterprises, Inc. for cash consideration of $15.7 million. Concurrent with the acquisition, the B Term Loan of our Senior Credit Facility was increased by $13.0 million from $10.0 million to $23.0 million.
      In addition, in May 1997 we entered into an exclusive bulk CO2 requirements contract with The BOC Group, Inc., which expires in May 2011.

Six Months Ended December 31, 2004 Compared to Six Months Ended December 31, 2003
      Working Capital. At December 31, 2004 and June 30, 2004, we had a working capital deficit of $2.6 million and $4.6 million, respectively.
      Cash Flows from Operating Activities. Cash flows provided by operations increased by $2.5 million from $7.4 million in 2003 to $9.9 million in 2004. The improvement derived from net income (excluding non-cash charges) of $3.4 million was offset by a $0.9 million reduction in cash generated by the working capital components of our balance sheet, due in large part to the extension of credit associated with customers acquired through the transaction with Pain Enterprises, Inc. in October 2004.
      Cash Flows from Investing Activities. During 2004 and 2003, net cash used in investing activities was $24.7 million and $7.7 million, respectively. Investing activities in 2004 included $15.7 million paid for the acquisition of the bulk CO2 beverage carbonation business of Pain Enterprises, Inc. and related acquisition expenses. Such purchase price was allocated among tangible assets, intangible assets, and goodwill as follows: $6.7 million for tangible assets, $6.4 million for intangible assets and $2.6 million for goodwill. Exclusive of acquisition purchases, investing activities are primarily attributable to the acquisition, installation and direct placement costs of bulk CO2 systems.
      Cash Flows from Financing Activities. During 2004, cash flows provided by financing activities was $14.3 million compared to $39,000 in 2003. In October 2004, concurrent with the acquisition of the bulk CO2 beverage carbonation business of Pain Enterprises, Inc., the B Term Loan of our Senior Credit Facility was increased by $13.0 million from $10.0 million to $23.0 million. Excluding the extension of credit associated with the acquisition purchase price and fees related to the changes in our Senior Credit Facility, we repaid debt of approximately $2.8 million. During 2003, we refinanced our debt, as previously discussed, receiving proceeds of $73.2 million, paying fees associated with the refinancing of $2.7 million, while simultaneously paying off our previous financing facilities.
Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003
      Working Capital. At June 30, 2004 and 2003, we had working capital, excluding the current maturities of long-term debt of $1.4 million and $0.6 million, respectively. While working capital increased from 2003 to 2004, we used excess funds generated by operations offset by capital needs to reduce the outstanding debt under our Senior Credit Facility.
      Cash Flows from Operating Activities. Cash flows provided by operations increased by $5.9 million from $15.8 million in 2003 to $21.7 million in 2004. The improvement is primarily due to our improvement in net income (excluding non-cash charges) of $8.3 million, while cash generated from/(used by) the working capital components of our balance sheet decreased from $1.7 million in 2003 to $(0.8) million in 2004.
      During 2003, we enacted a deliberate plan to strengthen cash flows generated by operations by improvements to operating income and the management of working capital assets. For example, improvements were made in the collection of our outstanding accounts receivable, primarily the result of process improvements. While we continue to make improvements in the management of working capital assets, the most dramatic improvement was seen prior to the end of 2003, as compared to 2002. In contrast, the increase in working capital assets in 2004 was directly attributable to growth in customer sales and amounts placed in escrow by contractual requirements with our business insurance carrier, the majority of which is refundable upon continued favorable claims experience.
      Cash Flows from Investing Activities. During 2004 and 2003, net cash used in investing activities was $16.6 million and $13.9 million, respectively. These investing activities were primarily attributable to the acquisition, installation and direct placement costs of bulk CO2 systems.
      Cash Flows from Financing Activities. During 2004, cash flows used in financing activities were $5.0 million compared to $3.0 million in 2003. In 2004, we refinanced our debt, as previously discussed, receiving proceeds of $73.2 million, paying fees associated with the refinancing of $2.7 million, while simultaneously paying off our previous financing facilities. In addition, we have received $1.7 million from the exercise of options and warrants to purchase shares our common stock.
      In 2003, we completed the private placement of 1,663,846 shares of our common stock to 24 accredited investors at a price of $9.75 per share realizing net cash proceeds of approximately $15.1 million after $1.1 million of issuance costs. Pursuant to the requirements of the Amended Credit Facility, we used $14.5 million of the proceeds to pay down outstanding debt under the Amended Credit Facility.
Inflation
      The modest levels of inflation in the general economy have not affected our results of operations. Additionally, our customer contracts generally provide for annual increases in the monthly rental rate based on increases in the consumer price index. We believe that inflation will not have a material adverse effect on our future results of operations.
      Our bulk CO2 exclusive requirements contract with BOC provides for annual adjustments in the purchase price for bulk CO2 based upon increases or decreases in the Producer Price Index for Chemical and Allied Products or the average percentage increase in the selling price of bulk merchant carbon dioxide purchased by BOC’s large, multi-location beverage customers in the United States, whichever is less.
Critical Accounting Policies and Significant Estimates
      In preparing our financial statements, we make estimates, assumptions and judgments that can have a significant impact on our revenue, operating income and net income, as well as on the reported amounts of certain assets and liabilities on our balance sheet. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. Estimates in each of these areas are based on historical experience and a variety of assumptions that we believe are appropriate. Actual results may differ from these estimates.

Valuation of Long-Lived Assets
      We review our long-lived assets for impairment, principally property and equipment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of our long-lived assets, we evaluate the probability that future undiscounted net cash flows will be greater than the carrying amount of our assets. Impairment is measured based on the difference between the carrying amount of our assets and their estimated fair value. See Note 2 of the financial statements included elsewhere in this prospectus supplement for more information regarding asset write-downs recognized during the fiscal year ended June 30, 2002.
      Certain events may occur that would materially affect our estimates and assumptions related to depreciation. Unforeseen changes in operations or technology could substantially alter management’s assumptions regarding our ability to realize the return of our investment in operating assets and therefore affect the amount of depreciation expense to charge against both current and future revenues. Because depreciation expense is a function of historical experiences, analytical studies and professional judgments made of property, plant and equipment, subsequent studies could result in different estimates of useful lives and net salvage values. If future depreciation studies yield results indicating that our assets have shorter lives as a result of obsolescence, physical condition, changes in technology or changes in net salvage values, the estimate of depreciation expense could increase. Likewise, if studies indicate that assets have longer lives, the estimate of depreciation expense could decrease. For the year ended June 30, 2004, depreciation expense was $13.3 million representing 19.4% of operating expenses. If the estimated lives of all assets being depreciated were increased by one year, depreciation expense would have decreased by approximately $1.0 million or 8.0%. Conversely, if the estimated lives of all assets decreased by one year, depreciation expense would have increased by $1.2 million or 9.1%.

      Goodwill represents the cost in excess of the fair value of the tangible and identifiable intangible net assets of businesses acquired and, prior to July 1, 2001, was amortized on a straight-line method over 20 years. Effective July 1, 2001, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” pursuant to which, goodwill and indefinite life intangible assets are no longer amortized but are subject to annual impairment tests. Other intangible assets with finite lives continue to be amortized on a straight-line method over the periods of expected benefit. Other intangible assets consist of customer lists and non-competition agreements, principally acquired in connection with certain asset acquisitions. Customer lists are being amortized on a straight line method over five years, the average life of customer leases, and non-competition agreements, which generally preclude the other party from competing with us in a designated geographical area for a stated period of time, are being amortized on a straight line method over their contractual lives which range from thirty to one hundred and twenty months.

Reserves for Uncollectible Accounts Receivable
      We make ongoing assumptions relating to the collectability of our accounts receivable. The accounts receivable amount on our balance sheet includes a reserve for accounts that might not be paid. Such reserve is evaluated and adjusted on a monthly basis by examining our historical losses and collections experience, aging of our trade receivables, the creditworthiness of significant customers based on ongoing evaluations, and current economic trends that might impact the level of credit losses in the future. The composition of receivables consists of on-time payers, “slow” payers, and at risk receivables, such as receivables from customers who no longer do business with us, are bankrupt, or are out of business. Receivables at risk greater than 120 days past due are reserved at approximately 88%, consistent with collections experience. While we believe that our current reserves are adequate to cover potential credit losses, we cannot predict future changes in the financial stability of our customers and we cannot guarantee that our reserves will continue to be adequate. If actual credit losses are significantly greater than the reserve we have established, that would increase our general and administrative expenses and reduce our reported net income. Conversely, if actual credit losses are significantly less than our reserve, this would eventually decrease our general and administrative expenses and increase our reported net income.

Deferred Income Taxes
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Substantially all of our deferred tax assets represent the benefit of loss carryforwards that arose prior to 2004. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Among other matters, realization of the entire deferred tax asset is dependent on our ability to generate sufficient taxable income prior to the expiration of the carryforwards. While we attained profitability during 2004, based on the available objective evidence and the recent history of losses, management cannot conclude that it is more likely than not that the net deferred tax assets will be fully realizable. Accordingly, we have recorded a valuation allowance equal to the amount of our net deferred tax assets. However, as we continue to generate future taxable income, the valuation allowance will be reviewed, which could result in a material income tax benefit being recorded in our statement of operations.

BUSINESS
Overview
      We believe we are the leading provider of bulk CO2 systems and bulk CO2 for carbonating fountain beverages in the United States and the only company in our industry to operate a national network of bulk CO2 service locations. We provide a comprehensive range of services, including bulk CO2 system installation and maintenance, bulk CO2 delivery and dedicated in-house technical support on a nationwide basis. We are the only national provider of beverage-grade bulk CO2, a premium grade CO2, which is increasingly required by our customers for carbonating fountain beverages. Many of our customers are major national and regional restaurant and convenience store chains, movie theater operators, theme parks, resorts and sports venues, including McDonald’s, Burger King, Subway, Taco Bell, Pizza Hut, 7-Eleven, Loews Cineplex, Six Flags, Walt Disney World and Madison Square Garden.
      Bulk CO2 systems store CO2 in liquid form and convert the liquid product to gaseous CO2 on demand. Gaseous CO2 is the necessary ingredient for beverage carbonation, which is a critical component of our customers’ fountain beverage product. We install bulk CO2 systems at the customer’s site, refill them on a regular basis and perform periodic maintenance to provide a constant supply of bulk CO2 with consistent quality. Prior to the commercial introduction of bulk CO2 systems in 1986, high pressure cylinders were the primary method for carbonating fountain beverages. High pressure cylinders containing gaseous CO2 can weigh up to 155 pounds, require specialized handling skills and must be returned to the supplier when empty. Bulk CO2 systems typically store sufficient CO2 to replace at least 10 high pressure cylinders, and have clear advantages over high pressure cylinders, including:

•	consistent and improved beverage quality;

•	increased product yields;

•	no cylinder handling or storage requirements;

•	elimination of downtime and product waste during high pressure cylinder changeovers; and

•	enhanced safety for both the supplier and the customer.
History
      Since our incorporation in Florida in 1990, we have expanded our service area from one service location and 19 customers in Florida to 114 service locations supporting approximately 93,000 customer locations in 45 states as of December 31, 2004. At the time of our initial public offering in December 1995, we serviced approximately 11,000 customer locations. In 2000, Michael E. DeDomenico was appointed our chief executive officer and was charged with building a new management team that would rationalize our growth strategy, improve our customer service and support and optimize our capital structure to support future growth. Since 2000, our profitability has improved from a loss of $9.4 million in 2000 to a profit of $7.1 million for the twelve months ended December 31, 2004.
Competitive Strengths
      Our competitive strengths position us to benefit from continued growth in bulk CO2 usage.
      Market Leadership in a Growing Market. We believe we are the leading provider of bulk CO2 systems and beverage-grade bulk CO2 to the fountain beverage market, with an estimated market share of approximately 60%. Our market leadership and nationwide service and distribution capabilities uniquely position us to benefit from the conversion of high pressure cylinders to bulk CO2 systems. This conversion is primarily driven by the numerous benefits of bulk CO2 systems as compared to high pressure cylinders. We estimate that approximately 600,000 of the approximately 900,000 food service establishments in the United States use fountain beverage carbonation systems. Of these 600,000 fountain beverage users, we estimate that approximately 440,000, or 75% of the market, currently use high pressure cylinders and represent potential organic growth targets.

      Sole National Provider of Bulk CO2. We are the only bulk CO2 provider with nationwide service and distribution capabilities, enabling us to establish service agreements with multi-location customers such as major national and regional restaurant and convenience store chains and movie theater operators. Increasingly, these customers seek providers who can offer consistent product quality, high levels of local service and centralized support on a nationwide basis. As the only bulk CO2 provider with these capabilities, we expect to achieve increasing market share and growth that outpaces our competition. In addition, our national service and distribution capabilities have enabled us to negotiate master service agreements with many restaurant and convenience store chains as well as agreements with franchisees who own multiple locations. These master service agreements generally provide for a commitment on the part of the customer for all of its currently owned locations and may also include future locations.
      Unique and Comprehensive Service Platform. We provide a comprehensive range of services nationwide, including bulk CO2 system installation and maintenance, bulk CO2 delivery and dedicated in-house technical support. We believe our responsiveness and the breadth and quality of our service offerings differentiate us from our competition, and influence our customers’ decision to choose and continue using our services. Our service platform enables us to offer our customers a “one-stop-shop” for their bulk CO2 needs:

•	We supply and install a complete range of bulk CO2 systems customized to meet the specific needs of our customers. Complementing this service is our in-house technical expertise in maintaining and refurbishing bulk CO2 tanks. As a result of this expertise, we have a sufficient supply of bulk CO2 tanks readily available for our customers’ use and are able to minimize service interruptions and downtime for bulk CO2 tank maintenance.

•	We provide bulk CO2 delivery utilizing our AccuRoute distribution system, which relies on computer algorithms to analyze our proprietary database of usage history, tank size, seasonality and customer promotions for each of our individual accounts to determine the optimal bulk CO2 delivery schedule. Our AccuRoute distribution system minimizes service interruptions and the need for customers to schedule bulk CO2 deliveries.

•	We operate a 24 hours a day, 7 days a week customer service call center. Our in-house customer service representatives provide access to experienced technical personnel who are able to answer customer queries, identify problems and dispatch service personnel as required.

•	As of December 31, 2004, we had a fleet of 295 delivery and technical service vehicles operated by 321 drivers and 93 technicians to maintain our installed base of bulk CO2 systems and respond to service calls allowing us to provide on-site service to any customer generally within a matter of hours, minimizing service interruptions. As carbonated fountain beverages represent a highly profitable product for our customers, our ability to respond quickly can minimize costly downtime due to lack of carbonation.
      Scalable Business Model with Operating Leverage. We have established a network of service locations which allows us to service virtually all of the fountain beverage providers in the continental United States. We can leverage our network and operating efficiencies to service incremental customer locations with minimal incremental investment. We are able to expand our base of customer locations without significantly increasing our distribution network, thereby increasing our profitability and cash flow. As a result, we have been able to increase our return on invested capital, or ROIC, by 10.9 percentage points since 2000, and anticipate continued improvement in returns as our customer base increases.
      Highly Visible Revenue Stream Supported by Strong Backlog and Long-Term Customer Contracts. As of December 31, 2004, we had a signed contractual backlog of approximately 5,900 new customer accounts awaiting activation. Our contracts are typically five to six years in duration, providing stability and visibility to our revenue base. We have established long-term relationships with our customers’ organizations and have experienced strong renewal rates under our existing contracts, with customer cancellations in 2004 of less than 2%. In 2004, total customer attrition was less than 5%. In addition, we are not overly dependent on the business of any one customer. For the six months ended December 31, 2004, no single customer accounted for more than 4% of our revenues.
      Long-Standing Relationships with Blue-Chip Suppliers. We have long-standing relationships with our suppliers who are leaders in their respective industries including, The BOC Group, Inc. which supplies our bulk CO2; Ryder System Inc., from whom we lease our delivery vehicles; and Chart Industries, Inc. and Harsco Corporation, which provide our bulk CO2 tanks. As one of the largest purchasers of both bulk CO2 and bulk CO2 tanks for carbonating fountain beverages, we believe we are able to negotiate long-term agreements with our suppliers at favorable terms and to secure priority delivery.
      Strong Operating Cash Flow. Since 2000, we have maintained EBITDA margins in excess of 25% on average while generating cash from operations totaling $70.0 million. We have invested this cash in the future growth of our business by purchasing bulk CO2 tanks and equipment and expanding our network of service locations. Since 2000, our investments have enabled us to increase our customer locations served by 27.4%, to approximately 93,000 accounts currently, while servicing debt and reducing leverage by over $50.0 million. We plan to use the increased cash generated by our improving profitability to invest in the future growth of our business both through direct investment in revenue generating equipment and acquisitions, and through debt repayment to increase our balance sheet flexibility.
      Proven Management Team. Our senior management team members have an average of approximately 15 years of experience in the industrial gas, food service and distribution industries. This management team has been assembled over the last four years and has focused on significantly improved the levels of quality and service we provide, while increasing our profitability. Under this leadership team, we have achieved consecutive year-over-year revenue growth at a compound annual growth rate of 9.6% and a gross profit margin improvement of 10.5% since 2000. We have also improved our profitability from a loss of $9.4 million in 2000 to a profit of $7.1 million for the twelve months ended December 31, 2004.
Business Strategy
      Our business and strategic plan focuses on the continued growth of our bulk CO2 business due to conversion of high pressure cylinder users, increased penetration of the existing bulk CO2 market and growth in the United States fountain beverage market. Our unique competitive strengths position us to leverage our existing national distribution and service network to grow our business.
      Accelerate Penetration and Expansion of Customer Accounts Through Master Service Agreements. We have entered into master service agreements with 32 of the 100 largest restaurant and convenience store chains that serve fountain beverages. We currently service approximately 34,000 chain and franchisee locations with chains that have signed master service agreements. In addition, we are the only supplier of bulk CO2 capable of offering comprehensive master service agreements due to our established national distribution and service network. By negotiating terms with the customer on a national or regional level, we are generally able to offer a customer’s franchisees more favorable terms than they could achieve on their own, with the added benefit of avoiding the expense and time spent negotiating contract terms and testing our capabilities. In 2004, we added approximately 2,800 franchisee locations with chains with which we have master service agreements.
      Maintain Focus on Fountain Beverage Bulk CO2 Market. We believe there is significant potential for growth in our business as a result of continued conversion from high pressure cylinders, competitive share capture and organic growth in the fountain beverage market. The sale of fountain beverages is a business not subject to significant fluctuations, which has historically experienced stable growth. We have focused our marketing efforts on educating fountain beverage providers about the improved safety, quality and potential cost benefits of bulk CO2 systems. By operating exclusively in bulk CO2 distribution, we are better equipped to focus our resources, minimize overhead costs and maintain high levels of customer support and service. As a result, we believe we have significant opportunity to grow our business by increasing market share in an expanding market.

      Increase Density at Existing Operations to Improve Profitability. We maintain a highly efficient route structure and establish additional service locations as service areas expand through geographic growth. Our strategy is to increase the density of our customer base for our existing service locations in order to lower the average time and distance between stops and allow for increased absorption of fixed costs. For the six months ended December 31, 2004, approximately 75% of our service locations operated at over 50% gross margin and approximately 41% of our service locations operated at over 60% gross margin. We have sufficient capacity in our distribution system to accommodate increased customer levels without significant incremental investment. For example, in our recent acquisition of Pain Enterprises, Inc.’s bulk CO2 beverage carbonation business, we were able to consolidate approximately 9,400 customer locations and leverage our existing network with minimal increases in service locations and delivery and technical staffing.
      Selectively Pursue Customer Account Acquisition Opportunities While Maintaining High Levels of Service. The fountain beverage CO2 distribution market is fragmented, which provides numerous opportunities for continued growth in our business through selective customer account acquisitions. Our competitors range from small, local companies in the fountain beverage industry to larger companies that generally consider bulk CO2 a non-core business. It may be increasingly difficult for our competitors to match the breadth, cost-effectiveness and quality of our nationwide services and therefore they may be motivated to consider alternatives to continued participation in the fountain beverage CO2 distribution industry. For example, in October 2004, we acquired Pain Enterprises’ bulk CO2 beverage carbonation business, and we will continue to selectively evaluate customer account acquisitions that will expand our customer base, increase our existing route density and which are immediately accretive to earnings and ROIC. In addition, we believe that our superior nationwide customer service capabilities enable us to attract and retain customers. We intend to continue our disciplined approach to growth while maintaining our high level of service.
Operations
      We offer our customers two principal services:

•	we lease, install and maintain stationery bulk CO2 systems; and

•	we routinely refill bulk CO2 systems with beverage-grade bulk CO2.
      We generally provide these services through long-term contracts of five to six years in duration. The following table provides a summary of our service plans, which are tailored to individual customers’ needs:

	% of 2004
	Service
	Plan
Service Plan	Revenue	Description

Budget Plan	75%	Customer pays a flat monthly fee for bulk CO 2 system rental and bulk CO 2
Equipment Lease and Product Purchase Plan	15%	Customer rents bulk CO 2 system and pays a per-pound rate for bulk CO 2
Fill Plan	10%	Customer owns bulk CO 2 system and pays a per-pound rate for bulk CO 2
      Budget Plan customers pay a flat monthly fee for the lease of our bulk CO2 system installed on the customer’s premises and refills of bulk CO2 according to a predetermined schedule. The bulk CO2 is included in the monthly rental charge up to a predetermined maximum annual volume cap. If the annual cap is exceeded, the customer is charged for additional bulk CO2 delivered on a per pound basis. Customers under the Equipment Lease and Product Purchase Plan also lease from us a bulk CO2 system, but the customer is charged on a per pound basis for all bulk CO2 delivered. Fill Plan customers own their own bulk CO2 system and purchase bulk CO2 on a per pound basis from us. We seek to negotiate six-year supply contracts even with customers that own their own bulk CO2 systems. We believe that the use of long-term service plans provides benefits to both our customers and us. Customers are able to largely eliminate CO2 supply interruptions and the need to operate CO2 equipment themselves, while the long-

term nature of the service plan adds stability to our revenue base. After the expiration of the initial term of service plan, the plan generally renews automatically or a new service plan is agreed upon.
      At December 31, 2004, we operated 114 service locations (98 stationary and 16 mobile) located in 42 states along with a dedicated fleet of 205 specialized bulk CO2 delivery vehicles and 90 technical service vehicles. Each stationary service location is equipped with a storage tank (up to 40 tons in size) which receives bulk CO2 from large capacity tanker trucks and from which our specialized bulk CO2 delivery vehicles are filled with bulk CO2 for delivery to customers.
      Upon activation of a customer account, our technicians design the customer’s bulk CO2 system and install the bulk CO2 tank and piping systems. In most instances, the bulk CO2 system at a customer’s site is accessible from the outside of the customer’s establishment and delivery of bulk CO2 does not cause any interference with the operations of the customer. We place a locking device on the bulk CO2 fill port to reduce the likelihood of tampering and to prevent customers from using alternative sources of bulk CO2 while under contract with us.
      We maintain a highly efficient delivery route structure and establish additional stationary bulk CO2 service locations as service areas expand through geographic growth. Our goal is to have a service location centrally located within 75 miles of each customer serviced from that service location. As we increase route density by lowering the average time and distance traveled between stops, we lower the average cost per delivery. Currently, our bulk CO2 delivery vehicles are each servicing an average of 450 customer locations. We believe that optimal route density is achieved when our bulk CO2 delivery vehicles are each servicing 500 customer locations. Collectively, our delivery vehicles make more than 3,500 deliveries per day.
      We have developed an automated scheduling system to achieve maximum route optimization. In order to ensure reliability and consistent service levels to the customer, CO2 deliveries are made at fixed intervals. Information from our proprietary AccuRoute system is used to determine the proper frequency of deliveries. Each account is placed into the correct frequency grouping based on delivery history, seasonality and promotions reported to us by the customer. The scheduling system analyzes a customer’s CO2 usage (as measured by flow meters installed on our specialized bulk CO2 delivery vehicles) and determines the optimal next delivery date, considering both maximum payload delivery and remaining bulk CO2 stock held in the customer’s tank. The foundation of our scheduling system is the delivery information gathered by the portable account link, or PAL, system. The PAL system utilizes a hand-held device to provide field personnel with up to date delivery route and customer account information and also serves as an input source to record all delivery transaction information. The scheduling system utilizes sophisticated computer algorithms that consider:

•	Tank size;

•	Delivery history;

•	Seasonal factors; and

•	Safety margins.
      Based on delivered quantities over time, the scheduling system determines a daily usage rate. CO2 usage, combined with tank size and last delivery date, is used to determine how often a customer’s tank must be filled. Accounts are closely monitored by our field and corporate personnel.
      Our customer service and support complements our bulk CO2 systems installation and bulk CO2 deliveries. Our bulk CO2 route drivers are trained to fix minor technical problems with the bulk CO2 systems and to educate customers as to how the bulk CO2 systems work. We operate a 24 hours a day, 7 days a week customer service call center. Our in-house customer service representative provide access to experienced technical personnel who are able to answer customer queries, identify problems and dispatch service personnel as required. In addition, our in-house technical expertise in maintaining and refurbishing tanks adds to our knowledge and understanding of the bulk CO2 systems that we offer. As a result of this expertise, we have a sufficient supply of bulk CO2 tanks readily available for our customers’ use and are able to minimize service interruptions and downtime for CO2 tank maintenance.
Customers
      Among our customers are many of the major national and regional restaurant and convenience store chains (based on U.S. systemwide foodservice sales), movie theater operators, theme parks, resorts and sports venues, including:

Quick Service Restaurants		Casual/Dinner Houses
Arby’s
Boston Market
Bumpers Drive-In
Burger King
Captain D’s
Carl’s Jr.
Checker’s Drive-In
Chick-Fil-A
Chipotle Grill
Church’s Chicken
D’Angelo’s Sandwich Shop
Dunkin’ Donuts
El Pollo Loco
Hardee’s
KFC
Krystal	McDonald’s Panera Bread Company Papa Gino’s Pizza Hut Pizza Inn Quizno’s Classic Subs Rubios Sbarro Schlotzsky’s Deli Sonic Drive-In Steak’n Shake Subway Taco Bell Wendy’s White Castle	Applebee’s Bahama Breeze Bertucci’s Cheesecake Factory Chevy’s Chili’s Corner Bakery Don Pablo’s Friendly’s Restaurant Hard Rock Café Hooters Landry’s Longhorn Steakhouse Maggiano’s Little Italy	On the Border
Outback Steakhouse
Perkins Family Restaurants
Pizzeria Uno
Ponderosa Steak House
Red Lobster/Olive Garden
Roadhouse Grill
Rockfish
Romano’s Macaroni Grill
Ruby Tuesday
Ryan’s Family Steak House
Shoney’s
Spaghetti Warehouse

Contract Feeders	Wholesale Clubs	Convenience/Petroleum
ARAmark Compass Group Fine Host Host Marriott Sodexho Operations Sports Venues AMF Bowling Centers Brunswick Recreation Centers Derby Lane Georgia Dome	BJ’s Wholesale Costco Sam’s Club Theme/Amusement Six Flags Universal Studios Florida Walt Disney World Wet ‘n’ Wild White Waters	7-Eleven AM/PM BP/Amoco Circle K Coastal Market Conoco Cumberland Farms Exxon	Golden Pantry Phillips 66 Pilot Travel Racetrac Petroleum Shell ETD Spectrum Stores Thornton Oil Tom Thumb
Madison Square Garden		Movie Theatres
Pro Player Stadium		Carmike Cinemas	Regal Entertainment
Raymond James Stadium		Loews Cineplex	Wallace Theatres
Staples Center
Master Service Agreements
      We have entered into master service agreements with 32 of the largest 100 restaurant and convenience store chains that serve fountain beverages. We currently service approximately 34,000 chain and franchisee locations with chains that have signed existing master service agreements. These master service agreements generally provide for a commitment on the part of the operator for all of its currently owned locations and may also include future locations. We are actively working on expanding the number of master service agreements with numerous restaurant chains, including some of the largest operators.

Competition
      We believe that our ability to compete depends on a number of factors, including product quality, availability and reliability, price, name recognition, delivery time and service and support. Despite the customer-level advantages of bulk CO2 systems over high pressure cylinders, we generally price our services comparably to the price of high pressure cylinders. This has proved an effective inducement to cause customers to convert from high pressure cylinders to bulk CO2 systems. We believe that we enjoy advantages over our competitors due to our hub and spoke delivery system, overall route density and lower average time and distance traveled between stops. Our toll-free customer support help line is clearly marked on each bulk CO2 system we service. The experience level of our support personnel aids in the resolution of equipment failures or other service interruptions, regardless of whether caused by our equipment.
      Major restaurant and convenience store chains continue to adopt bulk CO2 systems and search for qualified suppliers to install and service bulk CO2 systems. We are the only bulk CO2 provider with nationwide service and distribution capabilities and we believe that other qualified suppliers of bulk CO2 systems and services do not presently exist in many regions of the United States. Unlike many of our competitors for whom bulk CO2 is a secondary service line, we have no material lines of business at present other than the provision of bulk CO2 services. All aspects of our operations are guided by our focus on the bulk CO2 business, including our selection of operating equipment and technical personnel, design of delivery routes, location of service locations, structure of customer contracts, content of employee training programs and design of management information and accounting systems. By restricting the scope of our activities to the bulk CO2 business and largely avoiding the dilution of management time and resources that would be required by other service lines, we believe that we are able to maximize the level of service we provide to our bulk CO2 customers.
      Many types of businesses compete in the fountain beverage CO2 business and market share is fragmented. High pressure cylinders and bulk CO2 services are most frequently provided by distributors of industrial gases. These companies generally provide a number of products and services in addition to CO2 and often view bulk CO2 systems as high-service adjuncts to their core business. Industrial gas distributors generally have been reluctant to attempt to convert their high pressure cylinder customers to bulk CO2 systems for several reasons including the capital outlays required to purchase bulk CO2 systems and the idling of existing high pressure cylinders and associated equipment. Other competitors in the fountain beverage CO2 business include fountain supply companies and distributors of restaurant supplies and groceries, which vary greatly in size. There are also a number of small companies that provide bulk CO2 services that operate on a local or regional geographic scope. While many of these suppliers lack the capital necessary to offer bulk CO2 systems to customers on lease, suppliers vary widely in size and some of our competitors may have significantly greater financial, technical or marketing resources than we do.
Sales and Marketing
      Our bulk CO2 systems and services are sold by a sales force of 51 commission only independent sales representatives and 26 salaried sales personnel. We market our bulk CO2 systems and services to large customers such as restaurant and convenience store chains, movie theater operators, theme parks, resorts and sports venues. Our customers include many of the major national and regional chains throughout the United States. We approach large chains on a corporate or regional level for approval to become the exclusive supplier of bulk CO2 systems and services on a national basis or within a designated territory. We then direct our sales efforts to the managers or owners of the individual or franchised operating units. Our relationships with chain customers in one geographic market frequently help us to establish service with these same chains when we expand into new markets. After obtaining service relationships for chains’ locations in a new market, we attempt to rapidly build route density by targeting independent restaurants, convenience stores and theaters for bulk CO2 system conversion and/or service.

Seasonality
      CO2 usage is subject to seasonal variations. CO2 usage fluctuates based on factors such as weather and traditional summer and holiday periods. Demand for CO2 in times of cold or inclement weather is lower than at other times. Based on historical data and expected trends, we anticipate that revenues from the delivery of CO2 will be highest in our first quarter and lowest in our third quarter.
Raw Materials

Bulk CO2 Supply
      Bulk CO2 is currently a readily available commodity product, which is processed and sold by various sources. In May 1997, we entered into an exclusive bulk CO2 requirements contract with The BOC Group, Inc., which currently expires in May 2011, for 100% of our bulk CO2 requirements. Under this contract, BOC, a multinational industrial gases company, is committed to provide us with a stable supply of beverage grade CO2 at competitive prices. In addition, the agreement provides that if sufficient quantities of bulk CO2 become unavailable for any reason, we will receive treatment as a preferred customer. For example, in the event of a CO2 shortage, many CO2 suppliers reduce deliveries of CO2 to all customers. Our agreement with BOC provides that we will continue to receive CO2 deliveries in full, along with BOC’s other large customers, prior to deliveries to other customers.
      Our agreement with BOC also requires that BOC certify the purity of CO2 they supply to us. Our bulk CO2 service locations and our delivery vehicles are used solely for storage and transport of beverage-grade CO2 to minimize any possibility of contamination. This supply system enables us to provide to our customers beverage-grade CO2 that has a known composition and is traceable from the point of production to the point of use, a service that many customers value.

Bulk CO2 Systems
      We purchase new bulk CO2 systems from the two major manufacturers and we believe that we are the largest purchaser of bulk CO2 systems from these manufacturers combined. We currently purchase bulk CO2 systems in three sizes (300, 450 or 600 lbs. of bulk CO2 capacity) depending on the needs of our customers. Bulk CO2 systems are vacuum insulated containers with extremely high insulation characteristics allowing the storage of CO2, in its liquid form, at very low temperatures. Our bulk CO2 systems operate under low pressure, are fully automatic, and require no electricity. Based upon manufacturers’ estimates, the service life of a bulk CO2 system is expected to exceed 20 years. We also refurbish bulk CO2 tanks at our Stuart, Florida facility. We maintain an adequate inventory of bulk CO2 systems to meet expected customer demand.
Backlog
      As of December 31, 2003 and 2004, we had a signed contractual backlog of approximately 3,900 and 5,900 new service locations, respectively, awaiting activation. New activations are dependent upon a number of factors, including the expiration of any existing agreements the customer may have with its current CO2 supplier.
Employees
      At December 31, 2004, we employed 597 full-time employees, 183 of whom were involved in management, sales or customer support, 321 of whom were route drivers and 93 of whom were in technical service functions. None of our employees is subject to a collective bargaining agreement; however, employees in Chicago, Illinois and Hampshire, Illinois have elected union representation. We consider our relationship with our employees to be good.

Facilities/ Properties
      Our corporate headquarters are located in a 32,000 square foot leased facility in Stuart, Florida that accommodates corporate, administrative, customer service, marketing, sales and warehouse space and our tank refurbishment center. At December 31, 2004, we also leased 98 stationary service locations throughout 42 states. These facilities are rented on terms consistent with market conditions prevailing in the area. We believe that our existing facilities are suitable for our current needs and that additional or replacement facilities, if needed, are available to meet future needs.
Legal Proceedings
      We are involved from time to time in litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on our financial condition or results of operations.
Environmental Matters
      Our business is subject to various federal, state and local laws and regulations adopted for the use, storage and handling of hazardous materials, the protection of the environment, the health and safety of our employees and users of our products and services. The transportation of bulk CO2 is subject to regulation by various federal, state and local agencies, including the U.S. Department of Transportation. Regulatory authorities have broad powers and we are subject to regulatory and legislative changes that can affect the economics of our industry by requiring changes in operating practices or by influencing the demand for and the costs of providing services. We believe that we are in compliance in all material respects with all such laws, regulations and standards currently in effect and that the cost of compliance with such laws, regulations and standards has not and is not anticipated to materially adversely affect us.

MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS
      The following table sets forth information regarding our executive officers and directors as of March 10, 2005.

Name	Age	Position

Michael E. DeDomenico	57	Chairman, Chief Executive Officer and Director
Robert R. Galvin	43	Chief Financial Officer, Executive Vice President and Treasurer
W. Scott Wade	47	Chief Operating Officer and Executive Vice President
Eric M. Wechsler	46	General Counsel and Secretary
Robert L. Frome(1)	65	Director
Daniel Raynor(1)(2)	45	Director
J. Robert Vipond(2)	59	Director

(1) Member of the Compensation and Stock Option Committee
(2) Member of the Audit Committee
      Michael E. DeDomenico has been our Chief Executive Officer since September 2000 and a director since June 2000. In October 2001, Mr. DeDomenico was elected Chairman of the Board. From March 1998 to June 2000, Mr. DeDomenico served as president and chief executive officer of Praxair Distribution, Inc., a North American industrial gases company and a subsidiary of Praxair Inc. Mr. DeDomenico had been employed by Union Carbide Corp. in various capacities since 1969 and when Praxair was spun-off by Union Carbide in 1992, he was named president of Praxair Canada. The following year, he was appointed president of Praxair Europe and in March 1998 was named president and chief executive officer of Praxair Distribution. Mr. DeDomenico has a B.S. degree in economics and finance from Hofstra University and an M.B.A. degree from Georgia State University.
      Robert R. Galvin has been our Chief Financial Officer, Executive Vice President and Treasurer since November 2002. From March 1998 to October 2002, Mr. Galvin was senior vice president and chief financial officer of Independent Propane Company, a retail propane distribution company, and from 1993 to March 1998, Mr. Galvin was director of finance of TA Instruments, Inc., a global supplier of thermal analysis and rheology instruments. From 1983 to 1993, Mr. Galvin was with KPMG Peat Marwick, including two years as senior manager in the executive office — department of professional practice. Mr. Galvin is a Certified Public Accountant and has a B.S. degree in accounting from Villanova University.
      W. Scott Wade has been our Chief Operating Officer and Executive Vice President since June 2003. From May 2002 until May 2003, Mr. Wade was Executive Vice President — Operations. From 2000 to 2001, Mr. Wade served as vice president of operations, quality and regulatory affairs of Medsource Technologies, a provider of manufacturing and supply chain solutions for the medical devices industry, and from 1998 to 2000, Mr. Wade served as vice president, operations at Medtronic AVE. Prior thereto, Mr. Wade served as director of U.S./ Pacific operations at Ohmeda, Inc., a division of The BOC Group, Inc., in Singapore from 1994 to 1998 and operations manager at Texas Instruments from 1979 to 1994. Mr. Wade has a B.S. degree in mechanical engineering from Virginia Polytechnic Institute.
      Eric M. Wechsler has been our General Counsel and Secretary since January 1998. From 1990 through January 1998, Mr. Wechsler was a corporate associate at the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP, our legal counsel. Mr. Wechsler has a J.D. degree from Fordham University, an M.B.A. degree from New York University and a B.A. degree from Northwestern University.

      Robert L. Frome has been a director since December 1995. Mr. Frome has been engaged in the practice of law as a senior partner of the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP for more than the past five years. Mr. Frome is a director of Healthcare Services Group, Inc., the nation’s largest provider of housekeeping services to long-term healthcare facilities. Mr. Frome is also a director of Continuum Group A Inc. and Horizon Wimba, Inc. Mr. Frome has a B.S. degree from New York University, an L.L.B. degree from Harvard University and an L.L.M. degree from New York University.
      Daniel Raynor has been a director since February 1998. Mr. Raynor is a managing general partner of The Argentum Group, a private equity firm, a position Mr. Raynor has held since 1987. Mr. Raynor is a director of COMFORCE Corporation and TCI Solutions, Inc. In addition, Mr. Raynor is also a director of several privately-held companies. Mr. Raynor has a B.S. degree in economics from The Wharton School, University of Pennsylvania.
      J. Robert Vipond has been a director since March 2004. On March 10, 2005, Mr. Vipond was appointed vice president — finance and chief financial officer of Crane Co., a diversified manufacturer of engineered industrial products. Mr. Vipond had been an independent consultant since 2001. From 2000 to 2001, Mr. Vipond was a member of Impala Partners, LLC, a financial advisory firm. From 1994 to 2000, Mr. Vipond served as vice president and controller of Praxair, Inc. Prior to joining Praxair, Mr. Vipond was a financial executive with the General Electric Company for 21 years. Mr. Vipond has a B.S./ B.A. degree and an M.B.A. degree from the University of Nebraska at Omaha.
Compensation of Directors
      Effective October 1, 2004, we pay each non-employee director $5,000 per quarter for services provided as a member of our board of directors and reimburse for reasonable expenses incurred in attending meetings of the board of directors. In addition to each non-employee director’s quarterly payment, effective October 1, 2004, we also pay the chairman of our audit committee $1,500 per quarter and chairman of our compensation and stock option committee $1,000 per quarter. Prior to October 1, 2004, our directors, with the exception of Mr. Vipond, did not receive any cash compensation but were only reimbursed for their reasonable expenses incurred in attending meetings of the board of directors. During 2004, Mr. Vipond was paid $4,000 in connection with his services as chairman of the audit committee.
      Each non-employee director participates in the directors’ stock option plan. Under the directors’ stock option plan, each non-employee director will receive options for 6,000 shares of common stock on the date of his or her first election to the board of directors. In addition, on the third anniversary of each director’s first election to the board of directors, and on each three year anniversary thereafter, each non-employee director will receive an additional option to purchase 6,000 shares of common stock. The exercise price per share for all options granted under the directors’ stock option plan will be equal to the fair market value of the common stock as of the date of grant. All options vest in three equal annual installments beginning on the first anniversary of the date of grant. The maximum term for all options is ten years.
      In addition, on September 10, 2003, each of Messrs. Frome and Raynor received an option to purchase 22,000 shares of our common stock, exercisable at $8.91 per share, the fair market value of our common stock on such date. Also, Mr. Vipond, in connection with his appointment to our board of directors on March 29, 2004, received an option, in addition to a 6,000 share option granted under our directors’ stock option plan, to purchase 6,000 shares of our common stock, exercisable at $16.25 per share, the fair market value of our common stock on such date.
Board of Directors’ Committees
      Our board of directors has established a compensation and stock option committee and an audit committee. Director nominees are selected by a majority of the independent directors serving on our board of directors. Each of the compensation and stock option committee and audit committee is composed entirely of independent directors and is responsible to the full board of directors. The functions performed by these committees are summarized below:
      Compensation and Stock Option Committee. The compensation and stock option committee approves the salaries of our executive officers and determines the term and grant of stock options in accordance with our 1995 stock option plan, and administers such plan. The members of the compensation and stock option committee are Messrs. Frome and Raynor. Mr. Raynor serves as chairman of the compensation and stock option committee.
      Audit Committee. The audit committee makes recommendations to the board of directors regarding the selection and retention of independent auditors, reviews the scope and results of the audit and reports the results to the board of directors. In addition, the audit committee reviews the adequacy of internal accounting, financial and operating controls and reviews our financial reporting compliance procedures. The members of the audit committee are Messrs. Vipond and Raynor. Mr. Vipond serves as chairman of the audit committee.
      Our audit committee is currently comprised of two independent members of the board of directors. As a result of the resignation of a director on December 10, 2004, we are not in compliance with the audit committee composition requirements of The Nasdaq Stock Market, which require three independent audit committee members. Consistent with The Nasdaq Stock Market rules, we have until the earlier of our next annual meeting of shareholders or December 10, 2005 to comply with the audit committee requirements. We are currently evaluating candidates to fill the vacancy in our audit committee.
      After reviewing the qualifications of the current members of the audit committee, and any relationships they may have with us that might affect their independence, our board of directors has determined that (1) all current audit committee members are “independent” as that concept is defined in Section 10A of the Exchange Act, (2) all current audit committee members are “independent” as that concept is defined in the applicable rules of The Nasdaq Stock Market, (3) all current audit committee members are financially literate and (4) Mr. Vipond qualifies as an “audit committee financial expert” under the applicable rules promulgated under the Exchange Act. In making the determination as to Mr. Vipond’s status as an audit committee financial expert, the board of directors determined that Mr. Vipond has accounting and related financial management expertise within the meaning of the aforementioned rules as well as the listing standards of The Nasdaq Stock Market.
      As required by the SEC, the audit committee has established procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, as well as the confidential and anonymous submission of information, written or oral, by our employees regarding questionable accounting or auditing matters.
      Director Nomination Policy. While our board of directors has not established a nominating committee, in accordance with the applicable rules of The Nasdaq Stock Market, it has adopted a policy that directors must be selected or recommended by a majority of our “independent” directors as that concept is defined in the applicable rules of The Nasdaq Stock Market. We believe that, as a result of the role of the independent directors in the nominations process, it is not necessary at this time for us to have a separate nominating committee.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth certain information regarding the beneficial ownership of our common stock as of February 25, 2005, and as adjusted to reflect the sale of the common stock offered in this offering by:

•	each of our directors;

•	each of our executive officers;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, known to us to beneficially own 5% or more of our outstanding common stock as reflected either in such person’s filings with the SEC or otherwise provided to us; and

•	each selling shareholder.
      Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The number of shares shown as beneficially owned includes shares of common stock subject to options and warrants that are currently exercisable or will be exercisable within 60 days of February 25, 2005. Shares of common stock subject to options and warrants that are currently exercisable or will be exercisable within 60 days of February 25, 2005, are considered to be outstanding for the purpose of determining the percentage of shares held by a holder, but not for the purpose of computing the ownership percentage of any other person. The table assumes 12,760,223 shares of common stock outstanding as of February 25, 2005 and 14,320,845 shares of common stock outstanding upon completion of this offering.
      The underwriters have a 30-day option to purchase up to 549,750 shares of common stock to cover over-allotments, if any. If exercised, 190,000 shares will be sold by certain of our executive officers as set forth in the following table, and 359,750 shares will be sold by us.
      The selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act. Any discounts, commissions, concessions or profits they earn on any sale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are deemed to be “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.
      Unless otherwise indicated, the address for all of the executive officers, directors and shareholders named below is c/o NuCO2 Inc., 2800 S.E. Market Place, Stuart, Florida 34997.

							Number of
	Shares Beneficially				Number of		Shares to be	Shares Beneficially
	Owned Prior to Offering				Shares to be		Sold in Over-	Owned After Offering(1)
					Sold in this		allotment
Name	Number		Percentage		Offering		Option	Number		Percentage

5% Shareholders:
JP Morgan Chase & Co. 270 Park Avenue New York, NY 10017	650,895		5.1		—		—	650,895		4.5
Entities affiliated with JPMP Capital Corp. 1221 Avenue of the Americas New York, NY 10020	1,060,798	(2)	8.3		300,000		—	760,798	(3)	5.3
Columbia Wanger Asset Management, L.P 227 West Monroe Street, Suite 3000 Chicago, IL 60606	1,190,000		9.3		—		—	1,190,000		8.3
Pequot Capital Management, Inc. 500 Nyala Farm Road Westport, CT 06880	1,066,300		8.4		—		—	1,066,300		7.4
The BOC Group, Inc.(4) 575 Mountain Avenue Murray Hill, NJ 07974	1,815,319	(5)	13.8		1,409,319		—	406,000	(5)	2.8
Federated Investors, Inc. Federated Investors Tower Pittsburgh, PA 15222	1,247,501		9.8		—		—	1,247,501		8.7
Other Selling Shareholders:
UBS High Yield Fund(6) One North Wacker Drive Chicago, IL 60606	111,701		*		111,701		—	—		—
Paribas North America, Inc.(7) 787 Seventh Avenue, 32nd Floor New York, NY 10019	208,358		1.6		208,358		—	—		—
Argentum Capital Partners, L.P.(8) 60 Madison Avenue, 7th Floor New York, NY 10010	145,890		1.1		75,000		—	70,890		*
Directors and Executive Officers:
Michael E. DeDomenico	516,404	(9)	3.9		—		125,000	391,404	(10)	2.6
Robert R. Galvin	182,234	(11)	1.4		—		50,000	132,234	(12)	*
W. Scott Wade	153,624	(13)	1.2		—		—	153,624	(13)	1.1
Eric M. Wechsler	67,991	(14)	*		—		15,000	52,991	(15)	*
Robert L. Frome(16)	139,918	(17)	1.1		—		—	139,918	(17)	*
Daniel Raynor	214,078	(18)	1.7		75,000	(19)	—	139,078	(20)	*
J. Robert Vipond	4,000	(21)	*		—		—	4,000	(21)	*
All directors and executive officers as a group (7 persons)	1,278,249	(22		) 9.3	75,000	(19)	190,000	1,013,249	(23		) 6.7

*	Represents less than 1%

(1)	Assumes the over-allotment option is not exercised, except with respect to the shareholders who will sell shares in the over-allotment option.

(2)	JPMP Capital Corp. may be deemed to beneficially own 1,060,798 shares of common stock, which consists of (i) 1,029,178 shares of common stock held by J.P. Morgan Partners (BHCA), L.P., (ii) 16,135 shares of common stock held by J.P. Morgan Partners Global Investors, L.P., (iii) 8,101 shares of common stock held by J.P. Morgan Partners Global Investors (Cayman), L.P., (iv) 2,479 shares of common stock held by J.P. Morgan Partners Global Investors A, L.P.,

(v) 905 shares of common stock held by J.P. Morgan Partners Global Investors (Cayman) II, L.P., and (vi) 4,000 shares issuable upon exercise of stock options held by Richard D. Waters, a former director who served on our board until December 2004. The general partner of J.P. Morgan Partners (BHCA), L.P. is JPMP Master Fund Manager, L.P. The general partner of each of J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors A, L.P., and J.P. Morgan Partners Global Investors (Cayman) II, L.P. is JPMP Global Investors, L.P. JPMP Capital Corp., a wholly-owned subsidiary of JPMorgan Chase & Co., a publicly-traded company, is the general partner of each of JPMP Master Fund Manager, L.P. and JPMP Global Investors, L.P. Mr. Waters is a Managing Director of JPMP Capital Corp. As a result, each of JPMP Master Fund Manager, L.P., JPMP Global Investors, L.P. and JPMP Capital Corp. may be deemed beneficial owners of the shares held by J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., and J.P. Morgan Partners Global Investors (Cayman) II, L.P. (collectively, the “JPMP Entities”). The foregoing, however, shall not be construed as an admission that such entities and Mr. Waters are the beneficial owners of the shares held by the JPMP Entities. Each of the JPMP Entities, JPMP Master Fund Manager, L.P., JPMP Global Investors, L.P. and JPMP Capital Corp. are members of the private equity business unit of JPMorgan Chase & Co., a publicly-traded company.

The JPMP Entities hold $15,000,000 aggregate principal amount, or 50%, of our 16.3% senior subordinated notes due February 27, 2009 which we issued on August 25, 2003. Interest on these subordinated notes is payable quarterly in arrears on February 28, May 31, August 31 and November 30 of each year (commencing November 30, 2003) and accrues at a rate of 12% per annum payable in cash and 4.3% per annum payable “in kind” by adding the amount of such interest to the principal amount of the subordinated notes then outstanding. In connection with the issuance of these subordinated notes, we issued to these entities warrants to purchase an aggregate of 250,000 shares of our common stock at $8.79 per share. In December 2004, these entities exercised all of these warrants.

(3)	Includes 4,000 shares issuable upon exercise of stock options held by Mr. Waters.

(4)	In May 1997 we entered into an exclusive bulk CO2 requirements contract with The BOC Group, Inc., which expires in May 2011. Under this contract, BOC is committed to provide us with 100% of our bulk CO2 requirements at competitive prices. The contract provides for annual adjustments in the purchase price for bulk CO2 based upon changes in the Producer Price Index for Chemical and Allied Products or increases in the price of bulk CO2 purchased by BOC’s large, multi-location beverage customers in the United States, whichever is less. In addition, the contract provides that, in the event of a CO2 shortage for any reason, we will continue to receive CO2 deliveries in full, along with BOC’s other large customers, prior to deliveries to other customers. For 2002, 2003 and 2004, we paid BOC, under this contract and for other services, an aggregate of approximately $7.6 million, $8.0 million and $9.3 million, respectively, and approximately $5.0 million for the six months ended December 31, 2004. In connection with this contract, we issued BOC a warrant to purchase 1,000,000 shares of our common stock. The warrant was exercisable at $17 per share from May 1, 1999 to May 1, 2002 and thereafter at $20 per share until April 30, 2007. In December 2000, BOC purchased 1,111,111 shares of our common stock at $9.00 per share pursuant to a stock purchase agreement between BOC and us. Under this stock purchase agreement, BOC was granted the right to designate one member to our board of directors. In accordance with this right, John L. Walsh, Jr., served as a member of our board of directors as the BOC representative until December 2003, since which time BOC has declined to exercise its right to designate one director to our board; however, it reserved and has since exercised its right granted under that certain warrant agreement dated May 1, 1997, as amended, to receive notice of and have a representative present to observe meetings of our board of directors. In addition, in connection with this purchase of common stock, the number of shares for which the warrant was exercisable was reduced to 400,000 shares, at an exercise price of $17 per share. On the date of issuance of the common stock in December 2000, the closing price of the common stock on The Nasdaq National Market was $8.00 per share. BOC is an indirect wholly-owned subsidiary of The BOC Group plc, a publicly-traded company.

(5)	Includes (i) 400,000 shares issuable upon exercise of the warrant described in footnote (4) above, (ii) 4,000 shares of common stock registered in the name of Mr. Walsh, Chief Executive, Industrial & Special Products for The BOC Group plc, the ultimate parent of BOC (these shares were issued to and registered in the name of Mr. Walsh upon the exercise of options in December 2004), and (iii) 2,000 shares issuable upon exercise of stock options registered in the name of Mr. Walsh. The options described in the preceding clause (ii) and (iii) were granted to Mr. Walsh as compensation in his capacity as one of our directors. Mr. Walsh served on our board as the representative and nominee of BOC. See footnote (4) above. Mr. Walsh disclaims beneficial ownership of these securities.

(6)	Registered in the name of Kane & Co., its nominee. UBS High Yield Fund’s investor advisor, UBS Global Asset Management (Americas) Inc., is an affiliate of UBS Securities LLC, an underwriter and joint book-runner of this offering. UBS High Yield Fund is a series of The UBS Funds, a Delaware statutory trust registered as an open-end investment company under the Investment Company Act of 1940. In connection with this offering, UBS Securities LLC will not act as an underwriter or book-runner with respect to any shares owned by UBS High Yield Fund and will not receive any discounts, commissions or other remuneration with respect to the sale of such shares in this offering.

(7)	Paribas North America, Inc. is an affiliate of BNP Paribas Securities Corp., a registered broker-dealer. Paribas North America’s ultimate parent is BNP Paribas, S.A., a French corporation that is a member of the NYSE and NASD. The finance directors for Paribas North America are Thomas Clyne and Phiroze Rao, who share voting and investment control over the shares held by Paribas North America. As a result, Messrs. Clyne and Rao may be deemed beneficial owners of the shares held by Paribas North America. Each of Messrs. Clyne and Rao disclaims beneficial ownership of the shares held by Paribas North America.

Paribas North America, Inc. is an affiliate of BNP Paribas, which is the administrative agent and a member of the syndicate of banks for our senior credit facility (the “Senior Credit Facility”). We entered into the Senior Credit Facility on August 25, 2003. The Senior Credit Facility consists of a $30.0 million A term loan facility (the “A Term Loan”), a $10.0 million B Term loan facility (the “B Term Loan”), and a $10.0 million revolving loan facility (the “Revolving Loan Facility”). On October 1, 2004, in conjunction with the acquisition of Pain Enterprises, Inc.’s bulk CO2 beverage carbonation business, the Senior Credit Facility was amended to, among other things, increase the B Term Loan to $23.0 million and modify certain financial covenants. The A Term Loan and Revolving Loan Facility mature on August 25, 2007, while the B Term Loan matures on August 25, 2008. BNP Paribas’ total share of the Senior Credit Facility is 28%.

(8)	Daniel Raynor, one of our directors, and Walter H. Barandiaran are the Chairman and President, respectively, and the sole shareholders of the general partner of Argentum Capital Partners, L.P. Messrs. Raynor and Barandiaran share voting and investment control over the shares held by Argentum. As a result, Messrs. Raynor and Barandiaran may be deemed beneficial owners of the shares held by Argentum. Each of Messrs. Raynor and Barandiaran disclaims beneficial ownership of the shares held by Argentum except as to his respective equity interest therein.

(9)	Includes 480,000 shares issuable upon exercise of stock options.

(10)	Includes 355,000 shares issuable upon exercise of stock options.

(11)	Includes 167,416 shares issuable upon exercise of stock options.

(12)	Includes 129,202 shares issuable upon exercise of stock options.

(13)	Includes (i) 7,208 shares held by Mr. Wade’s minor children to which Mr. Wade disclaims beneficial ownership and (ii) 144,916 shares issuable upon exercise of stock options.

(14)	Includes 64,991 shares issuable upon exercise of stock options.

(15)	Includes 49,991 shares issuable upon exercise of stock options.

(16)	Mr. Robert L. Frome, a director, is a member of the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP, which law firm has been retained by us during the last fiscal year. Fees received from us by such firm during the last fiscal year did not exceed 5% of such firm’s revenues.

(17)	Includes (i) 8,000 shares owned by Frome & Co., a limited partnership of which Mr. Frome is general partner, (ii) 7,000 shares owned by Mr. Frome’s daughter with respect to which Mr. Frome disclaims beneficial ownership, (iii) 3,550 shares owned by Mr. Frome’s spouse with respect to which Mr. Frome disclaims beneficial ownership and (iv) 48,666 shares issuable upon exercise of stock options.

(18)	Includes (i) 14,645 shares owned by Daniel Raynor, Inc., a corporation wholly-owned by Daniel Raynor, (ii) 145,890 shares owned by Argentum Capital Partners, L.P., a limited partnership of which Mr. Raynor is chairman of the general partner, (iii) 877 shares owned by the Daniel Raynor Trust for the benefit of his minor children of which Mr. Raynor is co-trustee and (iv) 44,666 shares issuable upon exercise of stock options. Mr. Raynor disclaims beneficial ownership of shares held by Argentum (except as to his equity interest therein), and by the Trust.

(19)	Represents shares being sold by Argentum Capital Partners, L.P. (See note (8) above).

(20)	Includes (i) 14,645 shares owned by Daniel Raynor, Inc., a corporation wholly-owned by Daniel Raynor, (ii) 70,890 shares owned by Argentum Capital Partners, L.P., a limited partnership of which Mr. Raynor is chairman of the general partner, (iii) 877 shares owned by the Daniel Raynor Trust for the benefit of his minor children of which Mr. Raynor is co-trustee and (iv) 44,666 shares issuable upon exercise of stock options. Mr. Raynor disclaims beneficial ownership of shares held by Argentum (except as to his equity interest therein), and by the Trust.

(21)	Represents shares issuable upon the exercise of stock options.

(22)	Includes 954,655 shares issuable upon exercise of stock options.

(23)	Includes 776,441 shares issuable upon exercise of stock options, assuming the number of shares to be sold under this prospectus supplement were acquired through the exercise of stock options.
      Based on information provided by each of the selling shareholders, the JPMP Entities and Paribas North America, Inc. are selling shareholders that are affiliates of broker-dealers within the meaning of Rule 405 of the Securities Act of 1933. UBS Global Asset Management (Americas) Inc., the investment advisor to UBS High Yield Fund is also an affiliate of a broker-dealer within the meaning of Rule 405 of the Securities Act of 1933. Although UBS High Yield Fund may be deemed to be an affiliate of a broker-dealer for purposes of Rule 405 of the Securities Act of 1933, because of its relationship with UBS Global Asset Management (Americas) Inc., UBS High Yield Fund does not concede such affiliation. Other than the selling shareholders who are executive officers, who acquired or will acquire their shares upon the exercise of stock options or who acquired shares through open-market purchases, each of the selling shareholders purchased shares of our common stock or securities exercisable for or convertible into shares of our common stock in the ordinary course of business in private placement transactions prior to September 2003 or upon exercise of stock options and at the time of their purchase, none of the selling shareholders had any agreements or understandings directly or indirectly with any person to distribute our common stock.

SHARES ELIGIBLE FOR FUTURE SALE
      Future sales of a substantial amount of our common stock in the open market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and impair our future ability to raise capital through an offering of our equity securities.
Sale of Restricted Shares
      Following the completion of this offering, we will have 14,320,845 shares of common stock outstanding (or 14,858,809 shares if the over-allotment is exercised in full). Of this amount, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless the shares are purchased by persons who are our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act.
      Immediately upon completion of this offering, existing shareholders will hold 861,461 shares of our common stock as “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, including exemptions under Rule 144 or Rule 144(k) under the Securities Act. These rules are summarized below.
Lock-up Agreements
      We, our executive officers and directors and each selling shareholder have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of Bear, Stearns & Co. Inc. and UBS Securities LLC, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement, except in the case of The BOC Group, Inc., JPMP Capital Corp. and certain entities affiliated with JPMP Capital Corp. for which the lock-up period will be 45 days. The 90-day lock-up period may be extended for up to 37 additional days under certain circumstances where we announce or pre-announce earnings or material news or a material event within approximately 18 days prior to, or approximately 16 days after, the termination of the 90-day lock-up period. At any time and without public notice, Bear, Stearns & Co. Inc. and UBS Securities LLC may, in their sole discretion, release all or some of the securities from these lock-up agreements.
      In addition, holders of an aggregate of 197,261 shares of our common stock who elected not to exercise their registration rights and participate in this offering have agreed not to effect any public sale or distribution of these shares for a period of 45 days after the effective date of the registration statement in which this prospectus supplement and the accompanying prospectus forms a part pursuant to the terms of agreements granting such registration rights, which period expires on April 22, 2005.
Rule 144
      In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 143,208 shares (or 148,588 shares if the over-allotment is exercised in full) immediately after this offering; or

•	the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

      Immediately upon completion of this offering, 16,319 shares will be eligible for sale under Rule 144, excluding shares eligible for sale under Rule 144(k), subject to any applicable lock-up restrictions. Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company. We cannot estimate the number of shares of common stock our existing shareholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the shareholder and other factors.
Rule 144(k)
      Under Rule 144(k), a person who is not one of our affiliates at the time of the sale and at any time during the three months preceding such sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date such shares of common stock were acquired from us or from an affiliate of ours, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; however, such person may be subject to any applicable lock-up restrictions. Immediately upon completion of this offering, 769,062 shares will be eligible for sale under Rule 144(k), subject to any applicable lock-up restrictions.
Registration Rights
      Holders of an aggregate of 1,654,059 shares have the right to have their shares included in registrations we effect for our own account or for the account of other shareholders. These holders also have the right to require us to register those shares under the Securities Act, subject to our right to defer registration for up to 180 days under certain circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.
Options
      In addition to the 14,320,845 shares of common stock outstanding immediately after this offering, as of February 25, 2005, there were outstanding options to purchase 1,636,401 shares of our common stock. We have filed registration statements on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our stock option plans. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions and/or contractual lock-up restrictions that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions, without the prior written consent of Bear, Stearns & Co. Inc. and UBS Securities LLC.
Warrants
      In May 1997, we entered into an exclusive bulk CO2 requirements contract with BOC under which BOC committed to provide us with 100% of our CO2 requirements at competitive prices. In connection with this agreement, we issued BOC a warrant to purchase 1,000,000 shares of our common stock. The warrant was exercisable at $17 per share from May 1, 1999 to May 1, 2002 and thereafter at $20 per share until April 30, 2007. In December 2000, BOC purchased 1,111,111 shares of our common stock at $9.00 per share. In connection with this purchase of common stock, the number of shares for which the warrant was exercisable was reduced to 400,000 shares, at an exercise price of $17 per share. On the date of issuance of the common stock in December 2000, the closing price of the common stock on The Nasdaq National Market was $8.00 per share.
      In connection with our issuance on August 25, 2003 of senior subordinated notes in the aggregate principal amount of $30,000,000, we issued ten-year warrants to purchase an aggregate of 425,000 shares of our common stock at an exercise price of $8.79 per share. As of the date of this prospectus supplement, warrants to purchase 325,000 shares have been exercised and a warrant to purchase 100,000 shares remains outstanding.

UNDERWRITING
      We and the selling shareholders are offering the shares of our common stock described in this prospectus through the underwriters named below. Bear, Stearns & Co. Inc., UBS Securities LLC and First Analysis Securities Corporation are the representatives of the underwriters. Bear, Stearns & Co. Inc. and UBS Securities LLC are the joint book-runners of this offering. We and the selling shareholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Number of
Underwriters	Shares

Bear, Stearns & Co. Inc.
UBS Securities LLC
First Analysis Securities Corporation

Total	3,665,000

      The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
      Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.
      In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.
Over-Allotment Option
      The underwriters may also purchase up to an additional 549,750 shares of common stock from us and certain of our executive officers. Of these shares, the underwriters may purchase up to 359,750 shares from us and up to 190,000 shares from certain of our executive officers in the respective amounts set forth under “Principal and Selling Shareholders.” The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.
Commissions and Discounts
      Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $           per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

      The following table shows the per share and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 549,750 shares:

	Paid by Us		Paid by Selling Stockholders		Total

	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$
      We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $          .
      In compliance with NASD guidelines, the maximum commission or discount to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus supplement.
No Sales of Similar Securities
      We, our executive officers and directors and each selling shareholder have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of Bear, Stearns & Co. Inc. and UBS Securities LLC, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement, except in the case of The BOC Group, Inc., JPMP Capital Corp. and certain entities affiliated with JPMP Capital Corp. for which the lock-up period will be 45 days. The 90-day lock-up period may be extended for up to 37 additional days under certain circumstances where we announce or pre-announce earnings or material news or a material event within approximately 18 days prior to, or approximately 16 days after, the termination of the 90-day lock-up period. At any time and without public notice, Bear, Stearns & Co. Inc. and UBS Securities LLC may, in their sole discretion, release all or some of the securities from these lock-up agreements.
Indemnification and Contribution
      We and the selling shareholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we and the selling shareholders are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities. We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act, and to pay for the fees and expenses of registering their shares other than any underwriting discounts and concessions and fees and expenses of their counsel.
NASDAQ National Market Quotation
      Our common stock is quoted on The Nasdaq National Market under the symbol “NUCO.”
Stabilization, Short Positions, Passive Market Making
      In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids;

•	syndicate covering transactions; and

•	passive market making.

      Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
      The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.
      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
      As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise.
      In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on The Nasdaq National Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.
Affiliations
      The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.
      UBS Global Asset Management(Americas)Inc., an affiliate of UBS Securities LLC, is the investment advisor of the UBS High Yield Fund which owns 111,701 shares of our common stock, or 0.9%, based on 12,760,223 shares of our common stock outstanding as of February 25, 2005, and is selling all of these shares in the offering. As a result, UBS High Yield Fund will receive approximately $2.5 million, or approximately 3.0%, of the net proceeds from the offering, assuming a public offering price of $23.32 per share and after deducting underwriting discounts and commissions payable by the UBS High Yield Fund. UBS Securities LLC is not acting as an underwriter with respect to the shares of common stock being sold by UBS High Yield Fund and, accordingly, will not receive any discounts, commissions or other fees from the sale of such shares.
      Craig DeDomenico, the son of our Chief Executive Officer, owns 3,000 shares of our common stock and is an affiliated person of Bear, Stearns & Co. Inc.

      James R. Macdonald and David Hess, associated persons of First Analysis Securities Corporation, each own 1,000 shares of our common stock.
      Argentum Capital Partners, L.P., a limited partnership of which Daniel Raynor, a member of our board of directors, is general partner and chairman, owns 145,890 shares, or 1.1%, of our common stock, based on 12,760,223 shares of our common stock outstanding as of February 25, 2005, and is selling 75,000 of these shares in the offering. As a result, Argentum Capital Partners, L.P. will receive approximately $1.7 million, or approximately 2.0% of the net proceeds from the offering, assuming a public offering price of $23.32 per share and after deducting underwriting discounts and commissions payable by Argentum Capital Partners, L.P. Argentum Investments, LLC, an affiliate of Argentum Capital Partners, L.P., holds an interest in certain private equity funds affiliated with First Analysis Securities Corporation.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
      The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or foreign tax laws or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.
      This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment.
      PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.
      For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.
      If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

Distributions on our Common Stock
      Payments on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as capital gain.
      Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
      If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).
      Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (or if a tax treaty applies, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States, unless an applicable tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.
Gain on Disposition of our Common Stock
      A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or if a tax treaty applies, attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.
      Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.
      Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses.
      Any gain to a non-U.S. holder upon the sale or disposition of our common stock also will be subject to U.S. federal income tax if, for such purposes, our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (a “USRPHC”) during the relevant statutory period. We believe that we currently are not and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that actually or constructively holds more than 5% of our common stock.
Information Reporting and Backup Withholding
      We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met.
      Payments of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

•	a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50% of the income or capital interest in such partnership or (2) it is engaged in the conduct of a U.S. trade or business.
      Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding.
      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
      PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

LEGAL MATTERS
      Various legal matters with respect to the validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Olshan Grundman Frome Rosenzweig & Wolosky LLP, New York, New York. Certain members of such firm own shares of our common stock and options to purchase shares of our common stock. Robert L. Frome, a member of such firm, is one of our directors. Latham & Watkins LLP, Chicago, Illinois, will pass on certain legal matters in connection with the common stock on behalf of the underwriters.
EXPERTS
      The financial statements of NuCO2 Inc. as of June 30, 2004 and 2003 and for each of the three years in the period ended June 30, 2004 have been included herein in reliance upon the report of Margolin, Winer & Evens LLP, independent registered public accounting firm, appearing elsewhere herein, and given on the authority of such firm as experts in auditing and accounting.

INDEX TO FINANCIAL STATEMENTS
NUCO2 INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
NuCO2 Inc.
Stuart, Florida
      We have audited the accompanying balance sheets of NuCO2 Inc. as of June 30, 2004 and 2003, and the related statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2004. We have also audited the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NuCO2 Inc. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2004 in conformity with United States generally accepted accounting principles. Also, in our opinion, the related financial statement schedule when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
      As discussed in Note 1 to the financial statements, effective July 1, 2003, the Company changed the manner in which it accounts for multiple deliverable revenue arrangements as a result of the adoption of Emerging Issues Task Force Issue No. 00-21, and effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which changed the method of accounting for goodwill.

/s/ Margolin, Winer & Evens LLP
MARGOLIN, WINER & EVENS LLP
Garden City, New York
August 18, 2004

NUCO2 INC.
BALANCE SHEETS

	June 30,

	2004	2003

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$505	$455
Trade accounts receivable; net of allowance for doubtful accounts of $2,095 and $2,299, respectively	6,141	6,217
Inventories	226	210
Prepaid insurance expense and deposits	2,104	985
Prepaid expenses and other current assets	808	620

Total current assets	9,784	8,487

Property and equipment, net	92,969	92,448

Other assets:
Goodwill, net	19,222	19,222
Deferred financing costs, net	2,178	1,593
Customer lists, net	41	25
Non-competition agreements, net	703	985
Deferred lease acquisition costs, net	3,458	2,892
Other assets	181	194

	25,783	24,911

Total assets	$128,536	$125,846

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$6,048	$2,294
Accounts payable	4,579	4,095
Accrued expenses	1,840	1,315
Accrued interest	440	981
Accrued payroll	1,137	1,212
Other current liabilities	343	329

Total current liabilities	14,387	10,226
Long-term debt, excluding current maturities	30,962	28,659
Subordinated debt	29,163	39,576
Customer deposits	3,247	3,191

Total liabilities	77,759	81,652

Commitments and contingencies
Redeemable preferred stock	10,021	9,258

Shareholders’ equity:
Preferred stock; no par value; 5,000,000 shares authorized; issued and outstanding 7,500 shares at June 30, 2004 and 2003	—	—
Common stock; par value $.001 per share; 30,000,000 shares authorized; issued and outstanding 10,840,831 shares at June 30, 2004 and 10,633,405 at June 30, 2003	11	11
Additional paid-in capital	96,185	92,938
Accumulated deficit	(55,704)	(57,884)
Accumulated other comprehensive income (loss)	264	(129)

Total shareholders’ equity	40,756	34,936

	$128,536	$125,846

See accompanying notes to financial statements.

NUCO2 INC.
STATEMENTS OF OPERATIONS

	Fiscal Year Ended June 30,

	2004	2003*	2002*

	(In thousands, except per share
	amounts)
Revenues:
Product sales	$49,900	$45,833	$46,209
Equipment rentals	30,936	28,576	26,103

Total revenues	80,836	74,409	72,312

Costs and expenses:
Cost of products sold, excluding depreciation and amortization	33,859	32,047	31,903
Cost of equipment rentals, excluding depreciation and amortization	2,369	3,513	3,595
Selling, general and administrative expenses	15,722	17,484	17,614
Depreciation and amortization	15,234	17,167	16,319
Loss on asset disposal	1,242	1,650	4,654

	68,426	71,861	74,085

Operating income (loss)	12,410	2,548	(1,773)
Loss on early extinguishment of debt	1,964	—	796
Unrealized loss on financial instrument	177	—	—
Interest expense	7,947	7,487	8,402

Income (loss) before income taxes	2,322	(4,939)	(10,971)
Provision for income taxes	142	—	—

Net income (loss)	$2,180	$(4,939)	$(10,971)

Weighted average number of common and common equivalent shares outstanding
Basic	10,689	10,396	8,742

Diluted	11,822	10,396	8,742

Net income (loss) per basic share	$0.13	$(0.54)	$(1.32)

Net income (loss) per diluted share	$0.12	$(0.54)	$(1.32)

*	Restated to conform to current year presentation.
See accompanying notes to financial statements.

NUCO2 INC.
STATEMENTS OF SHAREHOLDERS’ EQUITY

					Accumulated
	Common Stock		Additional		Other	Total
			Paid-In	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Income (Loss)	Equity

			(In thousands, except share amounts)
Balance, June 30, 2001	8,651,125	$9	$76,290	$(41,974)	$(343)	$33,982
Comprehensive (loss):
Net (loss)	—	—	—	(10,971)	—	(10,971)
Other comprehensive expense:
Interest rate swap transaction	—	—	—	—	(86)	(86)

Total comprehensive (loss)						(11,057)
Redeemable preferred stock dividend	—	—	(586)	—	—	(586)
Issuance of 65,574 shares of common stock — exercise of warrants	65,574	—	436	—	—	436
Issuance of 252,360 shares of common stock exercise of options	252,360	—	2,444	—	—	2,444

Balance, June 30, 2002	8,969,059	9	78,584	(52,945)	(429)	25,219

Comprehensive (loss):
Net (loss)	—	—	—	(4,939)	—	(4,939)
Other comprehensive income:
Interest rate swap transaction	—	—	—	—	300	300

Total comprehensive (loss)						(4,639)
Redeemable preferred stock dividend	—	—	(706)	—	—	(706)
Issuance of 500 shares of common stock — exercise of options	500	—	6	—	—	6
Issuance of 1,663,846 shares of common stock	1,663,846	2	15,054	—	—	15,056

Balance, June 30, 2003	10,633,405	11	92,938	(57,884)	(129)	34,936

Comprehensive income:
Net income	—	—	—	2,180	—	2,180
Other comprehensive income:
Interest rate swap transaction, including reclassification adjustment of $86	—	—	—	—	393	393

Total comprehensive income						2,573
Redeemable preferred stock dividend	—	—	(763)	—	—	(763)
Issuance of 425,000 warrants to purchase shares of common stock	—	—	1,573	—	—	1,573
Extension of 665,403 warrants to purchase shares of common stock	—	—	760	—	—	760
Issuance of 107,331 shares of common stock — exercise of warrants	107,331	—	675	—	—	675
Issuance of 100,095 shares of common stock — exercise of options	100,095	—	1,002	—	—	1,002

Balance, June 30, 2004	10,840,831	$11	$96,185	$(55,704)	$264	$40,756

See accompanying notes to financial statements.

NUCO2 INC.
STATEMENTS OF CASH FLOWS

	Years Ended June 30,

	2004	2003*	2002*

	(In thousands)
Cash flows from operating activities:
Net income (loss)	$2,180	$(4,939)	$(10,971)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	13,255	13,836	12,604
Amortization of other assets	1,979	3,331	3,715
Amortization of original issue discount	406	210	201
Paid-in-kind interest	1,107	—	—
Loss on asset disposal	1,242	1,650	4,654
Loss on early extinguishment of debt	1,964	—	796
Unrealized loss on financial instrument	177	—	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade accounts receivable	76	954	575
Inventories	(16)	25	(36)
Prepaid insurance expense and deposits	(1,119)	(460)	(445)
Prepaid expenses and other current assets	(188)	821	(302)
Increase (decrease) in:
Accounts payable	483	743	714
Accrued expenses	530	(968)	(627)
Accrued payroll	(75)	316	17
Accrued interest	(413)	(198)	51
Other current liabilities	13	(42)	(43)
Customer deposits	56	547	(45)

Net cash provided by operating activities	21,657	15,826	10,858

Cash flows from investing activities:
Proceeds from disposal of property and equipment	1	19	91
Purchase of property and equipment	(14,962)	(12,752)	(11,675)
Increase in non-competition agreements	—	(160)	(160)
Increase in deferred lease acquisition costs	(1,624)	(1,125)	(928)
Decrease (increase) in other assets	(10)	127	(145)

Net cash used in investing activities	$(16,595)	$(13,891)	$(12,817)

*	Restated to conform to current year presentation.
See accompanying notes to financial statements.

NUCO2 INC.
STATEMENTS OF CASH FLOWS — (Continued)

	Years Ended June 30,

	2004	2003*	2002*

	(In thousands)
Cash flows from financing activities:
Net proceeds from issuance of long-term debt and subordinated debt and warrants	$74,150	$—	$50,000
Repayment of long-term debt and subordinated debt	(78,094)	(17,340)	(49,887)
Proceeds from issuance of common stock	—	16,222	—
Issuance costs — common stock	—	(1,168)	—
Proceeds from issuance of redeemable preferred stock	—	—	2,500
Increase in deferred financing costs	(2,745)	(762)	(2,598)
Exercise of options and warrants	1,677	6	2,880

Net cash (used in) provided by financing activities	(5,012)	(3,042)	2,895

Increase (decrease) in cash and cash equivalents	50	(1,107)	936
Cash and cash equivalents, beginning of year	455	1,562	626

Cash and cash equivalents, end of year	$505	$455	$1,562

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$6,760	$7,475	$8,066

Income taxes	$87	$—	$—

Supplemental disclosure of non-cash investing and financing activities:
      In 2004, 2003 and 2002, the Company increased the carrying amount of the redeemable preferred stock by $763, $706, and $586, respectively, for dividends that have not been paid and accordingly reduced additional paid-in capital by a like amount.

*	Restated to conform to current year presentation.
See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
(In thousands, except per share amounts)
Note 1 — Description of Business and Summary of Significant Accounting Policies
      (a) Basis of Presentation
      The financial statements include the accounts of NuCO2 Inc. and its wholly-owned subsidiary, NuCO2 Acquisition Corp., which was merged into the Company during the fiscal year ended June 30, 2002. All material intercompany accounts and transactions have been eliminated.
      (b) Description of Business
      The Company is a supplier of bulk CO2 dispensing systems to customers in the food, beverage, lodging and recreational industries in the United States.
      (c) Cash and Cash Equivalents
      The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.
      (d) Inventories
      Inventories, consisting primarily of carbon dioxide gas, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.
      (e) Property and Equipment
      Property and equipment are stated at cost. The Company does not depreciate bulk systems held for installation until the systems are in service and leased to customers. Upon installation, the systems, component parts and direct costs associated with the installation are transferred to the leased equipment account. These direct costs are associated with successful placements of such systems with customers under noncancelable contracts and which would not be incurred by the Company but for a successful placement. Upon early service termination, the unamortized portion of direct costs associated with the installation are expensed. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets or the lease terms for leasehold improvements, whichever is shorter.
      The depreciable lives of property and equipment are as follows:

Estimated Life

Leased equipment	5-20 years
Equipment and cylinders	3-20 years
Vehicles	3-5 years
Computer equipment	3-7 years
Office furniture and fixtures	5-7 years
Leasehold improvements	lease term
      (f) Goodwill and Other Intangible Assets
      Goodwill, net of accumulated amortization of $5,006, represents the cost in excess of the fair value of the tangible and identifiable intangible net assets of businesses acquired and, prior to July 1, 2001, was amortized on a straight-line method over 20 years. Effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” pursuant to which, goodwill and indefinite life intangible assets are no longer amortized but are subject to annual impairment tests. Other intangible assets with finite lives continue to be amortized on a straight-line method over the periods of expected benefit. The Company’s other intangible assets consist of customer lists and non-competition agreements, principally acquired in 1995 through 1998 in connection with certain asset acquisitions. Customer lists are being amortized on a straight-line method over five years, the average

NOTES TO FINANCIAL STATEMENTS — (Continued)
life of customer leases, and non-competition agreements, which generally preclude the other party from competing with the Company in a designated geographical area for a stated period of time, are being amortized on a straight-line method over their contractual lives which range from thirty to one hundred and twenty months. Non-competition agreements also include an agreement entered into in January 2001, for $480, with the Company’s former Chief Executive Officer and Chairman of the Board of Directors, precluding this former officer from competing with the Company for a period of five years.
      (g) Impairment of Long-Lived Assets
      Long-lived assets, other than goodwill, consist of property and equipment, customer lists, and non-competition agreements. Long-lived assets being retained for use by the Company are tested for recoverability whenever events or changes in circumstances indicate that their carrying values may not be recoverable by comparing the carrying value of the assets with the estimated future undiscounted cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Impairment losses are recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds the asset’s fair value. The impairment loss would be calculated as the difference between asset carrying values and the fair value of the asset with fair value generally estimated based on the present value of the estimated future net cash flows.
      Long-lived assets to be disposed of by abandonment continue to be classified as held and used until they cease to be used. If the Company commits to a plan to abandon a long-lived asset before the end of its previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over its shortened useful life. Long-lived assets to be disposed of by sale that meet certain criteria are classified as held for sale and are reported at the lower of their carrying amounts or fair values less cost to sell.
      (h) Deferred Financing Cost, Net
      Financing costs are being amortized on a straight-line method over the term of the related indebtedness, ranging from forty-eight to sixty-six months. Accumulated amortization of financing costs was $566 and $4,007 at June 30, 2004 and 2003, respectively.
      (i) Deferred Lease Acquisition Costs, Net
      Deferred lease acquisition costs, net, consist of commissions associated with the acquisition of new leases and are being amortized over the life of the related leases, generally five to six years on a straight-line method. Accumulated amortization of deferred lease acquisition costs was $6,079 and $5,508 at June 30, 2004 and 2003, respectively. Upon early service termination, the unamortized portion of deferred lease acquisition costs are expensed.
      (j) Revenue Recognition
      The Company earns its revenues from the leasing of CO2 systems and related gas sales. The Company, as lessor, recognizes revenue from leasing of CO2 systems over the life of the related leases. The majority of CO2 system agreements generally include payments for leasing of equipment and a continuous supply of CO2 until usage reaches a pre-determined maximum annual level, beyond which the customer pays for CO2 on a per pound basis. Other CO2 and gas sales are recorded upon delivery to the customer.
      On July 1, 2003, the Company adopted EITF 00-21. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. The Company’s bulk CO2 budget plan agreements provide for a fixed monthly payment to cover the use of a bulk CO2 system and a predetermined maximum quantity of CO2. As of June 30, 2004, approximately 57,000 of the Company’s customer locations utilized this plan. Prior to July 1, 2003, the Company, as lessor, recognized revenue from leasing CO2 systems under its budget plan agreements on a straight-line basis over the life of the related leases. The Company developed a methodology for the purpose of separating the aggregate revenue stream between the rental of the equipment and the sale of

NOTES TO FINANCIAL STATEMENTS — (Continued)
the CO2. Effective July 1, 2003, revenue attributable to the lease of equipment, including equipment leased under the budget plan, is recorded on a straight-line basis over the term of the lease and revenue attributable to the supply of CO2 and other gases, including CO2 provided under the budget plan, is recorded upon delivery to the customer.
      The Company elected to apply EITF 00-21 retroactively to all budget plan agreements in existence as of July 1, 2003. Based on the Company’s analysis, the aggregate amount of CO2 actually delivered under budget plans during the quarter ended June 30, 2003 is not materially different than the corresponding portion of the fixed charges attributable to CO2. Accordingly, the Company believes that the cumulative effect of the adoption of EITF 00-21 as of July 1, 2003 is not significant.
      Under the budget plan, each customer has a maximum CO2 allowance that is measured and reset on the contract anniversary date. At that date, it is appropriate to record revenue for contract billings in excess of actual deliveries of CO2. Because of the large number of customers under the budget plan and the fact that the anniversary dates for determining maximum quantities are spread throughout the year, the Company’s methodology necessarily involves the use of estimates and assumptions to separate the aggregate revenue stream derived from equipment rentals to budget plan customers, and also to approximate the recognition of revenue from CO2 sales to budget plan customers when earned. The Company believes that the adoption of EITF 00-21 has the most impact on the recognition of revenue on a quarterly basis as CO2 usage fluctuates during a fiscal year based on factors such as weather, and traditional summer and holiday periods. Solely for comparative purposes, the Company has separated equipment rentals and CO2 sales in the statements of operations for the years ended June 30, 2003 and 2002; however, the aggregate revenue derived from budget plan agreements for those periods is recognized on a straight-line basis. The Company believes that if the guidance of EITF 00-21 had been applied retroactively, the effect on total revenues and net loss for those periods would be immaterial as the impact of applying EITF 00-21 over a twelve month period is insignificant as seasonal variations are largely eliminated and CO2 allowances under budget plan agreements are measured and reset annually.
      (k) Income Taxes
      Income taxes are accounted for under Financial Accounting Standards Board Statement No. 109, “Accounting for Income Taxes.” Statement No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Under Statement No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
      (l) Net Income (Loss) Per Common Share
      Net income (loss) per common share is presented in accordance with SFAS No. 128, “Earnings per Share.” Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options and warrants to the extent they are not anti-dilutive.
      (m) Use Of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used when accounting for items such as allowances for doubtful accounts, depreciation and amortization periods, valuation of long-lived assets and income taxes are regarded by management as being particularly significant. These

NOTES TO FINANCIAL STATEMENTS — (Continued)
estimates and assumptions are evaluated on an on-going basis and may require adjustment in the near term. Actual results could differ from those estimates.
      (n) Employee Benefit Plan
      On June 1, 1996, the Company adopted a deferred compensation plan under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. Under the provisions of the plan, eligible employees may defer a percentage of their compensation subject to the Internal Revenue Service limits. Contributions to the plan are made only by employees.
      (o) Stock-Based Compensation
      At June 30, 2004, the Company had two stock-based compensation plans which are more fully described in Note 8. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. No stock-based compensation cost is reflected in net income (loss), as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based compensation.

	Fiscal Years Ended June 30,

	2004	2003	2002

Net income (loss), as reported	$2,180	$(4,939)	$(10,971)
Less:
Stock-based compensation — fair value measurement	(1,272)	(1,085)	(985)

Net income (loss), proforma	908	(6,024)	(11,956)
Preferred stock dividends	(763)	(706)	(586)

Net income (loss) available to common shareholders proforma	$145	$(6,730)	$(12,542)

Basic earnings (loss) per share — reported	$0.13	$(0.54)	$(1.32)

Basic earnings (loss) per share — proforma	$0.01	$(0.64)	$(1.43)

Diluted earnings (loss) per share — reported	$0.12	$(0.54)	$(1.32)

Diluted earnings (loss) per share — proforma	$0.01	$(0.64)	$(1.43)

Expected volatility	40%	40%	40%
Risk free interest rate	2.6% -3.2%	3.7% - 4.8%	4.6% - 6.0%
Expected dividend yield	0%	0%	0%
Expected lives	3-4 years	1-5 years	1-5 years
      (p) Internal Use Software
      Computer software developed or obtained for internal use is included in property and equipment and is accounted for in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized and amortized on a straight-line method over the estimated useful life of the software, three to five years.

NOTES TO FINANCIAL STATEMENTS — (Continued)
      (q) Vendor Rebates
      Pursuant to EITF 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” the Company recognizes rebates received from its supplier of bulk CO2 tanks as a reduction of capitalizable cost. The Company received rebates of $548 and $393 during the fiscal years ended June 30, 2004 and 2003, respectively.
      (r) Trade Receivables and Allowance for Doubtful Accounts
      The Company invoices its customers on a monthly basis, with payment due within 30 days of the invoice date. The Company does not provide discounts for early payment, or add financing charges to late payments.
      In conjunction with its trade receivables, the Company has established a reserve for accounts that might not be collectible. Such reserve is evaluated and adjusted on a monthly basis by examining the Company’s historical losses, aging of its trade receivables, the creditworthiness of significant customers based on ongoing evaluations, and current economic trends that might impact the level of credit losses in the future. The composition of receivables consists of on-time payers, “slow” payers, and at risk receivables, such as receivables from customers who no longer do business with the Company, are bankrupt, or out of business.
      (s) Recent Accounting Pronouncements
      In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). Among other things, SFAS 145 rescinds the provisions of SFAS No. 4 that require companies to classify certain gains and losses from debt extinguishments as extraordinary items. The provisions of SFAS 145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002. Gains and losses from extinguishment of debt will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30 (“APB 30”); otherwise such losses will be classified as a component of continuing operations. The Company adopted SFAS 145 during the quarter ended September 30, 2002. In accordance with APB 30 and SFAS 145, the Company reclassified the $796 extraordinary loss on the early extinguishment of debt for fiscal 2002 to a component of continuing operations.
      In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). The principal difference between SFAS 146 and EITF 94-3 relates to SFAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, but early application is encouraged. The adoption of SFAS 146 during the first quarter of fiscal 2003 had no impact on the Company’s financial position, results of operations or cash flows for the periods presented.
      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The provisions of SFAS 148 are

NOTES TO FINANCIAL STATEMENTS — (Continued)
effective for financial statements for fiscal years ending after December 15, 2002. The adoption of SFAS 148 had no impact on the Company’s financial position, results of operations or cash flows for the periods presented.
      In the first quarter of fiscal 2003, the Company adopted SOP 01-06, “Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others” (“SOP 01-06”). SOP 01-06 addresses disclosures on accounting policies relating to trade accounts receivable and is effective prospectively for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SOP 01-06 had no impact on the Company’s financial position, results of operations or cash flows for the periods presented.
      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and designated hedges after June 30, 2003, except for those provisions of SFAS 149 which relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June  15, 2003. For those issues, the provisions that are currently in effect should continue to be applied in accordance with their respective effective dates. In addition, certain provisions of SFAS 149, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The adoption of SFAS 149 had no material impact on the Company’s financial position, results of operations or cash flows.
      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within the scope of SFAS 150 as a liability. SFAS 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise is originally effective for the first interim period beginning after June 15, 2003. The adoption of SFAS 150 had no material impact on the Company’s financial position, results of operations or cash flows.
      In December 2003, the FASB revised FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” Application of this Interpretation is required in a company’s financial statements for interests in variable interest entities for reporting periods ending after March 15, 2004. FASB Interpretation No. 46 did not effect the Company’s financial position, results of operations, or cash flows.
      In December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS 132”). SFAS 132 requires additional disclosures regarding the assets, obligations, cash flows, and net periodic benefit cost of defined benefit plans and other defined benefit postretirement plans. SFAS 132 requires that this information be provided separately for pension plans and other postretirement benefit plans. The adoption of the revised SFAS No. 132 during fiscal 2004 had no material impact on the Company’s financial position, results of operations, or cash flows.

NOTES TO FINANCIAL STATEMENTS — (Continued)
Note 2 — Property and Equipment, Net
      Property and equipment, net consists of the following:

	As of June 30,

	2004	2003

Leased equipment	$137,124	$127,463
Equipment and cylinders	17,707	16,405
Tanks held for installation	4,557	4,808
Vehicles	285	300
Computer equipment and software	4,401	4,356
Office furniture and fixtures	1,658	1,643
Leasehold improvements	1,963	1,846

	167,695	156,821
Less accumulated depreciation and amortization	74,726	64,373

	$92,969	$92,448

      Capitalized component parts and direct costs associated with installation of equipment leased to others included in leased equipment was $41,485 and $36,683 at June 30, 2004 and 2003, respectively. Accumulated depreciation and amortization of these costs was $25,450 and $22,450 at June 30, 2004 and 2003, respectively. Upon early service termination, the Company writes off the remaining net book value of direct costs associated with the installation of equipment.
      Depreciation and amortization of property and equipment was $13,255, $13,836 and $12,604 for the years ended June 30, 2004, 2003, and 2002, respectively.
      In June 2001, the Company adopted a plan to discontinue installation of 50 and 100 pound tanks and to dispose of the 50 and 100 pound tanks held for installation. The Company’s supply of uninstalled 50 and 100 pound tanks was written down to their estimated fair value during fiscal 2001 and were disposed of in fiscal 2002. During fiscal 2002, an additional loss in the amount of $1,125 was recognized relating to 50 and 100 pound tanks that were removed from service during the year. Management continued to review the recoverability of the remaining 50 and 100 pound tanks in service and in June 2002, adopted a plan to replace all 50 and 100 pound tanks in service at customers over a three to four year period. The Company’s decision to replace these small tanks was based on an evaluation of undiscounted cash flows, contribution to fixed depot overhead, pricing and targeted margins. As a result of the Company’s decision, the remaining 50 and 100 pound tanks were written down to their estimated fair value and a loss on impairment of $1,809 was recorded in June 2002. As of June 30, 2004 and 2003, the net book value of the 50 and 100 pound tanks still in service was $370 and $1,313, respectively, which is being depreciated over the remaining period of time that these tanks are expected to be utilized.
Note 3 — Goodwill and Other Intangible Assets
      The Company adopted SFAS 142 as of July 1, 2001, resulting in no goodwill amortization expense for the years ended June 30, 2004, 2003 and 2002. Goodwill and indefinite life intangible assets are no longer amortized but are subject to annual impairment tests. The Company was not required to recognize an impairment of goodwill.

NOTES TO FINANCIAL STATEMENTS — (Continued)
      Information regarding the Company’s goodwill and other intangible assets is as follows:

		Accumulated	Net Book
	Cost	Amortization	Value

As of June 30, 2004:
Goodwill	$24,228	$5,006	$19,222
Non-competition agreements	2,315	1,612	703
Customer lists	62	21	41

	$26,605	$6,639	$19,966

As of June 30, 2003:
Goodwill	$24,228	$5,006	$19,222
Non-competition agreements	3,110	2,125	985
Customer lists	5,370	5,345	25

	$32,708	$12,476	$20,232

      Amortization expense for other intangible assets was $291, $552 and $1,155 for the years ended June 30, 2004, 2003 and 2002, respectively. There were no adjustments or changes in amortization periods of other intangible assets as a result of the initial application of SFAS 142.
      Estimated amortization expense for each of the next five years is $293, $238, $166, $43, and $4 for fiscal years ending June 30, 2005, 2006, 2007, 2008, and 2009, respectively.
Note 4 — Leases
      The Company leases equipment to its customers generally pursuant to five-year or six-year non-cancelable operating leases which expire on varying dates through June 2010. At June 30, 2004, future minimum payments due from customers include, where applicable, amounts for a continuous supply of CO2 under the budget plan, which provides bundled pricing for tank rental and CO2. The revenue stream has been segregated in conformity with EITF 00-21 between the estimated rental of equipment and the sale of CO2. The following table presents the separate revenue streams attributable to the lease of the equipment and the sale of the CO2:

Year Ending June 30,	Equipment	CO2

2005	$27,106	$19,197
2006	22,065	15,897
2007	15,857	12,234
2008	11,360	9,018
2009	7,604	6,017
Thereafter	2,641	2,055

	$86,633	$64,418

NOTES TO FINANCIAL STATEMENTS — (Continued)
Note 5 — Long-Term Debt
      Long-term debt consists of the following:

	As of June 30,

	2004	2003

Note payable to bank under credit facility. Drawings at June 30, 2004 and 2003 are at a weighted average interest rate of 6.4% and 4.7%, respectively	$36,800	$30,700
Other note payable	210	253

	37,010	30,953
Less current maturities of long-term debt	6,048	2,294

Long-term debt, excluding current maturities	$30,962	$28,659

      In September 2001, the Company entered into a $60.0 million second amended and restated revolving credit facility with a syndicate of banks (“Amended Credit Facility”). This facility replaced the Company’s former facility, which was due to expire in May 2002. The Amended Credit Facility contained interest rates and an unused commitment fee based on a pricing grid calculated quarterly on total debt to annualized EBITDA (as defined). The Company was entitled to select the Base Rate or LIBOR, plus applicable margin, for principal drawings under the Amended Credit Facility. The applicable LIBOR margin pursuant to the pricing grid ranged from 2.50% to 4.75%, the applicable unused commitment fee pursuant to the pricing grid ranged from 0.375% to 0.50% and the applicable Base Rate margin pursuant to the pricing grid ranged from 1.50% to 3.75%. Interest only was payable periodically until the termination of the Amended Credit Facility. The Amended Credit Facility was collateralized by substantially all of the Company’s assets. Additionally, the Company was precluded from declaring or paying any cash dividends, except the Company was permitted to accrue and accumulate, but not pay, cash dividends on the redeemable preferred stock. The Company was also required to meet certain affirmative and negative covenants including, but not limited to, financial covenants.
      Prior to June 30, 2002, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended March 31, 2002 and prospectively, and non-compliance with the minimum EBITDA covenant for the three months ended March 31, 2002 was waived. As of June 30, 2002, the Company was not in compliance with certain of its financial covenants. On September  27, 2002, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended June 30, 2002, and prospectively, and the maturity of the Amended Credit Facility was extended to November 17, 2003. As of September 30, 2002, the Company was in compliance with all of the financial covenants under the Amended Credit Facility. On February 7, 2003, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended December 31, 2002 and prospectively, non-compliance with the minimum EBITDA covenant for the three months ended December 31, 2002 was waived, the maturity of the Amended Credit Facility was extended to April 29, 2004, and the Amended Credit Facility was reduced to $45.0 million. As of March 31, 2003 and June 30, 2003, the Company was in compliance with all of the financial covenants under the Amended Credit Facility.
      On August 22, 2002, the Company completed the private placement of 1,663,846 shares of its common stock to 24 accredited investors at a price of $9.75 per share realizing net cash proceeds of approximately $15.1 million after issuance costs of $1.1 million. Pursuant to the requirements of the Amended Credit Facility, the Company used $14.5 million of the proceeds to pay down outstanding debt under the Amended Credit Facility.
      On August 25, 2003, the Company terminated the Amended Credit Facility and entered into a $50.0 million senior credit facility with a syndicate of banks (the “Senior Credit Facility”). The Senior Credit Facility consists of a $30.0 million A term loan facility (the “A Term Loan”), a $10.0 million B

NOTES TO FINANCIAL STATEMENTS — (Continued)
term loan facility (the “B Term Loan”), and a $10.0 million revolving loan facility (the “Revolving Loan Facility”). The A Term Loan and Revolving Loan Facility mature on August 25, 2007, while the B Term Loan matures on August 25, 2008. The B Term Loan is subordinate in right of payment to the A Term Loan and borrowings under the Revolving Loan Facility. The Company is entitled to select either Eurodollar Loans (as defined) or Base Rate Loans (as defined), plus applicable margin, for principal borrowings under the Senior Credit Facility. The applicable Eurodollar Loan margin for A Term Loans and borrowings pursuant to the Revolving Loan Facility ranges from 3.5% to 4.0%, and the applicable Base Rate Loan margin ranges from 2.5% to 3.0%, provided that until delivery to the lenders of the Company’s financial statements for the quarter ending June 30, 2004, the margin on Eurodollar Loans is 4.0% and the margin for Base Rate Loans is 3.0%. The applicable Eurodollar Loan margin and Base Rate Loan margin for B Term Loans is 7.5% and 6.5%, respectively. Applicable margin is determined by a pricing grid based on the Company’s Consolidated Total Leverage Ratio (as defined). At closing, the Company borrowed the A Term Loan, the B Term Loan and $3.0 million under the Revolving Loan Facility. Interest is payable periodically on borrowings under the Senior Credit Facility. In addition, commencing on December 31, 2003 and on the last day of each quarter thereafter, the Company is required to make principal repayments on the A Term Loan in increasing amounts. The Senior Credit Facility is collateralized by all of the Company’s assets. Additionally, the Company is precluded from declaring or paying any cash dividends, except it may accrue and accumulate, but not pay, cash dividends on its outstanding redeemable preferred stock. As of June 30, 2004, no amounts were outstanding under the Revolving Loan Facility.
      The Company is also required to meet certain affirmative and negative covenants, including but not limited to financial covenants. The Company is required to assess its compliance with these financial covenants under the Senior Credit Facility on a quarterly basis. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined), which represents earnings before interest, taxes, depreciation and amortization, as further modified by certain defined adjustments. The failure to meet these covenants, absent a waiver or amendment, would place the Company in default and cause the debt outstanding under the Senior Credit Facility to immediately become due and payable. The Senior Credit Facility also includes certain cross-default provisions to the Company’s 16.3% Senior Subordinated Notes due February 27, 2009. The Company was in compliance with all covenants under the Senior Credit Facility as of September 30, 2003 and all subsequent quarters during fiscal 2004, up to and including June 30, 2004.
      In connection with the termination of the Amended Credit Facility, during the first quarter of fiscal 2004, the Company recognized a loss from the write-off of $860 in unamortized financing costs associated with the Amended Credit Facility and recorded $2,164 in financing costs associated with the Senior Credit Facility. Such costs will be amortized over the life of the Senior Credit Facility.
      Effective July 1, 2000, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended, which, among other things, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. For a derivative designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.
      The Company uses derivative instruments to manage exposure to interest rate risks. The Company’s objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of this exposure. Prior to August 25, 2003, the Company was a party to an interest rate swap agreement (the “Prior Swap”) with a notional amount of $12.5 million and a termination date of September 28, 2003. Under the Prior Swap, the Company paid a fixed interest rate of 5.23% per annum and received a LIBOR-based floating rate. In conjunction with the termination of the Prior Swap prior to

NOTES TO FINANCIAL STATEMENTS — (Continued)
maturity, the Company paid $86, which represented the fair value of the swap liability. The $86 was reclassified from other comprehensive income and recognized as a component of the loss on early extinguishment of debt.
      The Prior Swap, which was designated as a cash flow hedge, was deemed to be a highly effective transaction, and accordingly the loss on the derivative instrument was reported as a component of other comprehensive income (loss). For the fiscal years ended June 30, 2004, 2003 and 2002, the Company recorded $43 net of the reclassification adjustment of $86, $300 and $(86), respectively, representing the change in fair value of the Prior Swap, as other comprehensive income.
      In order to reduce the Company’s exposure to increases in Eurodollar rates, and consequently to increases in interest payments, the Company entered into an interest rate swap transaction (the “Swap”) on October 2, 2003, in the amount of $20.0 million (“Notional Amount”) with an effective date of March 15, 2004 and a maturity date of September 15, 2005. Pursuant to the Swap, the Company pays a fixed interest rate of 2.12% per annum and receives a Eurodollar-based floating rate. The effect of the Swap is to neutralize any changes in Eurodollar rates on the Notional Amount. As the Swap was not effective until March 15, 2004 and no cash flows were exchanged prior to that date, the Swap did not meet the requirements to be designated as a cash flow hedge. As such, an unrealized loss of $177 was recognized in the Company’s results of operations for the fiscal year ended June 30, 2004, reflecting the change in fair value of the Swap from inception to the effective date. As of March 15, 2004, the Swap met the requirements to be designated as a cash flow hedge and is deemed a highly effective transaction. Accordingly, the Company recorded $264, representing the change in fair value of the Swap from March 15, 2004 through June 30, 2004, as other comprehensive income.
      The aggregate maturities of long-term debt for each of the five years subsequent to June 30, 2004 are as follows:

Year Ending June 30,

2005	$6,048
2006	9,302
2007	11,557
2008	103
2009	10,000

$37,010

Note 6 — Subordinated Debt
      In October 1997, the Company issued $30.0 million of its 12% Senior Subordinated Promissory Notes (the “1997 Notes”) with interest only payable semi-annually on April 30 and October 31, due October 31, 2004. The 1997 Notes were sold with detachable seven year warrants to purchase an aggregate of 655,738 shares of common stock at an exercise price of $16.40 per share. At the date of issuance, in accordance with APB 14, “Accounting for Convertible Debt and Debt Issued with Purchase Warrants,” the Company allocated proceeds of $29.7 million to the debt and $0.3 million to warrants, with the resulting discount on the debt referred to as the Original Issue Discount. Prior to August 25, 2003, the Original Issue Discount was being amortized as interest expense over the life of the debt, resulting in an effective interest rate on the 1997 Notes of 12.1% per annum. The amount allocated to the warrants was credited to Additional Paid-In Capital. In conjunction with the issuance of the 1997 Notes, the Company was required to meet certain affirmative and negative covenants. In addition, NationsBanc Montgomery Securities, Inc., the placement agent, received a warrant to purchase an aggregate of 30,000 shares of common stock at an exercise price of $14.64 per share which expires on October 31, 2004.

NOTES TO FINANCIAL STATEMENTS — (Continued)
      On May 4, 1999, the Company sold an additional $10.0 million of its 12% Senior Subordinated Promissory Notes (the “1999 Notes”). Except for their October 31, 2005 maturity date, the 1999 Notes were substantially identical to the 1997 Notes described above. The 1999 Notes were sold with detachable 6 1/2 year warrants to purchase an aggregate of 372,892 shares of common stock at an exercise price of $6.65 per share.
      In return for modifying certain financial covenants governing the 1997 Notes, the exercise price of 612,053 of the warrants issued in connection with the 1997 Notes was reduced to $6.65 per share. On May 4, 1999, the trading range of the Company’s common stock was $6.44 to $6.88 per share. To assist with the valuation of the newly issued warrants and the repriced warrants, the Company hired an outside consultant. Utilizing the Black-Scholes Model, the warrants issued with the 1997 Notes were valued at $1.26 per warrant, or an aggregate value of $774, and the warrants issued with the 1999 Notes at $1.47 per warrant, or an aggregate value of $549. Both amounts were recorded as Additional Paid-In Capital, offset by the Original Issue Discount, which is netted against the outstanding balance of the 1997 Notes and 1999 Notes. After giving effect to the amortization of the Original Issue Discount, the effective interest rate on the 1999 Notes was 13.57% per annum.
      During the fiscal year ended June 30, 2002, 65,574 of the warrants issued in connection with the 1997 Notes were exercised and converted into shares of the Company’s common stock. On August 22, 2002, in conjunction with the private placement of 1,663,846 shares of the Company’s common stock (see Note 4), the remaining warrants issued in conjunction with the 1997 Notes and the warrants issued in connection with the 1999 Notes were adjusted pursuant to anti-dilution provisions to provide for the purchase of an additional 21,906 shares of the Company’s common stock. In addition, in fiscal 2004, warrants to purchase 30,831 shares of the Company’s common stock issued in connection with the 1997 Notes and 1999 Notes were exercised pursuant to the cashless exercise provision contained in the warrants. In connection with the cashless exercise, warrants to purchase 50,647 shares of the Company’s common stock were canceled.
      As of December 31, 2002, the Company was in compliance with all of the financial covenants under the 1997 Notes and 1999 Notes. On February 7, 2003, the interest coverage ratio governing the 1997 Notes and 1999 Notes was amended for the quarter ending March 31, 2003 and prospectively. As of March 31, 2003 and June 30, 2003, the Company was in compliance with all of the financial covenants under the 1997 Notes and 1999 Notes.
      On August 25, 2003, concurrently with the closing of the Senior Credit Facility, the Company prepaid the 1997 Notes and 1999 Notes and issued $30.0 million of the Company’s 16.3% Senior Subordinated Notes due February 27, 2009 (the “New Notes”) with interest only payable quarterly in arrears on February  28, May 31, August 31 and November 30 of each year, commencing November 30, 2003. Interest on the New Notes is 12% per annum payable in cash and 4.3% per annum payable “in kind” by adding the amount of such interest to the principal amount of the New Notes then outstanding. Ten year warrants to purchase an aggregate of 425,000 shares of the Company’s common stock at an exercise price of $8.79 per share were issued in connection with the New Notes. Utilizing the Black-Scholes Model, the warrants issued in connection with the New Notes were valued at $3.70 per warrant, or an aggregate value of $1,573. In addition, the maturity date of 665,403 existing warrants, 335,101 due to expire in 2004 and 330,302 due to expire in 2005, was extended to February 2009, resulting in additional value of $1.31 and $0.97 per warrant, respectively, or an aggregate value of $760. At the date of issuance, in accordance with APB 14, “Accounting for Convertible Debt and Debt Issued with Purchase Warrants,” the Company allocated proceeds of $27.7 million to the debt and $2.3 million to the warrants, with the resulting discount on the debt referred to as the Original Issue Discount. The Original Issue Discount is being amortized as interest expense over the life of the debt. In addition, in fiscal 2004, warrants to purchase 75,000 shares of the Company’s common stock issued in connection with the New Notes were exercised for proceeds of $659, recorded as additional paid-in-capital on the Company’s balance sheet as of June 30, 2004. As of

NOTES TO FINANCIAL STATEMENTS — (Continued)
June 30, 2004, warrants to purchase 1,283,484 shares of common stock issued in connection with the 1997 Notes, 1999 Notes and New Notes were outstanding.
      As with the Senior Credit Facility, the Company is required to meet certain affirmative and negative covenants under the New Notes, including but not limited to financial covenants. The Company was in compliance with all covenants under the New Notes as of September 30, 2003 and all subsequent quarters during fiscal 2004, up to and including June 30, 2004.
      In connection with the early repayment of the 1997 Notes and 1999 Notes, during the first quarter of fiscal 2004, the Company recognized a loss of $1,018 attributable to the unamortized financing costs and Original Issue Discount associated with the 1997 Notes and 1999 Notes, and recorded $581 of financing costs associated with the New Notes. Such fees are being amortized over the life of the New Notes. The weighted average effective interest rate of the New Notes, including the amortization of Original Issue Discount, is 18.0%.
Note 7 — Redeemable Preferred Stock
      In May 2000, the Company sold 5,000 shares of its Series A 8% Cumulative Convertible Preferred Stock, no par value (the “Series A Preferred Stock”), for $1,000 per share (the initial “Liquidation Preference”). Cumulative dividends are payable quarterly in arrears at the rate of 8% per annum on the Liquidation Preference, and, to the extent not paid in cash, are added to the Liquidation Preference. Shares of the Series A Preferred Stock may be converted into shares of common stock at any time at a current conversion price of $9.28 per share. In connection with the sale, costs in the amount of $65 were charged to paid-in capital. Effective August 18, 2004, the holder of the Series A Preferred Stock converted its shares into 754,982 shares of common stock.
      In November 2001, the Company sold 2,500 shares of its Series B 8% Cumulative Convertible Preferred Stock, no par value (the “Series B Preferred Stock”), for $1,000 per share (the initial “Liquidation Preference”). Cumulative dividends are payable quarterly in arrears at the rate of 8% per annum on the Liquidation Preference, and, to the extent not paid in cash, are added to the Liquidation Preference. Shares of the Series B Preferred Stock may be converted into shares of common stock at any time at a current conversion price of $12.92 per share.
      During the fiscal years ended June 30, 2004, 2003 and 2002, the carrying amount (and Liquidation Preferences) of the Series A Preferred Stock and Series B Preferred Stock (“Preferred Stock”) was increased by $763, $706 and $586, respectively, for dividends accrued. The Preferred Stock shall be mandatorily redeemed by the Company within 30 days after a Change in Control (as defined) of the Company (the date of such redemption being the “Mandatory Redemption Date”) at an amount equal to the then effective Liquidation Preference plus accrued and unpaid dividends thereon from the last dividend payment date to the Mandatory Redemption Date, plus if the Mandatory Redemption Date is on or prior to the fourth anniversary of the issuance of the Preferred Stock, the amount of any dividends that would have accrued and been payable on the Preferred Stock from the Mandatory Redemption Date through the fourth anniversary date.
      In addition, outstanding shares of Preferred Stock vote on an “as converted basis” with the holders of the common stock as a single class on all matters that the holders of the common stock are entitled to vote upon.
Note 8 — Shareholders’ Equity
      (a) Non-Qualified Stock Options and Warrants
      In May 1997, the Company entered into a supply agreement with the BOC Group, Inc. (“BOC”) by which BOC committed to provide the Company with 100% of its CO2 requirements at competitive prices. In connection with this agreement, the Company granted BOC a warrant to purchase 1,000,000 shares of

NOTES TO FINANCIAL STATEMENTS — (Continued)
its common stock. The warrant was exercisable at $17 per share from May 1, 1999 to May 1, 2002 and thereafter at $20 per share until April 30, 2007. In May 2000, the Company solicited BOC to purchase 1,111,111 shares of its common stock at $9.00 per share. In connection with this purchase of common stock, the outstanding warrant was reduced to 400,000 shares, with an exercise price of $17 per share. On the date of issuance of the common stock, the closing price of the common stock on the Nasdaq National Market was $8.00 per share.
      In January 2001, the Company granted to each non-employee director options for 10,000 shares of common stock. An aggregate of 50,000 options were granted at an exercise price equal to $7.82. In March 2003, the Company granted to each non-employee director options for 6,000 shares of common stock, or an aggregate of 36,000 options at an exercise price of $4.85. In September 2003, the Company granted to two of its non-employee directors options for 22,000 shares of common stock, or an aggregate of 44,000 options at an exercise price of $8.91. In addition, in March 2004, the Company granted a non-employee director options for 6,000 shares of common stock at an exercise price of $16.25. The exercise price for all grants is equal to the average closing price of the common stock on the Nasdaq National Market for the 20 trading days prior to the grant date. All options vest in three to five equal annual installments commencing upon issuance, and have a ten-year term, and as of June 30, 2004 and 2003, options for 58,533 and 37,200 shares, respectively, were exercisable.
      (b) Stock Option Plans
      The Board of Directors of the Company adopted the 1995 Option Plan (the “1995 Plan”). Under the 1995 Plan, the Company has reserved 2,400,000 shares of common stock for employees of the Company. Under the terms of the 1995 Plan, options granted may be either incentive stock options or non-qualified stock options. The exercise price of incentive options shall be at least equal to 100% of the fair market value of the Company’s common stock at the date of the grant, and the exercise price of non-qualified stock options issued to employees may not be less than 75% of the fair market value of the Company’s common stock at the date of the grant. The maximum term for all options is ten years. Options granted to date generally vest in equal annual installments from one to five years, though a limited number of grants were partially vested at the grant date. The weighted-average fair value per share of options granted during the years ended June 30, 2004, 2003 and 2002 was $4.11, $2.41 and $4.78, respectively.
      The following summarizes the transactions pursuant to the 1995 Plan:

		Weighted Average
	Options	Exercise Price
	Outstanding	per Option	Options Exercisable

Outstanding at June 30, 2001	1,170,335	$9.38	581,499
Granted	429,100	12.15
Expired or canceled	(184,625)	10.55
Exercised	(252,360)	9.69

Outstanding at June 30, 2002	1,162,450	10.15	503,072
Granted	326,350	6.87
Expired or canceled	(199,780)	11.36
Exercised	(500)	11.25

Outstanding at June 30, 2003	1,288,520	9.13	640,373
Granted	379,300	15.61
Expired or canceled	(73,288)	12.18
Exercised	(90,009)	10.17

Outstanding at June 30, 2004	1,504,523	$10.55	865,653

NOTES TO FINANCIAL STATEMENTS — (Continued)
      The following table sets forth certain information as of June 30, 2004:

	Options Outstanding			Options Exercisable

	Options	Weighted Average	Weighted Average	Options	Weighted Average
Range of Exercise Prices	Outstanding	Remaining Life	Exercise Price	Exercisable	Exercise Price

$ 0.00 - $ 5.00	149,613	7.76	$4.83	95,261	$4.84
$ 5.01 - $10.00	601,535	6.81	7.56	389,129	7.25
$10.01 - $15.00	569,275	7.33	12.40	335,238	11.98
$15.01 - $20.00	184,100	9.99	19.29	46,025	19.29

	1,504,523	7.49	$10.55	865,653	$9.46

      The Board of Directors of the Company adopted the Directors’ Stock Option Plan (the “Directors’ Plan”). Under the Directors’ Plan, each non-employee director will receive options for 6,000 shares of common stock on the date of his or her first election to the board of directors. In addition, on the third anniversary of each director’s first election to the Board, and on each three year anniversary thereafter, each non-employee director will receive an additional option to purchase 6,000 shares of common stock. The exercise price per share for all options granted under the Directors’ Plan will be equal to the fair market value of the common stock as of the date of grant. All options vest in three equal annual installments beginning on the first anniversary of the date of grant. The maximum term for all options is ten years. The weighted-average fair value per share of options granted during the years ended June 30, 2004, 2003 and 2002 was $3.90, $1.82 and $3.55, respectively.
      The following summarizes the transactions pursuant to the Directors’ Plan:

		Weighted Average
	Options	Exercise Price
	Outstanding	per Option	Options Exercisable

Outstanding at June 30, 2001	48,000	$8.66	22,000
Granted	12,000	11.10

Outstanding at June 30, 2002	60,000	9.15	34,000
Granted	6,000	8.69

Outstanding at June 30, 2003	66,000	9.11	45,997
Granted	24,000	13.71
Exercised	(10,086)	8.63

Outstanding at June 30, 2004	79,914	$10.55	53,994

      The following table sets forth certain information as of June 30, 2004:

	Options Outstanding			Options Exercisable

	Options	Weighted Average	Weighted Average	Options	Weighted Average
Range of Exercise Prices	Outstanding	Remaining Life	Exercise Price	Exercisable	Exercise Price

$ 5.01 - $10.00	36,000	5.15	$7.52	31,998	$7.38
$10.01 - $15.00	31,914	7.16	12.02	18,000	12.27
$15.01 - $20.00	12,000	9.69	15.74	3,996	15.74

	79,914	6.63	$10.55	53,994	$9.63

NOTES TO FINANCIAL STATEMENTS — (Continued)
Note 9 — Earnings per Share
      The Company calculates earnings per share in accordance with the requirements of SFAS No. 128, “Earnings Per Share.” The following table presents the Company’s net income (loss) available to common shareholders and income (loss) per share, basic and diluted (in thousands, except per share amounts):

	Fiscal Year Ended June 30,

	2004	2003	2002

Net income (loss)	$2,180	$(4,939)	$(10,971)
Redeemable preferred stock dividends	(763)	(706)	(586)

Net income (loss) — available to common shareholders	$1,417	$(5,645)	$(11,557)

Weighted average outstanding shares of common stock:
Basic	10,689	10,396	8,742
Diluted	11,822	10,396	8,742
Basic income (loss) per share	$0.13	$(0.54)	$(1.32)

Diluted income (loss) per share	$0.12	$(0.54)	$(1.32)

      The weighted average shares outstanding used to calculate basic and diluted earnings (loss) per share were calculated as follows:

	Fiscal Year Ended June 30,

	2004	2003	2002

Weighted average shares outstanding — basic	10,688,802	10,396,352	8,741,550
Outstanding options and warrants to purchase shares of common stock — remaining shares after assuming repurchase with proceeds from exercise	1,133,033	—	—

Weighted average shares outstanding — diluted	11,821,835	10,396,352	8,741,550

Excluded from calculation of loss per common share:
Outstanding options and warrants to purchase shares of common stock — remaining shares after assuming repurchase with proceeds from exercise	—	287,915	671,155

      During the years ended June 30, 2004, 2003 and 2002, the Company excluded the equivalent shares listed as these options and warrants to purchase common stock were anti-dilutive for these periods. In addition, the Company excluded the effects of the conversion of its outstanding redeemable preferred stock using the “if converted” method, as the effect would be anti-dilutive (Note 7). The Company’s redeemable preferred stock was convertible into 973,104, 910,983 and 841,609 shares of common stock as of June 30, 2004, 2003 and 2002, respectively. Effective August 18, 2004, the holder of the Series A Preferred Stock converted its shares into 754,982 shares of common stock.

NOTES TO FINANCIAL STATEMENTS — (Continued)
      The following table lists options and warrants outstanding as of the periods shown which were not included in the computation of diluted EPS because the options and warrants exercise price was greater than the average market price of the common shares:

	As of June 30,

Range of Exercise Prices	2004	2003	2002

$ 5.01 - $10.00	—	160,370	0
$10.01 - $15.00	112,200	646,087	428,600
$15.01 - $20.00	646,779	444,679	443,715

	758,979	1,251,136	872,315

Note 10 — Income Taxes
      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	As of June 30,

	2004	2003

Deferred tax assets:
Allowance for doubtful accounts	$733	$805
Intangible assets	1,254	1,372
Other	4	4
Net operating loss carryforwards	33,523	34,537

Total gross deferred tax assets	35,514	36,718
Less valuation allowance	(16,044)	(16,975)

Net deferred tax assets	19,470	19,743

Deferred tax liabilities:
Goodwill	(2,042)	(1,510)
Fixed assets	(17,428)	(18,233)

Total gross deferred tax liabilities	(19,470)	(19,743)

Net deferred taxes	$—	$—

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Substantially all of the Company’s deferred tax assets represent the benefit of loss carryforwards that arose prior to fiscal year 2004. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Such items considered are the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Among other matters, realization of the entire deferred tax asset is dependent on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. While the Company attained profitability during fiscal year 2004, based on the available objective evidence and the recent history of losses, management cannot conclude that it is more likely than not that the net deferred tax assets will be fully realizable. Accordingly, the Company has recorded a valuation allowance equal to the amount of its net deferred tax assets. However, as the Company continues to generate future taxable income, the valuation allowance will be reviewed, which could result in a material income tax benefit being recorded in the statement of operations.

NOTES TO FINANCIAL STATEMENTS — (Continued)
      The reconciliation of the U.S. federal statutory tax rate to the Company’s effective tax rate for the year ended June 30, 2004 is as follows:

U.S. federal statutory rate	34.0%
Change in valuation allowance	(40.0)
State income taxes, net	3.7
Nondeductible expenses	5.0
Other	3.4

Effective income tax rate	6.1%

      For the year ended June 30, 2004 the Company’s current provision for income taxes was reduced by $1,014 as the result of the utilization of net operating loss carryforwards.
      At June 30, 2004, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $95.8 million, which expire in varying amounts between 2007 through 2024 as follows:

Years of Expiration

2007 - 2011	$4,946
2012 - 2016	18,733
2017 - 2021	58,928
Thereafter	13,174

$95,781

      During the year ended June 30, 2004, the Company’s valuation allowance was reduced by $931.
Note 11 — Lease Commitments
      The Company leases office equipment, trucks and warehouse/depot and office facilities under operating leases that expire at various dates through June 2012. Primarily all of the leases contain renewal options and escalations for real estate taxes, common charges, etc. Future minimum lease payments under noncancelable operating leases (that have initial noncancelable lease terms in excess of one year) are as follows:

Year Ending June 30,

2005	$4,553
2006	3,910
2007	3,228
2008	2,383
2009	1,540
Thereafter	1,003

$16,617

      Total rental costs under non-cancelable operating leases were approximately $5,336, $5,344 and $5,130 in 2004, 2003 and 2002, respectively.
Note 12 — Concentration of Credit and Business Risks
      The Company’s business activity is with customers located within the United States. For each of the years ended June 30, 2004, 2003 and 2002 the Company’s sales to customers in the food and beverage industry were approximately 95%.

NOTES TO FINANCIAL STATEMENTS — (Continued)
      There were no customers that accounted for greater than 3% of total sales for each of the three years ended June 30, 2004, nor were there any customers that accounted for greater than 5% of total accounts receivable at June 30, 2004 or 2003.
      The Company purchases new bulk CO2 systems from the two major manufacturers of such systems. The inability of either or both of these manufacturers to deliver new systems to the Company could cause a delay in the Company’s ability to fulfill the demand for its services and a possible loss of sales, which could adversely affect operating results.
Note 13 — Commitments and Contingencies
      In May 1997, the Company entered into an exclusive carbon dioxide supply agreement with The BOC Group, Inc. (“BOC”) (See Note 8). The agreement ensures readily available high quality CO2 as well as relatively stable liquid carbon dioxide prices. Pursuant to the agreement, the Company purchases virtually all of its liquid CO2 requirements from BOC. The agreement contains annual adjustments over the prior contract year for an increase or decrease in the Producer Price Index for Chemical and Allied Products (“PPI”) or the average percentage increase in the selling price of bulk merchant carbon dioxide purchased by BOC’s large, multi-location beverage customers in the United States.
      The Company is a defendant in legal actions which arise in the normal course of business. In the opinion of management, the outcome of these matters will not have a material effect on the Company’s financial position or results of operations.
Note 14 — Related Party Transactions
      Robert L. Frome, a Director of the Company, is a member of the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP, which law firm has been retained by the Company. Fees paid by the Company to such law firm during fiscal 2004, 2003 and 2002, were $117, $184, and $140, respectively.
      In connection with the Refinancing described in Note 6, 55,000 of the ten year warrants to purchase an aggregate of 425,000 shares of the Company’s common stock at an exercise price of $8.79 per share were issued to Craig L. Burr, a Director of the Company, and one of the purchasers of the New Notes, an affiliate of Mr. Burr’s. Such warrants were exercised in May 2004.
      In connection with the Refinancing described in Note 6, 250,000 of the ten year warrants to purchase an aggregate of 425,000 shares of the Company’s common stock at an exercise price of $8.79 per share were issued to affiliates of J.P. Morgan Partners (BHCA), L.P., purchasers of a portion of the New Notes. In addition, the expiration date of warrants to purchase an aggregate of 665,403 shares of the Company’s common stock at an exercise price of $6.65 per share previously issued to J.P. Morgan Partners (BHCA), L.P. in connection with the 1997 Notes and 1999 Notes was extended until February 27, 2009 (See Note 6). Richard D. Waters, Jr., a Director of the Company, is an affiliate of J.P. Morgan Partners (BHCA), L.P.
Note 15 — Disclosures About Fair Value of Financial Instruments
      The following methods and assumptions were used to estimate the fair value of each class of financial instruments.
      (a) Cash and cash equivalents, accounts receivable and accounts payable and accrued expenses
      The carrying amounts approximate fair value due to the short maturity of these instruments.
      (b) Long-term and subordinated debt
      The fair value of the Company’s long-term and subordinated debt has been estimated based on the current rates offered to the Company for debt of the same remaining maturities.

NOTES TO FINANCIAL STATEMENTS — (Continued)
      The carrying amounts and fair values of the Company’s financial instruments are as follows:

	As of June 30,

	2004	2003

Cash and cash equivalents	$505	$455
Accounts receivable	6,141	6,217
Accounts payable and accrued expenses	7,996	7,603
Long-term debt, including current maturities	37,010	30,953
Subordinated debt	29,163	39,576
Fair value of swap — asset/(liability)	87	(129)
Note 16 — Selected Quarterly Financial Data (unaudited)

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter

	2004	2003	2004	2003	2004	2003	2004	2003

Total revenues(a)	$20,238	$18,678	$19,454	$18,101	$20,072	$18,340	$21,072	$19,290
Gross profit(a)	10,784	9,535	10,688	9,390	11,084	9,591	12,052	10,333
Operating income (loss)	2,442	(118)	2,824	(384)	3,229	1,046	3,915	2,004
Net income (loss)(a)(b)	(1,419)	(2,110)	774	(2,314)	1,072	(777)	1,753	262
Earnings (loss) per share:
Basic	$(0.15)	$(0.24)	$0.05	$(0.23)	$0.08	$(0.09)	$0.14	$0.01
Diluted	$(0.15)	$(0.24)	$0.05	$(0.23)	$0.07	$(0.09)	$0.13	$0.01

(a)	As discussed in Note 1(j), the Company elected to apply EITF 00-21 retroactively to all budget plan agreements in existence as of July 1, 2003. While the adoption of EITF 00-21 would have had no material effect on aggregate revenues and net loss for the years ended June 30, 2003 and 2002, had the EITF been applied retroactively the effect of adopting EITF 00-21 in the manner described in Note 1(j) prior to July 1, 2003, would have resulted in a change in revenues, gross profit, operating income, net loss and loss per share during the quarterly periods presented above. Solely for comparative purposes, the following table presents the Company’s quarterly results of operations to reflect the impact of EITF 00-21 during the periods presented:

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter

	2004	2003	2004	2003	2004	2003	2004	2003

Total revenues	$20,238	$19,085	$19,454	$17,944	$20,072	$18,035	$21,072	$19,345
Gross profit	10,784	9,942	10,688	9,233	11,084	9,286	12,052	10,388
Operating income (loss)	2,442	289	2,824	(541)	3,229	741	3,915	2,059
Net income (loss)	(1,419)	(1,703)	774	(2,471)	1,072	(1,082)	1,753	317
Earnings (loss) per share:
Basic	$(0.15)	$(0.19)	$0.05	$(0.25)	$0.08	$(0.12)	$0.14	$0.02
Diluted	$(0.15)	$(0.19)	$0.05	$(0.25)	$0.07	$(0.12)	$0.13	$0.02

(b)	Per common share amounts for the quarters have each been calculated separately. Accordingly, quarterly amounts may not add to total year earnings per share because of differences in the average common shares outstanding during each period.

NUCO2 INC.
Schedule II
Valuation and Qualifying Accounts

	Column B	Column C — Additions		Column D	Column E

	Balance at	Charge to
	Beginning of	Costs and	Charged to		Balance at
	Period	Expenses	Other Accounts	Deductions	End of Period

	In thousands
Year ended June 30, 2002 Allowance for doubtful accounts	$2,506	$2,753	$—	$2,174	$3,085
Year ended June 30, 2003 Allowance for doubtful accounts	$3,085	$860	$—	$1,646	$2,299
Year ended June 30, 2004 Allowance for doubtful accounts	$2,299	$316	$—	$520	$2,095

NUCO2 INC.
BALANCE SHEETS

	December 31, 2004	June 30, 2004*

	(Unaudited)
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$48	$505
Trade accounts receivable, net of allowance for doubtful accounts of $2,068 and $2,095, respectively	8,952	6,141
Inventories	258	226
Prepaid insurance expense and deposits	2,840	2,193
Prepaid expenses and other current assets	1,201	719

Total current assets	13,299	9,784

Property and equipment, net	100,415	92,969

Other assets:
Goodwill, net	21,871	19,222
Deferred financing costs, net	2,634	2,178
Customer lists, net	5,667	41
Non-competition agreements, net	1,066	703
Deferred lease acquisition costs, net	3,798	3,458
Other assets	174	181

	35,210	25,783

Total assets	$148,924	$128,536

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$7,709	$6,048
Accounts payable	5,484	4,579
Accrued expenses	1,413	1,840
Accrued interest	477	440
Accrued payroll	418	1,137
Other current liabilities	413	343

Total current liabilities	15,914	14,387
Long-term debt, excluding current maturities	43,046	30,962
Subordinated debt	30,047	29,163
Customer deposits	3,436	3,247

Total liabilities	92,443	77,759

Commitments and contingencies
Redeemable preferred stock	—	10,021

Shareholders’ equity:
Preferred stock; no par value; 5,000,000 shares authorized; issued and outstanding 0 shares at December 31, 2004 and 7,500 shares at June 30, 2004	—	—
Common stock; par value $.001 per share; 30,000,000 shares authorized; issued and outstanding 12,755,431 shares at December 31, 2004 and 10,840,831 shares at June 30, 2004	13	11
Additional paid-in capital	107,594	96,185
Accumulated deficit	(51,413)	(55,704)
Accumulated other comprehensive income	287	264

Total shareholders’ equity	56,481	40,756

Total liabilities and shareholders’ equity	$148,924	$128,536

*	Restated to conform to current year presentation.
See accompanying notes to financial statements.

NUCO2 INC.
STATEMENTS OF OPERATIONS

	Three Months Ended
	December 31,

	2004	2003*

	(In thousands, except
	per share amounts)
	(Unaudited)
Revenues:
Product sales	$15,596	$11,646
Equipment rentals	9,084	7,808

Total revenues	24,680	19,454

Costs and expenses:
Cost of products sold, excluding depreciation and amortization	10,064	8,385
Cost of equipment rentals, excluding depreciation and amortization	567	381
Selling, general and administrative expenses	4,639	3,767
Depreciation and amortization	4,197	3,793
Loss on asset disposals	496	304

	19,963	16,630

Operating income	4,717	2,824
Interest expense	2,228	2,050

Income before income taxes	2,489	774
Provision for income taxes	52	—

Net income	$2,437	$774

Weighted average outstanding shares of common stock:
Basic	11,998	10,653

Diluted	13,578	11,655

Net income per basic share	$0.20	$0.05

Net income per diluted share	$0.18	$0.05

*	Restated to conform to current year presentation.
See accompanying notes to financial statements.

NUCO2 INC.
STATEMENTS OF OPERATIONS

	Six Months Ended
	December 31,

	2004	2003*

	(In thousands, except
	per share amounts)
	(Unaudited)
Revenues:
Product sales	$29,141	$24,215
Equipment rentals	17,420	15,477

Total revenues	46,561	39,692

Costs and expenses:
Cost of products sold, excluding depreciation and amortization	19,471	17,011
Cost of equipment rentals, excluding depreciation and amortization	1,120	1,209
Selling, general and administrative expenses	8,711	7,782
Depreciation and amortization	7,937	7,705
Loss on asset disposals	657	719

	37,896	34,426

Operating income	8,665	5,266
Loss on early extinguishment of debt	—	1,964
Interest expense	4,268	3,947

Income (loss) before income taxes	4,397	(645)
Provision for income taxes	106	—

Net income (loss)	$4,291	$(645)

Weighted average outstanding shares of common stock:
Basic	11,599	10,643

Diluted	13,171	10,643

Net income (loss) per basic share	$0.35	$(0.10)

Net income (loss) per diluted share	$0.31	$(0.10)

*	Restated to conform to current year presentation.
See accompanying notes to financial statements.

NUCO2 INC.
STATEMENT OF SHAREHOLDERS’ EQUITY

					Accumulated
	Common Stock		Additional		Other	Total
			Paid-In	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Income	Equity

	(In thousands, except share amounts)
	(Unaudited)
Balance, June 30, 2004	10,840,831	$11	$96,185	$(55,704)	$264	$40,756
Comprehensive income:
Net income	—	—	—	4,291	—	4,291
Other comprehensive income:
Interest rate swap transaction	—	—	—	—	23	23

Total comprehensive income						4,314
Conversion of 5,000 shares of Redeemable Preferred Stock	754,982	1	7,005	—	—	7,006
Conversion of 2,500 shares of Redeemable Preferred Stock	247,420	—	3,196	—	—	3,196
Issuance of 831,936 shares of common stock — exercise of warrants	831,936	1	742	—	—	743
Issuance of 80,262 shares of common stock — exercise of options	80,262	—	648	—	—	648
Redeemable preferred stock dividend	—	—	(182)	—	—	(182)

Balance, December 31, 2004	12,755,431	$13	$107,594	$(51,413)	$287	$56,481

See accompanying notes to financial statements.

NUCO2 INC.
STATEMENTS OF CASH FLOWS

	Six Months Ended
	December 31,

	2004	2003*

	(In thousands)
	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$4,291	$(645)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	6,682	6,690
Amortization of other assets	1,254	1,015
Amortization of original issue discount	212	193
Paid-in-kind interest	672	449
Loss on disposals	657	719
Loss on early extinguishment of debt	—	1,964
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade accounts receivable	(2,812)	(541)
Inventories	(32)	(27)
Prepaid insurance expense and deposits	(647)	(976)
Prepaid expenses and other current assets	(482)	(289)
Increase (decrease) in:
Accounts payable	905	(620)
Accrued expenses	(372)	431
Accrued payroll	(719)	(899)
Accrued interest	61	71
Other current liabilities	69	(34)
Customer deposits	189	(109)

Net cash provided by operating activities	9,928	7,392

Cash flows from investing activities:
Purchase of property and equipment	(8,064)	(6,924)
Increase in deferred lease acquisition costs	(925)	(767)
Acquisition of business	(15,722)	—
Decrease in other assets	9	7

Net cash used in investing activities	(24,702)	(7,684)

Cash flows from financing activities:
Repayment of long-term debt	(9,005)	(75,322)
Proceeds from issuance of long-term debt	22,750	78,000
Exercise of warrants	743	—
Exercise of stock options	649	104
Increase in deferred financing costs	(820)	(2,743)

Net cash provided by financing activities	14,317	39

Decrease in cash and cash equivalents	(457)	(253)
Cash and cash equivalents at the beginning of period	505	455

Cash and cash equivalents at the end of period	$48	$202

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$3,324	$3,147

Income taxes	$96	$—

*	Restated to conform to current year presentation.
See accompanying notes to financial statements.

NUCO2 INC.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

Note 1.	Basis of Presentation
      The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-Q used for quarterly reports under Section 13 or 15 (d) of the Securities Exchange Act of 1934, and therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.
      The financial information included in this report has been prepared in conformity with the accounting principles and methods of applying those accounting principles, reflected in the Company’s audited financial statements for the fiscal year ended June 30, 2004 included in Form 10-K filed with the Securities and Exchange Commission.
      All adjustments necessary for a fair statement of the results for the interim periods presented have been recorded. This quarterly report on Form  10-Q should be read in conjunction with the Company’s audited financial statements for the fiscal year ended June 30, 2004. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full fiscal year. As a result of the adoption of EITF 00-21 (see Note 2), the Company anticipates that reported revenue will fluctuate on a quarterly basis due to seasonal variations. Based on historical data and expected trends, the Company anticipates that revenue from the delivery of CO2will be highest in the first quarter and lowest in the third quarter.

Note 2.	Accounting Pronouncements
      On July 1, 2003, the Company adopted EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. The Company’s bulk CO2 budget plan agreements provide for a fixed monthly payment to cover the use of a bulk CO2 system and a predetermined maximum quantity of CO2. As of December 31, 2004, approximately 61,000 of the Company’s customer locations utilized this plan. Prior to July 1, 2003, the Company, as lessor, recognized revenue under its budget plan agreements on a straight-line basis over the life of the related leases. The Company developed a methodology for the purpose of separating the aggregate revenue stream between the rental of the equipment and the sale of the CO2. Effective July 1, 2003, revenue attributable to the lease of equipment, including equipment leased under the budget plan, is recorded on a straight-line basis over the term of the lease and revenue attributable to the supply of CO2 and other gases, including CO2 provided under the budget plan, is recorded upon delivery to the customer.
      The Company has elected to apply EITF 00-21 retroactively to all budget plan agreements in existence as of July 1, 2003. Based on the Company’s analysis, the aggregate amount of CO2 actually delivered under budget plans during the quarter ended June 30, 2003 is not materially different than the corresponding portion of the fixed charges attributable to CO2. Accordingly, the Company believes the cumulative effect of the adoption of EITF 00-21 as of July 1, 2003 is not significant.
      Under the budget plan, each customer has a maximum CO2 allowance that is measured and reset on the contract anniversary date. At that date, it is appropriate to record revenue for actual deliveries of CO2 in excess of contract billings. Because of the large number of customers under the budget plan and the fact that the anniversary dates for determining maximum quantities are spread throughout the year, the Company’s methodology necessarily involves the use of estimates and assumptions to separate the aggregate revenue stream derived from equipment rentals to budget plan customers, and also to approximate the recognition of revenue from CO2 sales to budget plan customers upon delivery. The Company believes that the adoption of EITF 00-21 has the most impact on the recognition of revenue on

NOTES TO FINANCIAL STATEMENTS — (Continued)
a quarterly basis as CO2 usage fluctuates during a fiscal year based on factors such as weather, and traditional summer and holiday periods. Over a twelve-month period, the Company believes the effect is less significant since seasonal variations are largely eliminated and CO2 allowances under budget plan agreements are measured and reset annually.
      In December 2003, the Financial Accounting Standards Board (“FASB”) revised FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” Application of FASB Interpretation No. 46 is required in a company’s financial statements for interests in variable interest entities that are considered special-purpose entities for reporting periods ending after March 15, 2004. FASB Interpretation No. 46 did not affect the Company’s financial position, results of operations, or cash flows.
      In December 2003, the FASB revised SFAS No. 132, “Employer Disclosures about Pensions and Other Postretirement Benefits” (“SFAS 132”). SFAS 132 requires additional disclosures regarding the assets, obligations, cash flows, and net periodic benefit cost of defined benefit plans and other defined benefit postretirement plans. SFAS 132 requires that this information be provided separately for pension plans and other postretirement benefit plans. The adoption of the revised SFAS No. 132, effective January 1, 2004, did not affect the Company’s financial position, results of operations, or cash flows.
      In December 2004, the FASB revised SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123-R”). SFAS 123-R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. SFAS 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair value and vesting schedule. However, SFAS 123-R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” The Company will adopt SFAS 123-R effective with the fiscal quarter beginning July 1, 2005, at which time, pro forma disclosure of net income and earnings per share as provided in Note 7, will no longer be an alternative to recognition in the statement of operations.

Note 3.	Earnings (Loss) per Common Share
      The Company calculates earnings per share in accordance with the requirements of SFAS No. 128, “Earnings Per Share.” The weighted average shares outstanding used to calculate basic and diluted earnings (loss) per share were calculated as follows (in thousands):

	Three Months		Six Months
	Ended		Ended
	December 31,		December 31,

	2004	2003	2004	2003

Weighted average shares outstanding — basic	11,998	10,653	11,599	10,643
Outstanding options and warrants to purchase shares of common stock — remaining shares after assuming repurchase with proceeds from exercise	1,580	1,002	1,572	—

Weighted average shares outstanding — diluted	13,578	11,655	13,171	10,643

      The Company excluded the equivalent of 749,109 shares of common stock for the six months ended December 31, 2003, as these options and warrants to purchase common stock were anti-dilutive for that period. In addition, the Company excluded the effects of the conversion of its outstanding redeemable preferred stock using the “if converted” method, as the effect would be anti-dilutive for all periods presented (Note 6). The Company’s redeemable preferred stock was convertible into 935,317 shares of common stock as of December 31, 2003.

NOTES TO FINANCIAL STATEMENTS — (Continued)
      In August 2004, 5,000 shares of the Company’s redeemable preferred stock were converted into 754,982 shares of common stock. The remaining 2,500 shares of redeemable preferred stock were converted into 247,420 shares of common stock in December 2004 (see Note 6).
      The following table presents the Company’s net income (loss) available to common shareholders and income (loss) per share, basic and diluted (in thousands, except per share amounts):

	Three Months		Six Months
	Ended		Ended
	December 31,		December 31,

	2004	2003	2004	2003

Net income (loss)	$2,437	$774	$4,291	$(645)
Redeemable preferred stock dividends	(47)	(189)	(182)	(374)

Net income (loss)-available to common shareholders	$2,390	$585	$4,109	$(1,019)

Weighted average outstanding shares of common stock:
Basic	11,998	10,653	11,599	10,643
Diluted	13,578	11,655	13,171	10,643
Basic income (loss) per share	$0.20	$0.05	$0.35	$(0.10)

Diluted income (loss) per share	$0.18	$0.05	$0.31	$(0.10)

Note 4.	Long-Term Debt
      In September 2001, the Company entered into a $60.0 million second amended and restated revolving credit facility with a syndicate of banks (“Amended Credit Facility”). The Amended Credit Facility contained interest rates and an unused commitment fee based on a pricing grid calculated quarterly on total debt to annualized EBITDA (as defined). The Company was entitled to select the Base Rate (as defined) or LIBOR (as defined), plus applicable margin, for principal drawings under the Amended Credit Facility. Interest only was payable periodically until the termination of the Amended Credit Facility. The Amended Credit Facility was collateralized by substantially all of the Company’s assets. Additionally, the Company was precluded from declaring or paying any cash dividends, except the Company was permitted to accrue and accumulate, but not pay, cash dividends on the redeemable preferred stock. The Company was also required to meet certain affirmative and negative covenants including, but not limited to, financial covenants.
      Prior to June 30, 2002, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended March 31, 2002 and prospectively, and non-compliance with the minimum EBITDA covenant for the three months ended March 31, 2002 was waived. As of June 30, 2002, the Company was not in compliance with certain of its financial covenants. On September  27, 2002, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended June 30, 2002, and prospectively, and the maturity of the Amended Credit Facility was extended to November 17, 2003. As of September 30, 2002, the Company was in compliance with all of the financial covenants under the Amended Credit Facility. On February 7, 2003, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended December 31, 2002 and prospectively, non-compliance with the minimum EBITDA covenant for the three months ended December 31, 2002 was waived, the maturity of the Amended Credit Facility was extended to April 29, 2004, and the Amended Credit Facility was reduced to $45.0 million. As of March 31, 2003 and June 30, 2003, the Company was in compliance with all of the financial covenants under the Amended Credit Facility.
      On August 25, 2003, the Company terminated the Amended Credit Facility and entered into a $50.0 million senior credit facility with a syndicate of banks (the “Senior Credit Facility”). The Senior

NOTES TO FINANCIAL STATEMENTS — (Continued)
Credit Facility initially consisted of a $30.0 million A term loan facility (the “A Term Loan”), a $10.0 million B term loan facility (the “B Term Loan”), and a $10.0 million revolving loan facility (the “Revolving Loan Facility”). On October 1, 2004, the Senior Credit Facility was amended to, among other things, increase the B Term Loan to $23.0 million and to modify certain financial covenants. The A Term Loan and Revolving Loan Facility mature on August 25, 2007, while the B Term Loan matures on August 25, 2008. The Company is entitled to select either Eurodollar Loans (as defined) or Base Rate Loans (as defined), plus applicable margin, for principal borrowings under the Senior Credit Facility. Applicable margin is determined by a pricing grid based on the Company’s Consolidated Total Leverage Ratio (as defined) as follows:

		A Term	B Term	Revolving	A Term	B Term	Revolving
		Loans	Loans	Loans	Loans	Loans	Loans
	Consolidated	Maintained as	Maintained as	Maintained as	Maintained as	Maintained as	Maintained as
	Total Leverage	Base Rate	Base Rate	Base Rate	Eurodollar	Eurodollar	Eurodollar
Level	Ratio	Loans	Loans	Loans	Loans	Loans	Loans

1	Less than 2.50:1.00	2.50%	2.75%	2.50%	3.50%	3.75%	3.50%
2	Greater than or equal to 2.50:1.00 but less than 3.00:1.00	2.75%	3.00%	2.75%	3.75%	4.00%	3.75%
3	Greater than or equal to 3.00:1.00	3.00%	3.25%	3.00%	4.00%	4.25%	4.00%
      However, from October 1, 2004 until delivery to the lenders of the Company’s financial statements for the quarter ending December 31, 2004, Level 2 pricing applies. Interest is payable periodically on borrowings under the Senior Credit Facility. In addition, on December 31, 2003 and on the last day of each quarter thereafter, the Company is required to make principal repayments on the A Term Loan in increasing amounts and on December 31, 2004 and on the last day of each quarter thereafter, the Company is required to make principal payments on the B Term Loan in the amount of $57,500 until August 25, 2008 when the Company is required to make a payment in the amount of $22,137,500. The Senior Credit Facility is collateralized by all of the Company’s assets. Additionally, the Company is precluded from declaring or paying any cash dividends, except it may accrue and accumulate, but not pay, cash dividends on its outstanding redeemable preferred stock. As of December 31, 2004, $24.0 million was outstanding under the A Term Loan, $22.9 million was outstanding under the B Term Loan and $3.7 million was outstanding under the Revolving Loan Facility with a weighted average interest rate of 6.3% per annum.
      The Company is also required to meet certain affirmative and negative covenants, including but not limited to financial covenants. The Company is required to assess its compliance with these financial covenants under the Senior Credit Facility on a quarterly basis. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined), which represents earnings before interest, taxes, depreciation and amortization, as further modified by certain defined adjustments. The failure to meet these covenants, absent a waiver or amendment, would place the Company in default and cause the debt outstanding under the Senior Credit Facility to immediately become due and payable. The Senior Credit Facility also includes certain cross-default provisions to the Company’s 16.3% Senior Subordinated Notes due February 27, 2009. The Company was in compliance with all covenants under the Senior Credit Facility as of September 30, 2003 and all subsequent quarters up to and including December 31, 2004.
      In connection with the termination of the Amended Credit Facility, during the first quarter of fiscal 2004, the Company recognized a loss from the write-off of $0.9 million in unamortized financing costs associated with the Amended Credit Facility and recorded $2.2 million in financing costs associated with the Senior Credit Facility. Such costs will be amortized over the life of the Senior Credit Facility.

NOTES TO FINANCIAL STATEMENTS — (Continued)
      Effective July 1, 2000, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended, which, among other things, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. For a derivative designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.
      The Company uses derivative instruments to manage exposure to interest rate risks. The Company’s objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of this exposure. Prior to August 25, 2003, the Company was a party to an interest rate swap agreement (the “Prior Swap”) with a notional amount of $12.5 million and a termination date of September 28, 2003. Under the Prior Swap, the Company paid a fixed interest rate of 5.23% per annum and received a LIBOR-based floating rate. In conjunction with the termination of the Prior Swap prior to maturity, the Company paid $86,000, which represented the fair value of the swap liability. The $86,000 was reclassified from other comprehensive income and recognized as a component of the loss on early extinguishment of debt.
      The Prior Swap, which was designated as a cash flow hedge, was deemed to be a highly effective transaction, and accordingly the loss on the derivative instrument was reported as a component of other comprehensive income (loss). Prior to termination of the Prior Swap in August 2003, the Company recorded $43,000, net of the reclassification adjustment of $86,000, representing the change in fair value of the Prior Swap, as other comprehensive income.
      In order to reduce the Company’s exposure to increases in Eurodollar rates, and consequently to increases in interest payments, the Company entered into an interest rate swap transaction (the “Swap”) on October 2, 2003, in the amount of $20.0 million (“Notional Amount”) with an effective date of March 15, 2004 and a maturity date of September 15, 2005. Pursuant to the Swap, the Company pays a fixed interest rate of 2.12% per annum and receives a Eurodollar-based floating rate. The effect of the Swap is to neutralize any changes in Eurodollar rates on the Notional Amount. As the Swap was not effective until March 15, 2004 and no cash flows were exchanged prior to that date, the Swap did not meet the requirements to be designated as a cash flow hedge. As such, an unrealized loss of $177,000 was recognized in the Company’s results of operations for the fiscal year ended June 30, 2004, reflecting the change in fair value of the Swap from inception to the effective date. As of March 15, 2004, the Swap met the requirements to be designated as a cash flow hedge and is deemed a highly effective transaction. Accordingly, the Company recorded $264,000, representing the change in fair value of the Swap from March  15, 2004 through June 30, 2004, as other comprehensive income. The fair value of the Swap increased by $23,000 during the first six months of fiscal 2005 to $110,000.

Note 5.	Subordinated Debt
      In October 1997, the Company issued $30.0 million of its 12% Senior Subordinated Promissory Notes (the “1997 Notes”) with interest only payable semi-annually on April 30 and October 31, due October 31, 2004. The 1997 Notes were sold with detachable seven year warrants to purchase an aggregate of 655,738 shares of common stock at an exercise price of $16.40 per share. At the date of issuance, in accordance with APB 14, “Accounting for Convertible Debt and Debt Issued with Purchase Warrants,” the Company allocated proceeds of $29.7 million to the debt and $0.3 million to warrants, with the resulting discount on the debt referred to as the original issue discount. Prior to August 25, 2003, the original issue discount was being amortized as interest expense over the life of the debt, resulting in an effective interest rate on the 1997 Notes of 12.1% per annum. The amount allocated to the warrants was credited to additional paid-in capital. In conjunction with the issuance of the 1997 Notes, the Company was required to meet certain affirmative and negative covenants. In addition, NationsBanc Montgomery Securities, Inc.,

NOTES TO FINANCIAL STATEMENTS — (Continued)
the placement agent, received a warrant to purchase an aggregate of 30,000 shares of common stock at an exercise price of $14.64 per share.
      On May 4, 1999, the Company sold an additional $10.0 million of its 12% Senior Subordinated Promissory Notes (the “1999 Notes”). Except for their October 31, 2005 maturity date, the 1999 Notes were substantially identical to the 1997 Notes described above. The 1999 Notes were sold with detachable 6 1/2 year warrants to purchase an aggregate of 372,892 shares of common stock at an exercise price of $6.65 per share.
      In return for modifying certain financial covenants governing the 1997 Notes, the exercise price of 612,053 of the warrants issued in connection with the 1997 Notes was reduced to $6.65 per share. On May 4, 1999, the trading range of the Company’s common stock was $6.44 to $6.88 per share. To assist with the valuation of the newly issued warrants and the repriced warrants, the Company hired an outside consultant. Utilizing the Black-Scholes Model, the warrants issued with the 1997 Notes were valued at $1.26 per warrant, or an aggregate value of $773,702 and the warrants issued with the 1999 Notes at $1.47 per warrant, or an aggregate value of $549,032. Both amounts were recorded as additional paid-in capital, offset by the original issue discount, which is netted against the outstanding balance of the 1997 Notes and 1999 Notes. After giving effect to the amortization of the original issue discount, the effective interest rate on the 1999 Notes was 13.57% per annum.
      As of December 31, 2002, the Company was in compliance with all of the financial covenants under the 1997 Notes and 1999 Notes. On February 7, 2003, the interest coverage ratio governing the 1997 Notes and 1999 Notes was amended for the quarter ending March 31, 2003 and prospectively. As of March 31, 2003 and June 30, 2003, the Company was in compliance with all of the financial covenants under the 1997 Notes and 1999 Notes.
      On August 25, 2003, concurrently with the closing of the Senior Credit Facility, the Company prepaid the 1997 Notes and 1999 Notes and issued $30.0 million of the Company’s 16.3% Senior Subordinated Notes due February 27, 2009 (the “New Notes”) with interest only payable quarterly in arrears on February  28, May 31, August 31 and November 30 of each year, commencing November 30, 2003. Interest on the New Notes is 12% per annum payable in cash and 4.3% per annum payable “in kind” by adding the amount of such interest to the principal amount of the New Notes then outstanding. Ten year warrants to purchase an aggregate of 425,000 shares of the Company’s common stock at an exercise price of $8.79 per share were issued in connection with the New Notes. Utilizing the Black-Scholes Model, the warrants issued in connection with the New Notes were valued at $3.70 per warrant, or an aggregate value of $1,573,000. In addition, the maturity date of 665,403 existing warrants, 335,101 due to expire in 2004 and 330,302 due to expire in 2005, was extended to February 2009, resulting in additional value of $1.31 and $0.97 per warrant, respectively, or an aggregate value of $760,090. At the date of issuance, in accordance with APB 14, “Accounting for Convertible Debt and Debt Issued with Purchase Warrants,” the Company allocated proceeds of $27.7 million to the debt and $2.3 million to the warrants, with the resulting discount on the debt referred to as the original issue discount. The original issue discount is being amortized as interest expense over the life of the debt.
      In addition, in fiscal 2004 warrants to purchase 75,000 shares of the Company’s common stock issued in connection with the New Notes were exercised for proceeds of $659,250, recorded as additional paid-in-capital on the Company’s balance sheet as of June 30, 2004.
      During the fiscal year ended June 30, 2002, 65,574 of the warrants issued in connection with the 1997 Notes were exercised and converted into shares of the Company’s common stock. On August 22, 2002, in conjunction with the private placement of 1,663,846 shares of the Company’s common stock, the remaining warrants issued in conjunction with the 1997 Notes and the warrants issued in connection with the 1999 Notes were adjusted pursuant to anti-dilution provisions to provide for the purchase of an additional 21,906 shares of the Company’s common stock. During fiscal 2004, warrants to purchase 30,831 shares of the Company’s common stock issued in connection with the 1997 Notes and

NOTES TO FINANCIAL STATEMENTS — (Continued)
1999 Notes were exercised pursuant to the cashless exercise provision contained in the warrants. In connection with the cashless exercise, warrants to purchase 50,647 shares of the Company’s common stock were canceled. In addition, during the first six months of fiscal 2005, warrants to purchase 831,936 shares of the Company’s common stock issued in connection with the 1997 Notes, 1999 Notes and New Notes were exercised for proceeds of $742,812. In connection with these cashless exercises, warrants to purchase 306,869 shares of the Company’s common stock were canceled. As of December 31, 2004, warrants to purchase 100,000 shares of common stock issued in connection with the New Notes were outstanding and no warrants issued in connection with the 1997 Notes or 1999 Notes were outstanding.
      As with the Senior Credit Facility, the Company is required to meet certain affirmative and negative covenants under the New Notes, including but not limited to financial covenants. In conjunction with the modification of the Senior Credit Facility on October 1, 2004, certain financial covenants of the New Notes were modified. The Company was in compliance with all covenants under the New Notes as of September 30, 2003 and all subsequent quarters up to and including the quarter ended December 31, 2004.
      In connection with the early repayment of the 1997 Notes and 1999 Notes during the first quarter of fiscal 2004, the Company recognized a loss of $1.0 million attributable to the unamortized financing costs and original issue discount associated with the 1997 Notes and 1999 Notes, and recorded $0.6 million of financing costs associated with the New Notes. Such fees are being amortized over the life of the New Notes. The weighted average effective interest rate of the New Notes, including the amortization of original issue discount, is 18.0% per annum.

Note 6.	Redeemable Preferred Stock
      In May 2000, the Company sold 5,000 shares of its Series A 8% Cumulative Convertible Preferred Stock, no par value (the “Series A Preferred Stock”), for $1,000 per share (the initial “Liquidation Preference”). Cumulative dividends were payable quarterly in arrears at the rate of 8% per annum on the Liquidation Preference, and, to the extent not paid in cash, were added to the Liquidation Preference. Shares of the Series A Preferred Stock were convertible into shares of common stock at any time at a conversion price of $9.28 per share. In connection with the sale, costs in the amount of $65,000 were charged to additional paid-in capital. In August 2004, the holder of the Series A Preferred Stock converted its shares into 754,982 shares of common stock, and $7,006,241, representing the Liquidation Preference, was reclassified to common stock and additional paid-in capital on the Company’s balance sheet.
      In November 2001, the Company sold 2,500 shares of its Series B 8% Cumulative Convertible Preferred Stock, no par value (the “Series B Preferred Stock”), for $1,000 per share (the initial “Liquidation Preference”). Cumulative dividends were payable quarterly in arrears at the rate of 8% per annum on the Liquidation Preference, and, to the extent not paid in cash, were added to the Liquidation Preference. Shares of the Series B Preferred Stock were convertible into shares of common stock at any time at a conversion price of $12.92 per share. In December 2004, the holder of the Series B Preferred Stock converted its shares into 247,420 shares of common stock, and $3,196,674, representing the Liquidation Preference, was reclassified to common stock and additional paid-in capital on the Company’s balance sheet.
      During the six months ended December 31, 2004 and 2003, the carrying amount (and Liquidation Preferences) of the Series A Preferred Stock and Series B Preferred Stock (“Preferred Stock”) was increased by $182,000 and $374,000, respectively, for dividends accrued.

Note 7.	Stock Option Plans
      The Board of Directors of the Company adopted the 1995 Stock Option Plan (the “1995 Plan”). Under the 1995 Plan, the Company has reserved 2,400,000 shares of common stock for employees of the

NOTES TO FINANCIAL STATEMENTS — (Continued)
Company. Under the terms of the 1995 Plan, options granted may be either incentive stock options or non-qualified stock options. The exercise price of incentive options shall be at least equal to 100% of the fair market value of the Company’s common stock at the date of the grant, and the exercise price of non-qualified stock options issued to employees may not be less than 75% of the fair market value of the Company’s common stock at the date of the grant. The maximum term for all options is ten years. Options granted to date generally vest in equal annual installments from one to five years, though a limited number of grants were partially vested at the grant date. The weighted-average fair value per share of options granted during the six months ended December 31, 2004 and 2003 was $5.70 and $3.15, respectively.
      The following summarizes the transactions pursuant to the 1995 Plan:

		Weighted Average
	Options	Exercise Price	Options
	Outstanding	per Option	Exercisable

Outstanding at June 30, 2003	1,288,420	$9.13	640,373
Granted	82,250	8.77
Expired or canceled	(70,250)	12.39
Exercised	(13,675)	7.60

Outstanding at December 31, 2003	1,286,745	$8.94	678,487

Outstanding at June 30, 2004	1,504,523	$10.56	640,373
Granted	1,000	19.41
Expired or canceled	(2,001)	12.16
Exercised	(42,329)	9.57

Outstanding at December 31, 2004	1,461,193	$10.58	906,702

      The following table sets forth certain information as of December 31, 2004:

	Options Outstanding			Options Exercisable

	Options	Weighted Average	Weighted Average	Options	Weighted Average
Range of Exercise Prices	Outstanding	Remaining Life	Exercise Price	Exercisable	Exercise Price

$ 0.00 - $ 5.00	148,939	7.25	$4.83	95,126	$4.84
$ 5.01 - $10.00	579,889	6.37	7.55	417,985	7.40
$10.01 - $15.00	548,015	6.87	12.43	347,504	12.01
$15.01 - $20.00	184,350	9.48	19.29	46,088	19.29

	1,461,193	7.04	$10.58	906,702	$9.50

      The Board of Directors of the Company adopted the Directors’ Stock Option Plan (the “Directors’ Plan”). Under the Directors’ Plan, each non-employee director will receive options for 6,000 shares of common stock on the date of his or her first election to the board of directors. In addition, on the third anniversary of each director’s first election to the Board, and on each three year anniversary thereafter, each non-employee director will receive an additional option to purchase 6,000 shares of common stock. The exercise price per share for all options granted under the Directors’ Plan will be equal to the fair market value of the common stock as of the date of grant. All options vest in three equal annual installments beginning on the first anniversary of the date of grant. The maximum term for all options is ten years. The weighted-average fair value per share of options granted during the six months ended December 31, 2004 and 2003 was $5.94 and $3.58, respectively.

NOTES TO FINANCIAL STATEMENTS — (Continued)
      The following summarizes the transactions pursuant to the Directors’ Plan:

		Weighted Average
	Options	Exercise Price	Options
	Outstanding	per Option	Exercisable

Outstanding at June 30, 2003	66,000	$9.11	45,997
Granted	12,000	11.68
Expired or canceled	—	—
Exercised	—	—

Outstanding at December 31, 2003	78,000	$9.50	53,998

Outstanding at June 30, 2004	79,914	$10.54	53,994
Granted	6,000	22.70
Expired or canceled	—	—
Exercised	(25,914)	9.13

Outstanding at December 31, 2004	60,000	$12.38	43,992

      The following table sets forth certain information as of December 31, 2004:

	Options Outstanding			Options Exercisable

	Options	Weighted Average	Weighted Average	Options	Weighted Average
Range of Exercise Prices	Outstanding	Remaining Life	Exercise Price	Exercisable	Exercise Price

$ 5.01- $10.00	18,000	3.11	$7.23	18,000	$7.23
$10.01- $15.00	24,000	5.91	11.99	19,998	12.15
$15.01- $20.00	12,000	9.19	15.74	3,996	15.74
$20.01- $25.00	6,000	9.96	22.70	1,998	22.70

	60,000	6.13	$12.38	43,992	$10.94

      Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), defines a fair value based method of accounting for stock options. SFAS 123 allows an entity to continue to measure cost using the accounting method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the weighted-average assumptions, expected volatility and risk-free interest rate, as listed in the table below. The following table (in thousands, except per share amounts) illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based compensation. However, no stock based compensation was recognized in the financial statements pursuant to APB 25. See Note 2 regarding SFAS 123-R.

NOTES TO FINANCIAL STATEMENTS — (Continued)

			Six Months
	Three Months		Ended
	Ended December 31,?		December 31,

	2004	2003	2004	2003

Net income (loss), as reported	$2,437	$774	$4,291	$(645)
Less:
Stock-based compensation - fair value measurement	(335)	(291)	(697)	(472)

Net income (loss), pro forma	2,102	483	3,594	(1,117)
Preferred stock dividends	(47)	(189)	(182)	(374)

Net income (loss) available to common shareholders — pro forma	$2,055	$294	$3,412	$(1,491)

Basic income (loss) per share — reported	$0.20	$0.05	$0.35	$(0.10)

Basic income (loss) per share — pro forma	$0.17	$0.03	$0.29	$(0.14)

Diluted income (loss) per share — reported	$0.18	$0.05	$0.31	$(0.10)

Diluted income (loss) per share — pro forma	$0.15	$0.03	$0.26	$(0.14)

Expected volatility	28 - 40%	37 - 40%	28 - 40%	37 - 40%
Risk free interest rate	2.6 - 6.6%	2.6 - 6.6%	2.6 - 6.6%	2.6 - 6.6%
Expected dividend yield	0%	0%	0%	0%
Expected lives	3-5 years	3-5 years	3-5 years	3-5 years

Note 8.	Acquisition
      On October 1, 2004, the Company purchased the bulk CO2 beverage carbonation business of privately owned Pain Enterprises, Inc., of Bloomington, Indiana, for total cash consideration of $15.7 million. The Company acquired approximately 9,400 customer accounts, including 6,500 tanks in service, vehicles, parts, and supplies. The acquisition of Pain Enterprises’ bulk CO2 beverage carbonation business, which operated in 12 Midwestern and Southeastern states: Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Michigan, Missouri, Minnesota, Ohio, Tennessee and Wisconsin, provides further penetration and increased operating efficiencies in markets in which the Company operates.
      The purchase price was allocated between tangible assets, intangible assets, and goodwill as follows: $6.7 million for tangible assets, $6.4 million for intangible assets and $2.6 million for goodwill. Tangible assets are being depreciated over a weighted average life of 10 years, while intangible assets, excluding goodwill, are being amortized over a weighted average life of eight years.
      Goodwill was recorded as the purchase price of the acquisition exceeded the fair market value of the tangible and intangible assets acquired and is a direct result of synergies arising from the transaction. Both the purchase price allocation and the useful lives of purchased tangible and intangible assets were derived with the assistance of an independent valuation consultant and other independent sources as appropriate. The valuation analysis provided by the independent valuation consultant is preliminary and subject to completion, which should occur prior to March 31, 2005. As such, the allocation of the purchase price is subject to change pending the final outcome of the valuation analysis. Factors that could impact the allocation of the purchase price are the final determination of the number of customers acquired and the fair market value of certain tangible and intangible assets received as part of the transaction. However, based on information currently available, the Company does not anticipate significant changes to the purchase price allocation.

NOTES TO FINANCIAL STATEMENTS — (Continued)
      In conjunction with this transaction, the Senior Credit Facility was amended to, among other things, increase the B Term Loan from $10.0 million to $23.0 million and to modify certain covenants.
      The results of operations for the acquisition are included in the statement of operations for the period of October 1, 2004 through December 31, 2004. However, the following unaudited pro forma results of operations have been prepared assuming the acquisition described above had occurred as of the beginning of the periods presented in the Company’s historical financial statements, including adjustments to the financial statements for additional depreciation of tangible assets, amortization of intangible assets, and increased interest on borrowings to finance the acquisition. The unaudited pro forma operating results are not necessarily indicative of operating results that would have occurred had this acquisition been consummated as of the beginning of the periods presented, or of future operating results. In certain cases, the operating results for periods prior to the acquisition are based on (a) unaudited financial data provided by the seller or (b) an estimate of revenues, cost of revenues and/or selling, general and administrative expenses based on information provided by the seller or otherwise available to the Company. Inasmuch as the Company acquired customer accounts, tanks at customer sites and other assets related to the beverage carbonation business, certain operational and support costs provided for by the seller are not applicable to our cost of servicing these customers and were therefore eliminated; however, the Company incurred approximately $500,000 in non-recurring costs during the integration phase that are included in the unaudited pro forma results presented below.
Unaudited Pro Forma:

	Three Months		Six Months
	Ended		Ended
	December 31,		December 31,

	2004	2003	2004	2003

Total Revenues	$24,680	$21,877	$48,983	$44,356
Operating Income	4,717	3,602	9,426	6,259
Net income (loss)	2,437	1,324	4,824	(101)
Preferred stock dividends	(47)	(189)	(182)	(374)

Net income (loss) available to common shareholders	$2,390	$1,135	$4,642	$(475)

Basic income (loss) per share	$0.20	$0.11	$0.40	$(0.04)

Diluted income (loss) per share	$0.18	$0.10	$0.35	$(0.04)

Note 9.	Comprehensive Income (Loss)
      The components of comprehensive income (loss) are as follows for the periods presented (in thousands):

	Three Months		Six Months
	Ended		Ended
	December 31,		December 31,

	2004	2003	2004	2003

Net income (loss)	$2,437	$774	$4,291	$(645)
Interest rate swap transaction (Note 4)	59	—	23	129

Comprehensive income (loss)	$2,496	$774	$4,314	$(516)

Note 10.	Income Taxes
      As of December 31, 2004, the Company had net operating loss carryforwards for federal income tax purposes of approximately $95 million and for state purposes in varying amounts, which are available to

NOTES TO FINANCIAL STATEMENTS — (Continued)
offset future federal taxable income, if any, in varying amounts through June 2024. The Company is currently evaluating whether it has experienced one or more “ownership changes” for federal income tax purposes. If an “ownership change” has occurred or were to occur in the future, the Company’s ability to use our pre-ownership change federal and state net operating loss carryforwards (and certain built-in losses, if any) would be subject to an annual usage limitation, which under certain circumstances may prevent the Company from utilizing a portion of such loss carryforwards in future tax periods and reduce its after-tax cash flow. In addition, a portion of the Company’s taxable income is subject to the alternative minimum tax (“AMT”), which is reflected in its statements of operations for 2004 along with a provision for state income taxes.
      The Company continues to evaluate the deferred tax asset valuation allowance. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Substantially all of the Company’s deferred tax assets represent the benefit of loss carryforwards that arose prior to fiscal year 2004. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Among other matters, realization of the entire deferred tax asset is dependent on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. While the Company attained profitability during fiscal year 2004, based on the available objective evidence and the recent history of losses, the Company cannot conclude that it is more likely than not that the net deferred tax assets will be fully realizable. Accordingly, the Company has recorded a valuation allowance equal to the amount of its net deferred tax assets.

PROSPECTUS
NUCO2 INC.
$150,000,000
Debt Securities
Common Stock
Preferred Stock
Warrants
3,451,176 Shares of Common Stock
Offered by Selling Shareholders

       We may offer to sell from time to time, in one or more series, debt securities, common stock, $.001 par value per share, with attached preferred stock purchase rights, preferred stock, no par value per share, or warrants or any combination of these securities. The total amount of securities offered by us in one or more offerings under this prospectus will have an initial aggregate offering price of up to $150,000,000.
      When we offer securities, we will provide you with a prospectus supplement describing the terms of the specific issue of securities, including the offering price of the securities. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any accompanying prospectus supplement carefully before you invest.
      The shareholders identified in this prospectus may sell an aggregate of up to 3,451,176 shares of our common stock in one or more offerings under this prospectus and any prospectus supplement. In the prospectus supplement relating to sales by selling shareholders, we will identify each selling shareholder and the number of shares of our common stock that each selling shareholder will be selling. We will not receive any proceeds from the sale of our common stock by the selling shareholders under this prospectus.
      This prospectus describes the general manner in which debt securities, common stock, preferred stock or warrants may be offered and sold by us and in which shares of our common stock may be offered and sold by the shareholders identified in this prospectus. For general information about the distribution of these securities, please see “Plan of Distribution” in this prospectus. If necessary, the specific manner in which our securities may be offered and sold will be described in one or more supplements to this prospectus. This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.
      Our common stock is listed on the Nasdaq National Market under the symbol “NUCO.”
      Investing in the securities we or the selling shareholders may offer involves risks. See “Special Note Regarding Forward-Looking Statements” on page i. Additional risks associated with an investment in us as well as with particular types of securities will be disclosed in the related prospectus supplement.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 8, 2005.

About This Prospectus	i
Special Note Regarding Forward-Looking Statements	i
NuCO 2 Inc.	1
Where You Can Find More Information	2
Incorporation By Reference	2
Use Of Proceeds	3
Ratio Of Earnings To Fixed Charges And Earnings To Combined Fixed Charges And Preferred Stock Dividends	3
Description Of Securities	3
Description Of Debt Securities	3
Description Of Capital Stock	11
Description Of Warrants	14
Selling Shareholders	15
Plan Of Distribution	19
Legal Matters	20
Experts	20
      You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not, and the selling shareholders have not, authorized anyone to provide you with different information or make any additional representations. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholders are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information contained in or incorporated by reference into this prospectus or any accompanying prospectus supplement is accurate only as of the date of such documents. Our business, financial condition, results of operations and prospects may have changed since those dates.
ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may offer and sell from time to time up to an aggregate of $150,000,000 of any of the securities described in this prospectus. In addition, the selling shareholders identified in this prospectus may sell up to 3,451,176 shares of our common stock under our shelf registration statement. This prospectus provides you with a general description of the securities that we or the selling shareholders may offer. Each time we or the selling shareholders offer securities under this prospectus, we will provide a prospectus supplement accompanying this prospectus that will contain specific information about the terms of that offering, which we refer to as the “prospectus supplement” in this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the prospectus supplement, together with the documents incorporated by reference and additional information described under the heading “Where You Can Find More Information.”
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus, any accompanying prospectus supplements and the documents that are incorporated by reference in this prospectus or any accompanying prospectus supplements contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995 that are not historical facts but rather are based on current expectations, estimates and projections about our business and industry, our beliefs and assumptions. Words such as

i

“anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in “Risk Factors” in the accompanying prospectus supplement and elsewhere in this prospectus, in the accompanying prospectus supplements and the documents that are incorporated by reference in this prospectus or any accompanying prospectus supplements. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this prospectus, as of the date of any accompanying prospectus supplements or as of the date of any documents incorporated by reference in this prospectus or any accompanying prospectus supplements. We undertake no obligation to update these statements or publicly release the results of any revisions to the forward-looking statements that we may make to reflect events or circumstances after the date of this prospectus, the date of any accompanying prospectus supplements or the date of any documents incorporated by reference in this prospectus or any accompanying prospectus supplements or to reflect the occurrence of unanticipated events.

ii

NUCO2 INC.
      We are a Florida corporation, incorporated in 1990. Through a combination of internal growth and over 30 asset acquisitions, we have expanded our service area from one service location and 19 customers in Florida to 114 service locations (98 stationary depots and 16 mobile depots) and approximately 94,000 customers in 45 states as of December 31, 2004. We believe we are the largest supplier in the United States of bulk CO2 systems and bulk CO2 for carbonating fountain beverages based on the number of bulk CO2 systems leased to customers. The majority of our growth is driven by the conversion of high pressure CO2 users to bulk CO2 systems. Our ability to grow is dependent on the success of our marketing efforts to acquire new customers and their acceptance of bulk CO2 systems as a replacement for high pressure cylinders. We believe we are the first and only company in our industry to operate a national network of bulk CO2 service locations with over 99% of fountain beverage users in the continental United States within our current service area.
      Our bulk CO2 customer base is highest in Florida, Texas, Georgia, New York and California. Substantially all of our revenues have been derived from the rental of bulk CO2 systems installed at customers’ sites, the sale of CO2 and high pressure cylinder revenues. Revenues have grown from $812,000 in the year ended June 30, 1991 to $80.8 million in the year ended June 30, 2004. For the six months ended December 31, 2004, revenues were $46.6 million compared to $39.7 million in the comparable period in 2003.
      Bulk CO2 involves use of a cryogenic vessel delivered to a customer’s site, which preserves CO2 in its liquid form and then converts the liquid product to gaseous CO2, the necessary ingredient for beverage carbonation. This is a relatively new technology with clear advantages over high pressure CO2. Some of these advantages are:

•	consistent and improved beverage quality,

•	increased product yields,

•	reduced employee handling and cylinder storage requirements,

•	greater productivity,

•	elimination of downtime and product waste during high pressure cylinder changeovers, and

•	enhanced safety.
      We offer our customers two principal services: (1) a stationary bulk CO2 system installed on the customer’s site and (2) routine filling of the bulk CO2 system with bulk CO2. The bulk CO2 system installed at a customer’s site consists of a cryogenic vessel for the storage of bulk CO2 and related valves, regulators and gas lines. The cryogenic vessel preserves CO2 in its liquid form and then converts the liquid product to gaseous CO2, the necessary ingredient for beverage carbonation.
      As of December 31, 2004, we operated a total of 295 specialized bulk CO2 trucks and technical service vehicles. Each specialized bulk CO2 truck refills bulk CO2 systems at customers’ sites on a regular cycle and CO2 delivery quantities are measured by flow meters installed on the bulk CO2 trucks. Each stationary depot is equipped with a storage tank (up to 40 tons) which receives bulk CO2 from large capacity tanker trucks and from which our specialized bulk CO2 trucks are filled with bulk CO2 for delivery to customers.
      Among our customers are many of the major national and regional restaurant and convenience store chains (based on U.S. systemwide foodservice sales), movie theater operators, theme parks, resorts and sports venues, including McDonald’s, Outback Steakhouse, 7-Eleven, Loews Cineplex, Six Flags, Walt Disney World and Madison Square Garden.
      Our principal executive offices are located at 2800 S.E. Market Place, Stuart, Florida 34997 and our telephone number is (772) 221-1754. We maintain our corporate web site at www.nuco2.com. Information on our web site is not part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-3, including exhibits and schedules, with the SEC with respect to securities that we may issue from time to time. This prospectus does not contain all the information set forth in the registration statement. You should refer to the registration statement and its exhibits and schedules for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.
      The SEC maintains an Internet site at http://www.sec.gov, that contains reports, registration statements, proxy and information statements, and other information regarding us. You may also read and copy any document we file with the SEC at its public reference room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room.
INCORPORATION BY REFERENCE
      The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means that we can disclose important information to you by referring to those documents. The information we incorporate by reference is considered to be a part of this prospectus, except to the extent updated and superseded by the information contained in this prospectus. Some information that we file with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all of the securities covered by this prospectus, including between the date of this prospectus and the date on which the registration statement of which this prospectus is a part is declared effective by the SEC:

(1)	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2004;

(2)	Our Current Report on Form 8-K filed on August 16, 2004;

(3)	Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004;

(4)	Our Current Report on Form 8-K filed on October 1, 2004;

(5)	Our Current Report on Form 8-K filed on December 14, 2004;

(6)	Our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2004;

(7)	The description of our common stock contained in our Registration Statement on Form 8-A dated December 11, 1995; and

(8)	The description of our preferred stock contained in our Registration Statement on Form 8-A dated March 28, 2003.
      You may request a copy of these filings (excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings) at no cost, by writing or telephoning us at:
NuCO2 Inc.
2800 S.E. Market Place
Stuart, Florida 34997
Attention: General Counsel
Tel. (772) 221-1754

USE OF PROCEEDS
      We intend to use the net proceeds that we receive from the sale of the securities offered by this prospectus for general corporate purposes unless otherwise indicated in the applicable prospectus supplement relating to a specific issuance of securities. These general corporate purposes may include, but are not limited to, refinancing of existing indebtedness, capital expenditures, funding of possible acquisitions, working capital, satisfaction of other obligations and repurchase of outstanding securities. Pending any such use, the net proceeds from the sale of our securities may be invested in short-term, investment grade, interest-bearing instruments. We will include a more detailed description of the use of net proceeds of any specific offering in the applicable prospectus supplement relating to the offering.
      We will not receive any of the proceeds from sales of our common stock by selling shareholders.
RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
      The following table sets forth our ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods indicated:

	Six Months
	Ended
	December 31,		Fiscal Year Ended June 30,

	2004	2003	2004	2003	2002	2001	2000

	(Amount in thousands, except for ratios)
Deficiency of Earnings to Fixed Charges	na	$645	na	$4,939	$10,971	$15,485	$9,383
Ratio of Earnings to Fixed Charges	1.8	na	1.2	na	na	na	na
Deficiency of Earnings to Fixed Charges and Preferred Stock Dividends	na	$1,268	na	$6,116	$11,948	$16,178	$9,466
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.7	na	1.1	na	na	na	na
      For the purposes of this computation, earnings consist of our net income (loss) before provision for income taxes. Fixed charges include interest on indebtedness, amortization of borrowing expenses and the portion of rental expense under operating leases deemed by us to be representative of imputed interest. When the ratio of earnings to fixed charges and earnings to fixed charges and preferred stock dividends was less than 1.00x for the period presented, earnings available were inadequate to cover fixed charges and fixed charges and preferred dividends for such period.
DESCRIPTION OF SECURITIES
      The following is a general description of the terms and provisions of the securities we may offer and sell by this prospectus. These summaries are not meant to be a complete description of each security. This prospectus and any accompanying prospectus supplement will contain the material terms and conditions for each security. The accompanying prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus.
DESCRIPTION OF DEBT SECURITIES
      This prospectus describes the general terms and provisions of the debt securities we may offer from time to time. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.
      We may offer debt securities in the form of either senior debt securities or subordinated debt securities. Unless otherwise specified in a supplement to this prospectus, the debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.
      The debt securities will be issued under an indenture between us and a trustee. We have summarized the select portions of the indenture below. The summary is not complete. The form of indenture has been incorporated by reference as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. Capitalized terms used in the summary have the meanings specified in the indenture.
General
      The terms of each series of debt securities, will be established by or pursuant to a resolution of our board of directors and set forth or determined in the manner provided in an officers certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series, including any pricing supplement.
      We can issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a prospectus supplement, including any pricing supplement, relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities:

•	the title of the debt securities;

•	the price or prices, expressed as a percentage of the principal amount, at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•	the rate or rates, which may be fixed or variable, per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where principal of, premium and interest on the debt securities will be payable, where the debt securities of such series may be surrendered for registration of transfer or exchange and where notices and demands to or upon us in respect of the debt securities of such series and the indenture may be served, and the method of such payment;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•	the dates on which and the price or prices at which we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the debt securities;

•	the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

•	if payments of principal of, premium or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

•	the manner in which the amounts of payment of principal of, premium or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

•	any provisions relating to any security provided for the debt securities;

•	any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

•	any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series; and

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

      In addition, the indenture does not limit our ability to issue convertible or subordinated debt securities. Any conversion or subordination provisions of a particular series of debt securities will be set forth in the officer’s certificate or supplemental indenture related to that series of debt securities and will be described in the relevant prospectus supplement. Terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of shares of common stock or other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the prospectus supplement.
      We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.
      If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.
Transfer and Exchange
      Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as depositary, or a nominee (we will refer to any debt security represented by a global debt security as a “book-entry debt security”), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a “certificated debt security”) as set forth in the applicable prospectus supplement. Except as set forth under the heading “Global Debt Securities and Book-Entry System” below, book-entry debt securities will not be issuable in certificated form.
      Certificated Debt Securities. You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.
      You may effect the transfer of certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.
      Global Debt Securities and Book-Entry System. Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the depositary, and registered in the name of the depositary or a nominee of the depositary.

      The depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.
      Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the depositary for the related global debt security, which we refer to as participants, or persons that may hold interests through participants. Upon the issuance of a global debt security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.
      So long as the depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the depositary for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.
      We understand, however, that under existing industry practice, the depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture.
      We will make payments of principal of, and premium and interest on book-entry debt securities to the depositary or its nominee, as the case may be, as the registered holder of the related global debt security. We, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.
      We expect that the depositary, upon receipt of any payment of principal of, premium or interest on a global debt security, will immediately credit participants’ accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.
      We will issue certificated debt securities in exchange for each global debt security if the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an event of default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.
      We have obtained the foregoing information concerning the depositary and the depositary’s book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.
No Protection in the Event of a Change of Control
      Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control), which could adversely affect holders of debt securities.
Covenants
      We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.
Consolidation, Merger and Sale of Assets
      We may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, which we refer to as a successor person, unless:

•	we are the surviving corporation or the successor person is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

•	certain other conditions are met.
Events of Default
      Event of default means, with respect to any series of debt securities, any of the following:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

•	default in the payment of principal of or premium on any debt security of that series when due and payable;

•	default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

•	default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than a majority in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	certain events of bankruptcy, insolvency or reorganization of us; and

•	any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

      No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of an event of default may constitute an event of default under any bank credit agreements we may have in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.
      If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than a majority in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an event of default.
      The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.
      No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

•	the holders of at least a majority in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.
      Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.
      The indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver
      We may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We may not make any modification or amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

•	reduce the amount of debt securities whose holders must consent to an amendment or waiver;

•	reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

•	reduce the principal of or premium on or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

•	reduce the principal amount of discount securities payable upon acceleration of maturity;

•	waive a default in the payment of the principal of, premium or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

•	make the principal of or premium or interest on any debt security payable in currency other than that stated in the debt security;

•	make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, premium and interest on those debt securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or

•	waive a redemption payment with respect to any debt security.
      Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, premium or any interest on any debt security of that series or in respect of a covenant or provision, which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.
Defeasance of Debt Securities and Certain Covenants in Certain Circumstances
      Legal Defeasance. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.
      This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.
      Defeasance of Certain Covenants. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

•	we may omit to comply with the covenant described under the heading “Consolidation, Merger and Sale of Assets” and certain other covenants set forth in the indenture, as well as any additional covenants which may be set forth in the applicable prospectus supplement; and

•	any omission to comply with those covenants will not constitute a default or an event of default with respect to the debt securities of that series, or covenant defeasance.
      The conditions include:

•	depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

•	delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.
      Covenant Defeasance and Events of Default. In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. However, we shall remain liable for those payments.
      “Foreign government obligations” means, with respect to debt securities of any series that are denominated in a currency other than U.S. dollars:

•	direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged which are not callable or redeemable at the option of the issuer thereof; or

•	obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government which are not callable or redeemable at the option of the issuer thereof.
Governing Law
      The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK
Common Stock
      The following summary of terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our Articles of Incorporation and Bylaws, copies of which are on file with the SEC. See “Where You Can Find More Information.”
      Our board of directors may authorize the issuance of up to 30,000,000 shares of common stock, $0.001 par value per share. On February 25, 2005, we had 12,760,223 shares of our common stock outstanding. In addition, on February 25, 2005, we had outstanding options to purchase an aggregate of 1,636,401 shares of our common stock at a weighted-average exercise price of $10.45 per share and outstanding warrants to purchase an aggregate of 500,000 shares of our common stock at a weighted-average exercise price of $15.36 per share.
      If we offer shares of our common stock, the prospectus supplement will set forth the number of shares offered, the public offering price, information regarding our dividend history and common stock prices as reflected on the Nasdaq National Market or other exchange on which our common stock is then listed, including a recent reported last sale price of our common stock.
      All shares of our common stock currently outstanding are, and the shares of common stock offered by this prospectus will, when issued, be validly issued and fully paid and nonassessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock of any class or of securities convertible into stock of any class.
      The holders of our common stock, subject to any rights of holders of any preferred stock that may be issued in the future, are entitled to one vote per share on all other matters submitted for shareholder approval. Our common stock has no cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to participate equally in dividends when and as declared by our board of directors and in distribution of assets upon liquidation, dissolution or winding up.
      Other than as described below, the holders of our common stock have no preemptive rights to participate in future stock offerings. Pursuant to the terms of warrant agreements among us and the initial holders of our senior subordinated notes issued in October 1997 and August 2003 (the “Warrant Agreements”), holders of warrants to purchase an aggregate of 100,000 shares of our common stock and 510,778 shares of our common stock are entitled, so long as such holders own warrants or shares issued upon exercise of warrants issued pursuant to the Warrant Agreements, to participate in future equity offerings of the company (other than in registered public offerings or in transactions in which equity securities are exchanged for the assets or securities of another person). The holders of such warrants and shares of common stock issued upon exercise of such warrants are entitled to exercise this preemptive right, in whole or in part, to acquire the offered securities on the same terms and conditions and at the same price as other investors in the offering, based on their pro rata share of the ownership of the company, as determined by dividing the shares issued or issuable upon exercise of the warrants by our outstanding common stock on a fully-diluted basis.
      Our common stock is listed on the Nasdaq National Market under the symbol “NUCO.” The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company.
Preferred Stock
      Our board of directors is authorized to issue up to 5,000,000 shares of preferred stock, no par value per share. Our board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the shareholders, to issue from time to time shares of preferred stock in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

      Our articles of incorporation currently authorize 5,000 shares of Series A 8% cumulative convertible preferred stock, 2,500 shares of Series B 8% cumulative convertible preferred stock and 200,000 shares of Series C participating preferred stock. As of the date of this prospectus, no shares of preferred stock are issued and outstanding.
      Each share of Series C participating preference stock carries voting rights that are intended to approximate the equivalent of one hundred shares of common stock. Subject to preferences that may be applicable to any series of preferred stock ranking prior and superior to the Series C participating preference stock, the holder of each share of Series C participating preference stock shall be entitled to receive quarterly dividends as may be declared by our board of directors out of legally available funds that are equal to the greater of $1.00 and 100 times the amount of the dividend declared on a share of common stock. If we are liquidated or dissolved, holders of each share of Series C participating preference stock will receive the greater of $100.00 and 100 times the amount per share to be distributed to holders of common stock before the holders of shares of stock ranking junior to the Series C participating preference stock receive any distributions.
      The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. These rights may include voting and conversion rights which could adversely affect the holders of our common stock. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on common stock. Holders of our preferred stock would typically be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to the holders of common stock. Additionally, the issuance of our preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock after this offering.
      If we offer shares of our preferred stock, we will provide specific information about the particular class or series being offered in a prospectus supplement. This information will include some or all of the following:

•	the title or designation of the series;

•	the number of shares of the series, which our board of directors may thereafter (except where otherwise provided in the designations for such series) increase or decrease (but not below the number of shares of such series then outstanding);

•	whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

•	the conditions upon which and the dates at which dividends, if any, will be payable, and the relation that such dividends, if any, will bear to the dividends payable on any other class or classes of stock;

•	the redemption rights and price or prices, if any, for shares of the series and at whose option such redemption may occur, and any limitations, restrictions or conditions on such redemption;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on and the preferences, if any, of shares of the series, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of us;

•	whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security of ours or any other entity, and, if so, the specification of such other class or series or such other security, the conversion price or prices or exchange rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

•	whether the preferred stock being offered will be listed on any securities exchange;

•	if necessary, a discussion of certain federal income tax considerations applicable to the preferred stock being offered;

•	the voting rights, in addition to the voting rights provided by law, if any, of the holders of shares of such series; and

•	any other relative rights, preferences, limitations and powers not inconsistent with applicable law, the articles then in effect or the by-laws then in effect.
      Upon issuance, the shares of preferred stock will be fully paid and nonassessable, which means that their holders will have paid their purchase price in full and we may not require them to pay additional funds.
Certain Provisions of Our Articles of Incorporation and Bylaws and Florida Law
      Classified Board. Our Articles of Incorporation provide for a classified board of directors in which directors are divided into three classes, each class being elected for a term of three years expiring at successive yearly intervals. In addition, our Bylaws require a vote of a majority of the remaining board of directors or of the shareholders to fill a vacancy on our board of directors. Our Articles of Incorporation provide that vacancies filled by our board of directors or shareholders will be filled for the remainder of the term of the class in which the vacancy occurs. Our Articles of Incorporation further state that a decrease in the number of directors will not shorten the term of any incumbent director. Without the ability to easily obtain immediate control of the board of directors, a takeover bidder may not be able to take action to remove other impediments to its acquisition of us.
      Shareholder Rights Plan. We have entered into a Rights Agreement, dated as of March 27, 2003, with Continental Stock Transfer & Trust Company, pursuant to which each outstanding share of our common stock has attached a right to purchase one one-hundredth of a share of Series C participating preference stock at a price of $40. Each share of our common stock subsequently issued prior to the expiration of the Rights Agreement will likewise have attached this right. In this prospectus, unless the context requires otherwise, all references to our common stock include the accompanying rights.
      Currently, the rights are not exercisable and trade with our common stock. If the rights become exercisable, each full right, unless held by a person or group that beneficially owns more than 20% of our outstanding common stock, will initially entitle the holder to purchase one one-hundredth of a share of Series C participating preference stock at a purchase price of $40, subject to adjustment. Each one one-hundredth of a share of Series C participating preference stock is intended to approximate the equivalent of one share of common stock. The rights will become exercisable only if a person or group has acquired, or announced an intention to acquire, 20% or more of our outstanding common stock. Under some circumstances, including the existence of a 20% acquiring party, each holder of a right, other than the acquiring party, will be entitled to purchase, in lieu of one one-hundredth of a share of Series C participating preference stock, shares of our common stock at 50% of the market price of our common stock at that time. If another corporation acquires us after a person acquires 20% or more of our common stock, each holder of a right will be entitled to receive the acquiring corporation’s common shares having a market value of two times the exercise price. Each right may be redeemed at a price of $0.001 at any time during the ten days, which period may be extended by our board of directors, after a party acquires 20% or more of our common stock. At any time after a party acquires 20% or more of our common stock and prior to that party’s acquisition of 50% or more of our common stock, our board of directors may exchange all or part of the rights for common stock at an exchange ratio of one share of common stock for each right. The rights expire on March 27, 2008. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on our earnings.
      Florida Anti-Takeover Law. We are subject to several anti-takeover provisions of the Florida Business Corporation Act. These provisions generally require that an “affiliated transaction” (certain transactions between a corporation and a holder of more than 10% of its outstanding voting securities) must be approved by a majority of disinterested directors or the holders of two-thirds of the voting shares not beneficially owned by an “interested shareholder.” Additionally, “control shares” (shares acquired in excess of certain specified thresholds) acquired in specified control share acquisitions have voting rights only to the extent conferred by resolution approved by shareholders, excluding holders of shares defined as “interested shares.”

      A Florida corporation may opt out of these Florida anti-takeover laws if its articles of incorporation or, depending on the provision in question, its bylaws so provide. We have not opted out of the provisions of the anti-takeover laws. These provisions may have the effect of delaying, deterring or preventing a change in control of us without further actions by our shareholders.
DESCRIPTION OF WARRANTS
      We may issue warrants to purchase debt securities, common stock or preferred stock, collectively, the underlying warrant securities, and these warrants may be issued independently or together with any underlying warrant securities and may be attached to or separate from any underlying warrant securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.
      The applicable prospectus supplement will describe the specific terms of any warrants offered thereby, including:

•	the title or designation of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies or currency units, in which the exercise price of such warrants may be payable;

•	the designation, aggregate principal amount and terms of the underlying warrant securities purchasable upon exercise of such warrants, and the procedures and conditions relating to the exercise of the warrant securities;

•	the price at which the underlying warrant securities purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the underlying warrant securities with which such warrants are issued and the number of such warrants issued with each such underlying warrant security;

•	if applicable, the currency or currencies, including composite currencies or currency units, in which any principal, premium, if any, or interest on the underlying warrant securities purchasable upon exercise of the warrant will be payable;

•	if applicable, the date on and after which such warrants and the related underlying warrant securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if necessary, a discussion of certain federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

SELLING SHAREHOLDERS
      The following table sets forth the name of each selling shareholder and:

•	the number of shares and percentage of our common stock beneficially owned by each selling shareholder as of February 25, 2005;

•	the maximum number of shares of our common stock that may be offered for the account of each selling shareholder (or by those persons or entities to whom any selling shareholder transfers, donates, devises, pledges or distributes its shares or by other successors in interest); and

•	the number of shares and percentage of our common stock to be beneficially owned by each selling shareholder assuming the sale of all shares of common stock that the selling shareholder may sell under this prospectus and that we have not issued any shares of common stock since February 25, 2005.
      The actual number of shares, if any, of our common stock to be offered by each selling shareholder and the number and percentage of shares of our common stock to be beneficially owned by each selling shareholder following such offering will be disclosed in an applicable prospectus supplement.
      The following table is based on information supplied to us by the selling shareholders. We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated, the persons and entities included in the table have sole voting and investment power with respect to all shares beneficially owned, except to the extent authority is shared by spouses under applicable law. Shares of common stock subject to options that are either currently exercisable or exercisable within 60 days of February 25, 2005, are treated as outstanding and beneficially owned by the holder for the purpose of computing the percentage ownership of the holder. However, these shares are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The table lists applicable percentage ownership based on 12,760,223 shares outstanding as of February 25, 2005.
      Unless otherwise indicated, the address for each selling shareholder listed below is 2800 S.E. Market Place, Stuart, Florida 34997.

							Number of Shares of
							Common Stock
							Beneficially Owned
	Shares of						After Sale of Maximum
	Common Stock				Maximum Number of		Number of Shares of
	Beneficially Owned				Shares of Common		Common Stock to be Sold
					Stock to be Sold
Name	Number		Percentage		under this Prospectus		Number		Percentage

The BOC Group, Inc.(1)
575 Mountain Avenue
Murray Hill, NJ 07974	1,815,319	(2		) 13.8	1,809,319	(3)	6,000	(4)	*
Entities affiliated with JPMP Capita	l Corp.
1221 Avenue of the Americas
New York, NY 10020	1,060,798	(5		) 8.3	1,056,798		4,000	(6)	*
Paribas North America, Inc.(7)
787 Seventh Avenue, 32nd Floor
New York, NY 10019	208,358		1.6		208,358		0		0
UBS High Yield Fund(8)
One North Wacker Drive
Chicago, IL 60606	111,701		*		111,701		0		0
Argentum Capital Partners, L.P.(9)
60 Madison Avenue, 7th Floor
New York, NY 10010	145,890		1.1		75,000		70,890		*
Michael E. DeDomenico(10)	516,404	(11)	3.9		125,000		391,404	(12)	3.0
Robert R. Galvin(13)	182,234	(14)	1.4		50,000		132,234	(15)	1.0
Eric M. Wechsler(16)	67,991	(17)	*		15,000		52,991	(18)	*

*	Less than 1%.

(1)	In May 1997 we entered into an exclusive bulk CO2 requirements contract with The BOC Group, Inc., which expires in May 2011. Under this contract, BOC is committed to provide us with 100% of our bulk CO2 requirements at competitive prices. The contract provides for annual adjustments in the purchase price for bulk CO2 based upon changes in the Producer Price Index for Chemical and Allied Products or increases in the price of bulk CO2 purchased by BOC’s large, multi-location beverage customers in the United States, whichever is less. In addition, the contract provides that, in the event of a CO2 shortage for any reason, we will continue to receive CO2 deliveries in full, along with BOC’s other large customers, prior to deliveries to other customers. For our fiscal years ended June 30, 2002, 2003 and 2004, we paid BOC, under this contract and for other services, an aggregate of approximately $7.6 million, $8.0 million and $9.3 million, respectively, and approximately $5.0 million for the six months ended December 31, 2004. In connection with this contract, we issued BOC a warrant to purchase 1,000,000 shares of our common stock. The warrant was exercisable at $17 per share from May 1, 1999 to May 1, 2002 and thereafter at $20 per share until April 30, 2007. In December 2000, BOC purchased 1,111,111 shares of our common stock at $9.00 per share pursuant to a stock purchase agreement between BOC and us. Under this stock purchase agreement, BOC was granted the right to designate one member to our board of directors. In accordance with this right, John L. Walsh, Jr., served as a member of our board of directors as the BOC representative until December 2003, since which time BOC has declined to exercise its right to designate one director to our board; however, it reserved and has since exercised its right granted under that certain warrant agreement dated May 1, 1997, as amended, to receive notice of and have a representative present to observe meetings of our board of directors. In addition, in connection with this purchase of common stock, the number of shares for which the warrant was exercisable was reduced to 400,000 shares, at an exercise price of $17 per share. On the date of issuance of the common stock in December 2000, the closing price of the common stock on The Nasdaq National Market was $8.00 per share. BOC is an indirect wholly-owned subsidiary of The BOC Group plc, a publicly-traded company.

(2)	Includes (i) 400,000 shares issuable upon exercise of the warrant described in footnote (1) above, (ii) 4,000 shares of common stock registered in the name of Mr. Walsh, Chief Executive, Industrial & Special Products for The BOC Group plc, the ultimate parent of BOC (these shares were issued to and registered in the name of Mr. Walsh upon the exercise of options in December 2004), and (iii) 2,000 shares issuable upon exercise of stock options registered in the name of Mr. Walsh. The options described in the preceding clause (ii) and (iii) were granted to Mr. Walsh as compensation in his capacity as one of our directors. Mr. Walsh served on our board as the representative and nominee of BOC. See footnote (1) above. Mr. Walsh disclaims beneficial ownership of these securities.

(3)	Includes 400,000 shares issuable upon exercise of a warrant.

(4)	Consists of (i) 4,000 shares of common stock held by Mr. Walsh, Chief Executive Officer, Industrial & Special Products for The BOC Group plc, the ultimate parent of BOC, and (ii) 2,000 shares issuable upon exercise of stock options held by Mr. Walsh. See footnote (2) above.

(5)	JPMP Capital Corp. may be deemed to beneficially own 1,060,798 shares of common stock, which consists of (i) 1,033,178 shares of common stock held by J.P. Morgan Partners (BHCA), L.P., (ii) 16,135 shares of common stock held by J.P. Morgan Partners Global Investors, L.P., (iii) 8,101 shares of common stock held by J.P. Morgan Partners Global Investors (Cayman), L.P., (iv) 2,479 shares of common stock held by J.P. Morgan Partners Global Investors A, L.P., (v) 905 shares of common stock held by J.P. Morgan Partners Global Investors (Cayman) II, L.P., and (vi) 4,000 shares issuable upon exercise of stock options held by Richard D. Waters, a former director who served on our board until December 2004. The general partner of J.P. Morgan Partners (BHCA), L.P. is JPMP Master Fund Manager, L.P. The general partner of each of J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors A, L.P., and J.P. Morgan Partners Global Investors (Cayman) II, L.P. is JPMP

Global Investors, L.P. JPMP Capital Corp., a wholly-owned subsidiary of JPMorgan Chase & Co., a publicly-traded company, is the general partner of each of JPMP Master Fund Manager, L.P. and JPMP Global Investors, L.P. Mr. Waters is a Managing Director of JPMP Capital Corp. As a result, each of JPMP Master Fund Manager, L.P., JPMP Global Investors, L.P. and JPMP Capital Corp. may be deemed beneficial owners of the shares held by J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., and J.P. Morgan Partners Global Investors (Cayman) II, L.P. (collectively, the “JPMP Entities”). The foregoing, however, shall not be construed as an admission that such entities and Mr. Waters are the beneficial owners of the shares held by the JPMP Entities. Each of the JPMP Entities, JPMP Master Fund Manager, L.P., JPMP Global Investors, L.P. and JPMP Capital Corp. are members of the private equity business unit of JPMorgan Chase & Co., a publicly-traded company.

The JPMP Entities hold $15,000,000 aggregate principal amount, or 50%, of our 16.3% senior subordinated notes due February 27, 2009 which we issued on August 25, 2003. Interest on these subordinated notes is payable quarterly in arrears on February 28, May 31, August 31 and November 30 of each year (commencing November 30, 2003) and accrues at a rate of 12% per annum payable in cash and 4.3% per annum payable “in kind” by adding the amount of such interest to the principal amount of the subordinated notes then outstanding. In connection with the issuance of these subordinated notes, we issued to these entities warrants to purchase an aggregate of 250,000 shares of our common stock at $8.79 per share. In December 2004, these entities exercised all of these warrants.

(6)	Consists of 4,000 shares issuable upon exercise of stock options held by Mr. Waters.

(7)	Paribas North America, Inc. is an affiliate of BNP Paribas Securities Corp., a registered broker-dealer. Paribas North America’s ultimate parent is BNP Paribas, S.A., a French corporation that is a member of the NYSE and NASD. The finance directors for Paribas North America are Thomas Clyne and Phiroze Rao, who share voting and investment control over the shares held by Paribas North America. As a result, Messrs. Clyne and Rao may be deemed beneficial owners of the shares held by Paribas North America. Each of Messrs. Clyne and Rao disclaims beneficial ownership of the shares held by Paribas North America.

Paribas North America, Inc. is an affiliate of BNP Paribas, which is the administrative agent and a member of the syndicate of banks for our senior credit facility (the “Senior Credit Facility”). We entered into the Senior Credit Facility on August 25, 2003. The Senior Credit Facility consists of a $30.0 million A term loan facility (the “A Term Loan”), a $10.0 million B term loan facility (the “B Term Loan”), and a $10.0 million revolving loan facility (the “Revolving Loan Facility”). On October 1, 2004, in conjunction with the acquisition of Pain Enterprises, Inc.’s bulk CO2 beverage carbonation business, the Senior Credit Facility was amended to, among other things, increase the B Term Loan to $23.0 million and to modify certain financial covenants. The A Term Loan and Revolving Loan Facility mature on August 25, 2007, while the B Term Loan matures on August 25, 2008. BNP Paribas’ total share of the Senior Credit Facility is 28%.

(8)	Registered in the name of Kane & Co., its nominee. UBS High Yield Fund and its investment advisor, UBS Global Asset Management (Americas) Inc., are affiliates of UBS Securities LLC. UBS High Yield Fund is registered as an investment company under the Investment Company Act of 1940.

(9)	Daniel Raynor, one of our directors, and Walter H. Barandiaran are the chairman and president, respectively, and the sole shareholders of the general partner of Argentum Capital Partners, L.P. Messrs. Raynor and Barandiaran share voting and investment control over the shares held by Argentum. As a result, Messrs. Raynor and Barandiaran may be deemed beneficial owners of the shares held by Argentum. Each of Messrs. Raynor and Barandiaran disclaims beneficial ownership of the shares held by Argentum except as to his respective equity interest therein.

(10)	Michael E. DeDomenico has been our Chief Executive Officer since September 2000 and a director since June 2000. In October 2001, Mr. DeDomenico was elected Chairman of the Board.

(11)	Includes 480,000 shares issuable upon exercise of stock options.

(12)	Includes 355,000 shares issuable upon exercise of stock options, assuming the number of shares to be sold under this prospectus were acquired through the exercise of stock options.

(13)	Robert R. Galvin has been our Chief Financial Officer, Executive Vice President and Treasurer since November 2002.

(14)	Includes 167,416 shares issuable upon exercise of stock options.

(15)	Includes 117,416 shares issuable upon exercise of stock options, assuming the number of shares to be sold under this prospectus were acquired through the exercise of stock options.

(16)	Eric M. Wechsler has been our General Counsel and Secretary since January 1998.

(17)	Includes 64,991 shares issuable upon exercise of stock options.

(18)	Includes 49,991 shares issuable upon exercise of stock options, assuming the number of shares to be sold under this prospectus were acquired through the exercise of stock options.
      Based on information provided by each of the selling shareholders, the JPMP Entities, UBS High Yield Fund and Paribas North America, Inc. are the only selling shareholders that are affiliates of broker-dealers within the meaning of Rule 405 of the Securities Act of 1933. Other than the selling shareholders who are executive officers, who acquired or will acquire their shares upon the exercise of stock options or who acquired shares through open-market purchases, each of the selling shareholders purchased shares of our common stock or securities exercisable for or convertible into shares of our common stock in the ordinary course of business in private placement transactions prior to September 2003 or upon exercise of stock options and at the time of their purchase, none of the selling shareholders had any agreements or understandings directly or indirectly with any person to distribute our common stock.

PLAN OF DISTRIBUTION
      We may sell the securities to one or more underwriters for public offering and sale by them and may also sell the securities to investors directly or through agents. In addition, the shareholders identified in this prospectus may sell shares of our common stock under this prospectus in any of these ways and may sell shares outside of this prospectus in any manner, subject to compliance with applicable securities laws. We will name any underwriter or agent involved in the offer and sale of securities in the applicable prospectus supplement. We and the selling shareholders have reserved the right to sell or exchange securities directly to investors on our or their own behalf in those jurisdictions where we are authorized to do so.
      We or the selling shareholders may distribute the securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.
      We or the selling shareholders may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of securities, we or the selling shareholders, or the purchasers of securities for whom the underwriters may act as agents, may compensate underwriters in the form of underwriting discounts or commissions. If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of the sale, or at prices related to such prevailing market prices, or at negotiated prices. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the prospectus supplement, the obligations of underwriters or dealers to purchase the securities offered will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the offered securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.
      We will describe in the applicable prospectus supplement any compensation we or the selling shareholders pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. The selling shareholders and any dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We or the selling shareholders may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, and to reimburse these persons for certain expenses. We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act, and to pay for the fees and expenses of registering their shares other than any underwriting discount and concessions and fees and expenses of their counsel.
      To the extent that we make sales to or through one or more underwriters or agents in at-the-market offerings, we will do so pursuant to the terms of a distribution agreement between us and the underwriters or agents. If we engage in at-the-market sales pursuant to a distribution agreement, we will issue and sell shares of our common stock to or through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we may sell shares on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents, which may include UBS Securities LLC or any other underwriters that we may identify in a post-effective amendment to the registration statement of which this prospectus is a part that we may file. The distribution agreement will provide that any securities sold will be sold at prices related to the then prevailing market prices for such securities. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time and will be described in a prospectus supplement. Broker-dealers may also receive compensation from purchasers of the shares which is not expected to exceed that which is customary in the type of transactions involved. Pursuant to the terms of the distribution agreement, we also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our common stock or other securities. The terms of each such distribution agreement will be set forth in more detail in a prospectus supplement to this prospectus. In the event that any underwriter or agent acts as principal, or broker-dealer acts as underwriter, it may engage in certain transactions that stabilize, maintain or otherwise affect the price of our securities. We will describe any such activities in the prospectus supplement relating to the transaction.
      To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.
      The securities, other than our common stock, may or may not be listed on a national securities exchange.
      Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of our business for which they receive compensation.
LEGAL MATTERS
      Olshan Grundman Frome Rosenzweig & Wolosky LLP, New York, New York, will issue an opinion about certain legal matters with respect to the securities for us. Certain members of such firm own shares of our common stock and options to purchase shares of our common stock. Robert L. Frome, a member of such firm, is one of our directors. Any underwriters will be advised about the other issues relating to any offering by their own legal counsel.
EXPERTS
      The financial statements of NuCO2 Inc. incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 2004 have been so incorporated in reliance on the report of Margolin, Winer & Evens LLP, independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.